09011147

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section

MAY 04 2009

Washington, DC 110

FORM 10-K

ARS

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: ~~001-32330~~ 1-32564

JER INVESTORS TRUST INC.

(Exact name of registrant as specified in its charter)

Maryland	**75-3152779**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1650 Tysons Blvd., Suite 1600 McLean, Virginia	**22102**
(Address of principal executive offices)	(Zip Code)

(703) 714-8000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class

Common Stock, $0.01 par value

Name of each exchange on which registered

New York Stock Exchange (NYSE)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's 2,232,130 voting common stock, par value of $0.01 per share, held by non-affiliates of the registrant as of June 30, 2008 was $140,624,203 based upon the closing price of $63.00 per share on the New York Stock Exchange composite tape on such date. As of March 30, 2009, the registrant had issued and outstanding 4,987,994 shares of common stock, par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's 2008 Annual Meeting of Stockholders (the "2008 Proxy Statement"), to be filed within 120 days after the end of the registrant's fiscal year ended December 31, 2008, are incorporated by reference into Part III of this Annual Report on Form 10-K.

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INDEX

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Such statements are subject to various risks and uncertainties, including without limitation, statements relating to the performance of the investments of JER Investors Trust Inc. (the "Company") and the Company's financing needs. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate," "overestimate," "underestimate," "believe," "could," "project," "predict," "continue" or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company's actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on the Company's operations and future prospects include, but are not limited to:

- changes in economic conditions generally and in the commercial real estate mortgage finance, real estate and capital markets specifically;
- the success or failure of our efforts to implement our current business strategy;
- legislative and regulatory changes (including changes to laws governing the taxation of real estate investment trusts or REITs);
- JER Commercial Debt Advisors, LLC remaining as our external manager and remaining affiliated with the J.E. Robert Company, Inc including our ability to pay our external manager base management fees and reimbursement of expenses;
- the availability of, and our ability to retain, qualified personnel;
- availability of capital to us, particularly our ability to raise capital given our pending NYSE delisting;
- our ability to maintain or replace existing financing arrangements;
- the performance and financial condition of borrowers;
- the actions of our competitors and our ability to respond to those actions;
- the performance of our assets, including our collection of interest and principal payments thereupon;
- our ability to maintain adequate liquidity, including satisfying margin call requirements and meeting distribution requirements to maintain our REIT status;
- our ability to comply with financial covenants of our debt instruments;
- the effect of receiving a "going concern" qualification in our auditors' report on our 2008 consolidated financial statements;
- changes in interest rates and interest rate spreads, including credit spreads;
- changes in generally accepted accounting principles , or GAAP, or interpretations thereof;
- market trends;
- policies and rules applicable to REITs;
- our ability to obtain regular cash flows from the assets securing our collateralized debt obligations, or CDOs, which in turn is dependent upon the compliance with interest coverage and over-collateralization coverage tests within each CDO;

- rating agency downgrades adversely affecting securities owned by us, including securities owned by us in our CDOs;
- application and interpretation of the rules and regulations of the Investment Company Act of 1940, as amended, or the Investment Company Act; and
- other factors as may be detailed from time to time in our public announcements and filings with the Securities and Exchange Commission, or the SEC.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report and in other reports of the Company filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect management's views as of the date of this annual report. The "Risk Factors" and other factors noted throughout this report could cause our actual results to differ significantly from those contained in any forward-looking statement.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The Company is under no duty to update any of the forward-looking statements after the date of this annual report to conform these statements to actual results.

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PART I

ITEM 1. BUSINESS

General

JER Investors Trust Inc. is a specialty finance company organized by J.E. Robert Company, Inc. (the "J.E Robert Company"), primarily to originate and acquire real estate debt securities and loans and fee interests in net leased real estate assets. We were formed in April 2004, and we completed our initial public offering in July 2005. We are externally managed and advised by JER Commercial Debt Advisors LLC, an affiliate of J.E. Robert Company. J.E. Robert Company and its affiliates is a real estate investment management firm. We capitalize on the knowledge and substantial resources of J.E. Robert Company and its affiliates and attempt to take advantage of commercial real estate structured finance products by investing primarily in loans and debt securities that we believe will yield the highest risk-adjusted returns. Our target investments include commercial real estate structured finance products such as commercial mortgage backed securities (commonly known as CMBS), mezzanine loans and B-Note participations in mortgage loans, as well as whole commercial mortgage loans, loans to real estate companies, preferred equity, and net leased real estate. Although we have not done so to date, we may also invest in residential mortgages and related securities. We pursue a selective investment strategy, targeting specific transactions based on an analysis of debt structure and taking into account the underlying real estate and borrower credit risk. We are organized and conduct our operations in a manner intended to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

J.E. Robert Company was founded in 1981 to provide expertise to public and private financial institutions in resolving real estate loan workout situations. Since its founding, the firm has been active in numerous facets of the commercial real estate debt markets, including sourcing, due diligence, valuation, acquisition, asset management and disposition. J.E. Robert Company primarily conducts its real estate investment management activities on a global basis through a series of private equity funds, which we refer to as the JER Funds.

Since 1991, J.E. Robert Company has served as the special servicer or asset manager on numerous securitized pools of non-performing and performing commercial loans. The primary function of the special servicer is to manage any loans that default or become delinquent at their maturity. Accordingly, the special servicer function is critical with respect to maximizing the return of principal and interest from the underlying loans. J.E. Robert Company currently has the highest special servicer ratings of "CSS1" and "strong" from Fitch Investors Service, Inc. and Standard & Poor's rating services, respectively. J.E. Robert Company is currently the special servicer for 21 of the 26 CMBS pools in which we have made investments as of December 31, 2008.

During the second half of 2007 and continuing through the first quarter of 2009, severe credit and liquidity issues in the subprime residential lending and single family housing sectors negatively impacted the asset-backed and corporate fixed income markets, as well as the equity securities of financial institutions, homebuilders and real estate companies. As the severity of residential sector issues increased, nearly all securities markets experienced decreased liquidity and greater risk premiums as concerns about the outlook for the U.S. and world economies increased. These concerns continue and risk premiums in many capital markets remain at or near all-time highs with liquidity extremely low compared to historical standards or virtually non-existent. As a result, many commercial real estate finance and financial services industry participants, including us, have reduced or eliminated new investment activity until the capital markets become more stable, the macroeconomic outlook becomes clearer and market liquidity increases. In this environment, we are focused on actively managing credit risk and maintaining liquidity to the extent possible however, current market conditions make it extremely difficult and challenging.

The value of our real estate securities and loans are influenced by changes in spreads, which measure the yield demanded by the market on securities and loans relative to a specific benchmark, generally a risk free rate of return for a comparable term. Credit spreads applicable to our targeted investments will periodically fluctuate based on changes in supply and demand, the availability of financing for such investments and other market factors. We expect demand to vary based on investor perception of the associated credit risk in current underwriting practices, the ratings provided by the rating agencies, the availability and terms of financing for such investments and investor assessment of the current and future real estate market fundamentals. Demand may be further influenced by investor expectations regarding the ability to finance these assets, currently or in the future.

Going Concern

Our independent registered public accounting firm, Ernst & Young LLP, has concluded that substantial doubt exists about our ability to continue as a going concern, and has included an explanatory paragraph to describe this uncertainty in its unqualified audit report on our December 31, 2008 consolidated financial statements included in this Annual Report on Form 10-K. Our unrestricted cash balance as of March 27, 2009 was $4.0 million and our repurchase agreement borrowings were $13.4 million. Our repurchase agreement requires us to repay principal of $0.8 million per month through November 2009 with the remaining balance of $7.4 million due in December 2009. In February 2009, we were notified that $2.2 million of cash flow from CDO II that would otherwise be paid to us as holders of junior notes payable and preferred shares of CDO II, would be redirected to pay down principal on senior notes payable of CDO II as a result of CDO II failing to satisfy certain over-collateralization coverage tests due primarily to recent rating agency downgrades on certain CMBS investments that serve as collateral for CDO II. We received approximately $28 million of net cash flow from CDO II in 2008. The conditions described above led to the substantial doubt regarding the Company's ability to continue as a going concern.

We did not include any adjustments to the consolidated financial statements included in this Annual Report on Form 10-K to reflect the possible future effects that may result from the uncertainty of our ability to continue as a going concern because we believe that we can continue to generate cash basis operating income in excess of operating expenses, and that we have adequate liquidity to continue to fund our operations and the interest payments on our borrowing arrangements. However, we may not have sufficient liquidity to fund unexpected margin calls or to repay principal debt amortization and maturities due later in calendar year 2009. In response, we have undertaken or expect to commence the following efforts:

- Discontinuing payment of quarterly dividends and replacing it with payment of an annual dividend to the extent required to satisfy REIT dividend requirements. In addition, to the extent we are required to make a dividend payment with respect to 2009, we may elect to pay up to 90% of such dividends in stock in accordance with Internal Revenue Service ("IRS") Revenue Procedure 2008-68.
- We expect to reduce operating costs, primarily our general and administrative costs including possible modifications to our management agreement;
- We will seek to restructure terms of our recourse indebtedness including extension of scheduled maturity dates and/or modification of near-term interest payment requirements; and
- If necessary, pursue sales of selected assets. However, the market for selling the assets we currently own is extremely limited to nonexistent.

No assurance can be given that we will be successful in achieving any of these steps collectively or individually. Should our repurchase agreement lender demand immediate repayment of all of our obligations, we will likely be unable to pay such obligations absent asset sales. In such event, we may have to recapitalize, refinance our obligations, sell some or all of our assets at prices below current estimated fair value or seek to reorganize under Chapter 11 of the United States Bankruptcy Code.

Our Historical Investment Strategy

Our strategy is to hold a diversified portfolio of commercial real estate debt investments, including investment and non-investment grade CMBS, mezzanine loans, B-Notes, whole commercial mortgage loans, first mortgage loan participations and net leased real estate assets. We also intended to invest in preferred equity and loans to real estate companies. Although we have not done so to date, we may also invest in residential mortgages and related securities. Our strategy is to maximize the difference between the yields on our investments and the cost of financing these investments. We actively manage our assets with goals of generating cash available for distribution, facilitating capital appreciation and providing attractive total returns to our stockholders.

We invest in commercial real estate structured finance products that provide rates of return that we believe are appropriate taking into account the underlying real estate and credit risk. Our investments generally are secured, directly or indirectly, by individual real estate properties or pools of properties that generally provide loan to value ratios in the range of approximately 60% to 95% at the time we acquire or originate them.

We seek to finance our investments through a variety of techniques including repurchase agreements, secured and unsecured credit facilities, CDOs, and other structured financings, to the extent available, we employ a match-funded debt strategy through the use of hedging instruments such as interest rate swaps, caps, or a combination thereof which allows us to reduce the impact of changing interest rates on our cash flow and earnings. As of December 31, 2008, due to a significant reduction in our repurchase agreement borrowings outstanding, we had interest rate swaps with $200.8 million of notional amount in exceed of our floating rate indebtedness. As a result, we may determine that it is necessary to terminate some or all of these interest rate swaps at potentially unfavorable terms. During the fourth quarter of 2008, we terminated $6.5 million of interest rate swaps, recognizing a realized loss of $1.5 million. On February 23, 2009, we terminated an interest rate swap with a notional amount of $19.5 million at a cost of $3.3 million compared to a December 31, 2009 fair value interest rate swap liability of $3.7 million. On March 2, 2009, we terminated four interest rate swaps and replaced them with a new seven-year fixed rate-for-fixed rate swap agreement under which we will pay the counterparty a fixed monthly payment of approximately $0.4 million from March 3, 2009 through March 3, 2016, with the first such payment on April 3, 2009.

We pursue investments where we believe cash flows have been mispriced, including the purchase of discounted securities in sectors that have fallen out of favor due to economic pressures, regulatory issues or illiquidity. We acquire assets primarily for income. Through our management agreement with JER Commercial Debt Advisors LLC, our manager, we draw on J.E. Robert Company's and its affiliates' expertise and significant business relationships with participants in the real estate securities industry to enhance our access to these investments, which may not be broadly marketed.

We seek to broadly diversify our portfolio by asset type, tenant, tenant industry, location and servicer. We believe that diversification reduces the risk of capital loss and also enhances the terms of our financing.

Currently, due to our liquidity position, we are unable to pursue our investment strategy. Should our liquidity improve we may, in the future, continue to execute on our historical investment strategy.

Our Investment Guidelines

Our board of directors has adopted the following guidelines for our investments and borrowings, and we will follow such guidelines unless waived or changed, subject to approval by the board of directors:

- no investment shall be made that would cause us to fail to qualify as a REIT for federal income tax purposes;
- no investment shall be made that would cause us to be regulated as an investment company under the Investment Company Act;
- no more than 20% of our equity, determined as of the date of each investment, shall be invested in any single asset unless waived by our independent board of directors;

- our debt-to-equity ratio, calculated based on total liabilities divided by stockholders' equity (excluding the effects of accumulated other comprehensive income (loss)), generally shall be between approximately four-to-one and six-to-one, depending on the characteristics of our portfolio;
- we shall not co-invest with our manager or any of its affiliates unless our investment committee determines that (i) the co-investment is otherwise in accordance with these investment guidelines and (ii) the terms of the co-investment are at least as favorable to us as to our manager or the affiliate (as applicable) making such co-investment; and
- no more than 10% of our equity, determined as of the date of an investment, shall be invested in assets located outside of the United States or in non-U.S. dollar denominated securities.

Targeted Investments

Our investment program focuses on the following real estate products:

- investment and non-investment grade CMBS;
- mezzanine loans;
- B-Notes;
- mortgage loans;
- net leased real estate assets;
- bridge loans;
- preferred equity; and
- loans to real estate companies.

Although we have not done so to date, we may also invest in residential mortgages and related securities. Various types of real property or ownership interests in entities that own real property will serve as the underlying collateral for our investments, including retail property, offices, industrial properties, apartments, condominiums, specialty-use real estate assets including healthcare facilities, educational facilities, hotels and land. We have provided or may in the future provide loans to all kinds of borrowers, including corporations, partnerships, individuals and special purpose entities. We have no current plans to invest in non-U.S. denominated securities but may decide to invest in such securities in the future. Currently, due to our liquidity position, we are unable to pursue our investment strategy. Should our liquidity improve we may, in the future, continue to execute on our historical investment strategy.

Although we intend to invest as described herein, our actual investment allocations depend on changing market conditions. As a result, we cannot predict with any certainty the percentage of our assets that will be invested in each category at any given time.

Many of these asset classes may also be suitable investments for one or more of the private equity funds managed by J.E. Robert Company and its affiliates, which we refer to as JER Funds, or other existing or future investment entities controlled by J.E. Robert Company and its affiliates, giving rise to potential conflicts of interest.

J.E. Robert Company and its affiliates currently manage and invest in other real estate-related investment entities. Our chairman and chief executive officer and two members of our board and each of our executive officers also serve as officers of our manager and other J.E. Robert Company affiliates. Certain senior officers of J.E. Robert Company, some of whom are also our officers and directors, and their affiliates beneficially own all of the outstanding membership interests of our manager. In addition, affiliates of J.E. Robert Company, in their capacity as general partners of the JER Funds, selectively make investments in a wide range of commercial real estate equity and debt investments for various JER Funds.

As of December 31, 2008, our investments consisted of the following:

	December 31, 2008				Weighted Average	
	Face Amount/ Cost Basis[1]	Amortized Cost	Fair Value	% of Total Investments[2]	Coupon Rate[3]	Loss Adjusted Yield
		($ in millions)				
CMBS financed by CDO I	$ 418,748	$ 76,886	$ 76,886	18.6%	4.9%	30.6%[4]
CMBS financed by CDO II	888,873	102,271	103,324	25.0%	5.2%	36.9%[4]
CMBS not financed by CDOs	449,732	41,590	42,432	10.3%	5.2%	43.3%[4]
Total CMBS[5]	1,757,353	220,747	222,642	53.9%	5.1%	35.6%
Real estate loans, held for investment[6]	273,990	273,724	189,980	45.9%	4.0%	4.0%
Investments in unconsolidated joint ventures:						
US Debt Fund	843	843	843	0.2%	N/A	N/A
Total	$2,032,186	$495,314	$413,465	100.0%	5.0%	18.1%

(1) For investments in unconsolidated joint ventures.

(2) Based on fair value.

(3) Based on face amount.

(4) Loss adjusted yields for our CMBS investments reflect the impact of estimated future losses on underlying collateral and are the basis on which we record interest income on such investments in our GAAP financial statements in accordance with guidance provided by EITF 99-20.

(5) Amortized cost has been reduced from original cost primarily due to the recognition of impairments of $769.9 million during the year ended December 31, 2008.

(6) Real estate loans are financed by CDO II.

The weighted average yield represents the expected yield to maturity by investment type based on the amortized cost of such investments at December 31, 2008.

We may change our investment strategy and policies without a vote of our stockholders. We may acquire assets from our manager or its affiliates, including securities issued by our manager or its affiliates, upon approval of all of our independent directors. These transactions must also comply with our general investment guidelines.

CMBS

We invest in commercial mortgage backed securities, or CMBS, which are typically pass-through certificates created by the securitization of a single mortgage loan or a pool of mortgage loans that are collateralized by commercial real estate properties. We have historically invested in "first-loss" tranches and non-investment grade CMBS bonds, capitalizing on our manager's ability to price and manage the underlying real estate risk. Typically, the more senior classes are entitled to priority distributions from the trust's income to make required interest and principal payments on such tranches. Losses from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest which they are entitled.

The securitization process is governed by one or more of the rating agencies (Fitch, Moody's and Standard & Poor's), which determine the respective bond class sizes, generally based on a sequential payment structure. Bonds that are rated from AAA to BBB by the rating agencies are considered "investment grade." Bond classes that are subordinate to the BBB class are considered "non-investment grade." The respective bond class sizes in a securitization are determined based on the review of the underlying collateral by the rating agencies. The payments received from the underlying loans are used to make the payments on the CMBS. Based on the sequential payment priority, the risk of nonpayment for AAA-rated CMBS is lower than the risk of non-payment for non-investment grade bonds. Accordingly, the AAA-rated class is typically sold at a lower yield compared to the non-investment grade classes, which are sold at higher yields. We have historically invested primarily in the BBB and non-investment grade CMBS classes but may seek to invest in investment grade CMBS as opportunities present themselves.

Each securitization typically requires the owner of the most subordinate CMBS class to appoint a special servicer. The primary function of the special servicer is to manage any loans that default prior to maturity or become delinquent at maturity. Accordingly, the special servicer function is critical with respect to maximizing the return of principal and interest from the underlying loans.

An affiliate of our manager, J.E. Robert Company, has been a special servicer since 1991, and has been engaged as special servicer or asset manager on numerous securitized transactions. Typically, the governing documents of a securitization require that the special servicer be approved by one or more of the rating agencies. J.E. Robert Company currently has the highest special servicer ratings from Fitch and S&P, based on analyses of its staff expertise, reviews of its policies and procedures and evaluations of the quality of its resolution results. With respect to those securitization transactions where we control the non-investment grade CMBS and have the right to appoint the special servicer, we have appointed J.E. Robert Company as special servicer. J.E. Robert Company is currently the special servicer for 21 of the 26 CMBS pools in which we have made investments as of December 31, 2008.

Mezzanine Loans

We originate and invest in mezzanine loans (including mezzanine construction loans) to owners of real property encumbered by first lien mortgages, in which case our mezzanine loans generally are secured by junior liens on the subject properties and/or by liens on the partnership or membership interests in the borrower's property-owning entities. Subject to negotiated contractual restrictions, the mezzanine lender generally has the right, following foreclosure, to become the sole indirect owner of the property subject to the lien of the primary mortgagor and the liens of senior mezzanine lenders, if any. Mezzanine debt can also be either junior or senior, denoting the collateral priority that may apply.

We structure our mezzanine loans so that we receive a stated fixed or variable interest rate on the loan. Our mezzanine loans may have prepayment lockouts, origination fees, deferred interest, penalties, exit fees, minimum profit hurdles and other mechanisms to protect and enhance returns in the event of premature repayment.

As of December 31, 2008, we held mezzanine loans with an amortized cost basis of $226.6 million.

B-Notes

We may invest in B-Notes generated from structured transactions that may or may not be rated by a recognized rating agency. B-Notes are junior participations in a first mortgage loan on a single property or group of related properties. The senior participation is known as an "A-Note." An individual loan may have multiple B-Notes. Although a B-Note may be evidenced by its own promissory note, it shares a single borrower and mortgage with the A-Note and is secured by the same collateral. B-Note lenders have the same obligations, collateral and borrower as the A-Note lender, but in most instances are contractually limited in rights and remedies in the event of a default. The B-Note is subordinate to the A-Note by virtue of a contractual or intercreditor arrangement between the A-Note lender and the B-Note lender. For the B-Note lender to actively pursue its available remedies (if any), it must, in most instances, purchase the A-Note, or maintain its performing status in the event of a default on the B-Note. The B-Note lender may in some instances require a security interest in the stock or partnership interests of the borrower as part of the transaction. If the B-Note holder can obtain a security interest, it may be able to accelerate gaining control of the underlying property, subject to the rights of the A-Note holder. Both A-Notes and B-Notes are senior to the mezzanine debt tranches described above, though B-Notes may be junior to another junior participation in the first mortgage loan.

B-Notes share certain credit characteristics with subordinated CMBS, in that both reflect an interest in a first mortgage and are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding senior securities or the A-Notes. As opposed to a typical CMBS secured by a large pool of mortgage loans, B-Notes typically are secured by a single property or single portfolios of properties, and the associated credit risk is concentrated in that single property or single portfolios of properties. B-Notes also share certain credit characteristics with second mortgages, in that both are subject to more credit risk with respect to the underlying mortgage collateral than the corresponding first mortgage or the A-Note. We may acquire B-Notes in negotiated transactions with the originators on large single and portfolio private debt placements, as well as in the secondary market. The B-Note market grew substantially through 2007 in connection with the expansion of the securitization market, and J.E. Robert Company and its affiliates have established relationships with many of the primary originators of B-Note products, which we believe gives us access to investment opportunities from these parties when lending markets return to normal historical levels.

As of December 31, 2008, we hold no investments in B-Notes.

Mortgage Loans

We originate and invest in mortgage loans or participations in mortgage loans that we originate directly or that we purchase from various sellers, including investment banks, life insurance companies, commercial banks, brokers and other owners. These loans are generally secured by commercial or residential properties in the United States in which we believe we can achieve attractive risk adjusted returns. These loans typically have maturities ranging from one to ten years. We may also acquire portfolios of performing mortgages at a discount where we believe we can achieve appropriate risk adjusted returns.

As of December 31, 2008, we held first mortgage loan participations with an amortized cost basis of $47.1 million.

Net Leased Real Estate Assets

We invest in net leased real property and also consider larger transactions involving portfolios of net leased assets, taking into account concentration issues with tenants and the residual value of the underlying assets. We also may buy mortgage loans secured by real estate under long-term leases to credit worthy tenants. These generally include portfolios of amortizing mortgage loans or mortgage loans in which some residual risk exists at the end of the term of the loan. These portfolios may include geographically diverse tenants and borrowers.

Bridge Loans

We may offer bridge loans to borrowers who are seeking short-term capital typically to be used in an acquisition of real estate. The bridge loans we originate will predominantly be secured by first mortgage liens on the property and contemplate a takeout with the borrower, using the proceeds of a conventional mortgage loan to repay our bridge loan. We may also receive origination fees and other deferred compensation in connection with our bridge loans. We believe providing these bridge loans leads to future investment opportunities for us, including mortgage loans, mezzanine debt and preferred equity investments.

Preferred Equity

We may make preferred equity investments in property-owning entities, generally in situations where the borrower's capital structure does not allow for secured mezzanine financing because of restrictions imposed by senior lenders or other debt covenants. These investments are unsecured. Although preferred equity holders do not have priority relative to creditors, preferred equity holders have a prior claim relative to the common equity on cash flow and/or capital event proceeds, and often have covenant protections, such as negative pledges and overall debt limitations, to protect their equity position. These investments are generally priced in a manner similar to a mezzanine investment, though often with a premium because of the lack of collateral. Should an event of default occur, preferred equity holders have the right to replace junior equity holders to become the primary owner of the property subject to the lien of the primary mortgage. Like true owners, preferred equity investors have the option to support the loan during temporary cash flow shortfalls and dilute other common equity holders. We may also be able to negotiate special voting rights to help mitigate risks.

Loans to Real Estate Companies

We may also make loans to real estate-related operating companies, including REITs. These investments may take the form of secured debt, unsecured debt and other hybrid instruments such as convertible debt. Corporate mezzanine loans may finance, among other things, operations, mergers and acquisitions, management buy-outs, recapitalizations, start-ups and stock buy-backs generally involving real estate and real estate-related entities.

Investments in Joint Ventures and Funds

We may also invest in joint ventures or funds that invest primarily in the investments described above.

Our Investments

CMBS. Following is a summary of our CMBS investments as of December 31, 2008:

	December 31, 2008 ($ in thousands)							
			Gross Unrealized			Weighted Average		
Security Description	Face Amount	Amortized Cost	Gains	Losses	Estimated Fair Value	Coupon	Yield[3]	Term (yrs)
CMBS financed by CDO I[1]	$ 418,748	$ 76,886	$ —	$—	$ 76,886	4.9%	30.6%	8.7
CMBS financed by CDO II[1]	888,873	102,271	1,053	—	103,324	5.2%	36.9%	8.4
CMBS not financed by CDOs[2]	449,732	41,590	842	—	42,432	5.2%	43.3%	7.5
	$1,757,353	$220,747	$1,895	$—	$222,642	5.1%	35.6%	8.3

(1) Fair values of CMBS financed by CDOs are based on SFAS No. 157 and accounted for using the fair value election pursuant to SFAS No. 159 as of January 1, 2008 and are not subject to other than temporary impairment charges as changes in fair value are recorded as a component of other gains (losses) in the consolidated statement of operations. During the year ended December 31, 2008, the Company recorded $606.8 million of reductions in the amortized cost basis of CMBS assets financed by CDOs pursuant to EITF 99-20 and SFAS No. 159.

(2) Fair values of CMBS not financed by CDOs are based on SFAS No. 157 and accounted for as available for sale securities pursuant to SFAS No. 115 and EITF 99-20 and thereby subject to potential other than temporary impairment charges. As a result of recording other than temporary impairment charges during 2008, the amortized costs of these CMBS securities have been written down to their estimated fair value at December 31, 2008. Subsequent to December 31, 2008, unrealized gains/losses, if any, that are not other than temporary impairment will be included in other comprehensive income (loss).

(3) Yield is based on amortized cost.

During the year ended December 31, 2008, we made no investments in CMBS.

As of December 31, 2008, the mortgage loans in the underlying collateral pools for all CMBS were secured by properties of the types and at the locations identified below:

Location[1]	Percent of Total	Property Type[1]	Percent of Total
California	15.4%	Office	31.7%
New York	11.9%	Retail	30.7%
Texas	6.5%	Residential[2]	15.4%
Florida	5.8%	Hospitality	7.2%
Virginia	4.6%	Industrial	5.2%
Other[3]	55.0%	Other[3]	9.0%
Re-REMIC[4]	0.8%	Re-REMIC[4]	0.8%
Total	**100.0%**	**Total**	**100.0%**

(1) Percentages are based on the unpaid principal balance of the underlying loans in our CMBS investments. Classifications are based on the National Council of Real Estate Investment Fiduciaries' ("NCREIF") standard categories.

(2) Residential primarily consists of multi-family apartment buildings, mobile home parks, and student housing.

(3) No other individual state or property type comprises more than 4.0% of the total as of December 31, 2008.

(4) The Company's investment in a Re-REMIC backed by CMBS from 41 previous conduit securitizations is not included in the above categories due to the stratification information on the original loan collateral not being meaningful.

As of December 31, 2008, our CMBS investments were financed through CDO's and repurchase agreements as follows. For the CMBS investments financed via repurchase agreements, total borrowings outstanding at December 31, 2008 were $16.1 million.

	As of December 31, 2008 ($ in thousands)			
Financing Source	Face Amount	Amortized Cost	Fair Value	Unrealized Gain (Loss)
CDOs	$1,307,621	$179,157	$180,210	$1,053
Repurchase agreement	383,927	39,331	40,167	836
Unlevered	65,805	2,259	2,265	6
	$1,757,353	$220,747	$222,642	$1,895

Real Estate Loans. The following table sets forth information regarding our real estate loans as of December 31, 2008:

	As of December 31, 2008 ($ in thousands)					
Description	Unpaid Principal Balance	Amortized Cost	Carrying Value	Unrealized Gain/(Loss)	Weighted Average Effective Interest Rate Based on Amortized Cost	Range of Current Maturity Dates[2]
Real estate loans, held for investment[1]						
First mortgage loan participations	$ 47,077	$ 47,077	$ 28,555	$(18,522)	4.1%	February 2010 - February 2011[3]
Mezzanine loans	226,913	226,647	161,425	(65,222)	4.0%	May 2009 - November 2009
	$273,990	$273,724	$189,980	$(83,744)	4.0%	

(1) Carrying value based on fair value in accordance with SFAS No. 157.

(2) Loans have extension options which could extend maturity dates to November 2010 to June 2012.

(3) Reflects loan modifications and extensions completed subsequent to December 31, 2008.

As of December 31, 2008, the mortgage loans in the underlying collateral pools for all real estate loans were secured by properties of the types and at the locations identified below:

Location(1)	December 31, 2008	Property Type(1)	December 31, 2008
Real estate loans, held for investment		Real estate loans, held for investment	
New York	17.9%	Hospitality	60.4%
Hawaii	15.0%	Office	22.4%
California	12.4%	Multi-use	11.7%
Texas	7.6%	Retail	5.5%
Florida	6.5%	Multifamily	0.0%
Puerto Rico	6.4%	Healthcare	0.0%
Georgia	5.4%		
Other(2)	28.8%		
	100.0%		100.0%

(1) Percentages are based on the unpaid principal balance of the underlying loans.
(2) No other individual state comprises more than 5.0% of the total as of December 31, 2008.

As of December 31, 2008, all of the Company's real estate loans were financed by CDO II. Our mezzanine loans generally are secured by a pledge, directly or indirectly, of the equity interests in the borrower's property-owning entities.

During the year ended December 31, 2008, we made no investments in real estate loans.

During the year ended December 31, 2008, we received repayments of $8.5 million related to outstanding principal balances on certain real estate loans. In addition, we sold three real estate loans and consensually terminated the right to repurchase three real estate loans in connections with the termination of a repurchase agreement with Goldman Sachs Mortgage Company ("Goldman Sachs Facility"), all of which were previously classified as held for sale, with a face amount of $234.9 million and an unamortized cost basis of $232.4 million for $139.9 million. We recorded a $92.5 million realized loss in connection with the sales and transfers of these loans.

Net Leased Real Estate Assets. On December 22, 2006, we acquired a portfolio of six net leased real estate assets for an aggregate purchase price of $38.8 million through a sale-leaseback transaction and on June 29, 2007, the Company acquired an additional six net leased real estate assets for an aggregate purchase price of $38.7 million, increasing its total cost basis to $77.5 million. On October 30, 2007, we sold a 50% interest in the entity that owns all twelve net leased real estate assets (the "Joint Venture") for $39.2 million. The sale resulted in no gain or loss to us. Subsequent to the sale of the 50% interest in the Joint Venture, we accounted for our remaining interest in the Joint Venture using the equity method of accounting. At December 31, 2007, our 50% share of the entity that owns the real estate assets including equity in earnings and distributions was $39.6 million and is included in investments in unconsolidated joint ventures on our consolidated balance sheets. In April 2008, we sold our remaining 50% interest in the Joint Venture for $39.4 million, which approximates cost basis. As of December 31, 2008, the Company no longer has any investment in net leased real estate assets.

Investment in US Debt Fund. On December 11, 2007, we and JER Fund IV, an investment fund managed by the J.E. Robert Company, entered into a limited partnership agreement pursuant to which we and JER Fund IV agreed to co-manage a new private equity fund, known as JER US Debt Co-Investment Vehicle, L.P. (the "US Debt Fund"). The California Public Employees' Retirement System ("CalPERS") committed $200.0 million, and we and JER Fund IV each committed $10.0 million to the US Debt Fund. We account for our investment in the US Debt Fund under the equity method of accounting. As of December 31, 2008, we had made $3.4 million of capital contributions to the US Debt Fund. On March 2, 2009, we funded a $0.9 million capital call to the US Debt Fund, reducing our remaining unfunded capital commitment to $5.7 million.

On December 4, 2008, we, JER Fund IV and CalPERS entered into an amendment to the US Debt Fund's amended and restated limited partnership agreement (the "LPA") with CalPERS extending the US Debt Fund's commitment period for an additional one year period, from December 11, 2008 to December 11, 2009. In addition, pursuant to the amendment, the US Debt Fund's general partner is not required by the LPA to allocate new investment opportunities to the US Debt Fund. Finally, the amendment provides that commencing on December 11, 2008 through and including December 11, 2009, the management fee payable by CalPERS to the US Debt Fund's general partner shall be calculated to (i) include CalPERS' pro-rata share of the outstanding principal balance on the US Debt Fund's revolving credit facility with WestLB AG New York Branch and (ii) exclude CalPERS' pro-rata share of unrestricted cash and cash equivalents held by the US Debt Fund.

The US Debt Fund invests in loans secured, directly or indirectly, by real estate, including, B-Notes, mezzanine loans and whole mortgage loans, and also in preferred equity, CMBS and CMBS-related products such as CMBX and credit default swaps (the "Targeted Investments"). Excluded investments from the US Debt Fund include non-performing loans, fee-simple ownership interests in real estate, single family residential mortgages and related securities (sub-prime, conforming, jumbo or Alt-A), whole loans originated directly by us or JER Fund IV, and net leased real estate assets.

Other investments. We had no B-Notes, bridge loans, preferred equity, or loans to real estate companies at December 31, 2008.

Capital and Leverage Policies

Our financing strategy focuses on the use of match-funded financing structures such as CDOs, although it is unclear when, if ever, the market for CDO financing structures will re-emerge. Prior to contributing assets to a CDO, we typically financed assets through short-term repurchase agreements. In addition, we seek to match fund our assets with like-kind debt (i.e., fixed-rate assets are financed with fixed-rate debt or floating rate debt that has been swapped to fixed rate payments, and floating-rate assets are financed with floating-rate debt), through the use of hedges such as interest rate swaps and caps, or through a combination of these strategies. This strategy is designed to reduce the impact of changing interest rates on our cash flows and earnings.

Collateralized Debt Obligations. To the extent available in the market, we believe that CDO financing structures are an appropriate financing vehicle for our targeted asset classes because they enable us to lock in a long-term cost of funds and minimize the risk that we will have to refinance our liabilities prior to the maturities of our investments. At December 31, 2008, we had the following CDO notes payable ($ in thousands):

Bond Class	Outstanding Notes Payable at December 31, 2008	Fair Value of Notes Payable at December 31, 2008	Weighted Average Interest Rate at December 31, 2008	Weighted Average Life of Notes
CDO I[1]	$266,223	$ 60,789	3.7%	6.7
CDO II[2]	708,303	150,906	1.4%	7.3
Total	$974,526	$211,695	2.0%	7.1

(1) Represents $119.2 million of floating and $147.0 million of fixed rate notes with a weighted average interest rate of 0.9% and 6.0%, respectively.

(2) Represents $661.3 million of floating and $47.0 million of fixed rate notes with a weighted average interest rate of 1.1% and 5.8%, respectively.

The terms of our CDOs include certain over-collateralization and interest coverage tests, which are used primarily to determine whether and to what extent principal and interest paid on the debt securities and other assets that serve as collateral underlying the CDO may be used to pay principal and interest on the notes payable and preferred shares issued by the CDOs. In each of our CDOs, in the event that either test is not satisfied, interest and principal that would otherwise be payable on certain of the junior tranches of notes payable and preferred shares issued by the CDOs and retained by us may be redirected to repay principal on certain senior tranches of notes payable issued by the CDOs. Therefore, failure to satisfy the coverage tests could adversely affect cash flows received by us from our retained interests in the CDOs and thereby our liquidity and operating results.

CMBS downgrades generally do not affect the over-collateralization coverage test applicable to collateral in our 2005 CDO, or CDO I, unless such collateral is downgraded to "CC" or below. However, with respect to our 2006 CDO, or CDO II, collateral interests representing the majority of the face amount of downgraded CMBS are considered to be impaired for purposes of the over-collateralization coverage tests. Collateral interests, including CMBS, which have a realized loss, are also considered impaired. For CDO II, failure of the over-collateralization coverage test occurs generally when the test results fall below ranges between 100% and 140%, depending on the class of CDO II notes payable. As of December 31, 2008, due primarily to additional CMBS bond rating downgrades, CDO II could withstand approximately $184 million of incremental reductions to the face value of collateral interests before failing certain of the over-collateralization coverage tests.

On February 5, 2009, Moody's announced that it was revising its loss methodology for CMBS and reviewing its outstanding ratings on all conduit and fusion CMBS issued in 2006, 2007 and 2008. Moody's also announced that it expects to downgrade low-rated investment grade bonds and non-investment grade bonds by an average of five to six grades. Since its announcement, Moody's has downgraded eight securitization transactions that serve as a portion of the collateral pool for CDO II. As a result of these downgrades, among other, certain over-collateralization coverage tests for CDO II failed with respect to the February 2009 distribution date and are projected to continue to fail for the foreseeable future.

As a result of the failure of certain over-collateralization coverage tests (i) certain interest payments normally scheduled to be allocated to the notes payable and preferred shareholders of CDO II were reallocated to the holders of the senior notes payable, and (ii) any available principal proceeds were reallocated to the holders of the senior notes payable. Consequently, we will not receive any cash flow distributions on the junior notes payable and preferred share investments retained by us and/or our affiliates in CDO II until such time, if ever, the over-collateralization coverage tests are complied with. Even if the over-collateralization coverage tests are eventually complied with, our ability to obtain regular cash payments from the assets securing CDO II is dependent upon CDO II continuing to meet interest coverage and over-collateralization coverage tests. If the February 2009 over-collateralization coverage tests for CDO II had not failed, we would have received approximately $1.0 million in interest distributions and $1.2 million in preferred share distributions on February 25, 2009. During 2008, we received approximately $28 million of net cash distributions from CDO II.

While the redirection of cash began with the February 25, 2009 distribution date, the redirection of such cash is not expected to impact the GAAP or tax treatment to us of the individual assets and liabilities related to the CDOs as we consolidate both CDOs on our balance sheet. While we believe our balance sheet reflects the fair value of the individual CDO related assets and liabilities, we believe the estimated economic value of our combined retained interest in the CDOs is less than the difference between the estimated fair values of the assets and liabilities, determined in accordance with GAAP. We estimate the economic value of the CDOs by discounting future projected cash flows on our retained interests in such CDOs.

Repurchase Agreements. To the extent available in the market, we also use short-term financing, in the form of repurchase agreements, and may use bridge loans and bank warehousing facilities, as an intermediary step prior to the implementation of long-term match-funded financing. Leverage will be utilized for the sole purpose of financing our portfolio. Our charter and bylaws do not limit the amount of indebtedness we can incur, and our board of directors has discretion to deviate from or change our leverage policy at any time. As of December 31, 2008, we had $16.1 million outstanding under a short-term repurchase agreement with JPMorgan Securities, Inc., JPMorgan, which is secured by certain of our CMBS investments and matures in December 2009.

During the first quarter of 2009, we made $2.8 million of scheduled principal amortization payments and the outstanding balance was reduced to $13.4 million as of March 24, 2009.

If we default in the payment of interest or principal on any debt, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, our lender may accelerate the maturity of such debt, requiring us to immediately repay all outstanding principal. If we are unable to make such payments, our lender could force us to sell our securities or foreclose on our assets pledged as collateral to such lender. The lender could also sue us or force us into bankruptcy. Any of these events would likely have a material adverse effect on the price of our common stock. As of December 31, 2008, we were in compliance with all covenants and requirements under our repurchase agreement, collateralized debt obligations and junior subordinated debentures.

Junior Subordinated Debentures. In April 2007, we issued $60.0 million of trust preferred securities through our unconsolidated subsidiary (the "Trust"). Concurrently, we issued $61.9 million in junior subordinated debentures to the Trust and made a $1.9 million common equity investment in the Trust. The trust preferred securities have a 30-year term ending April 2037, are redeemable at par on or after April 30, 2012 and currently pay distributions at a fixed rate of 7.2%.

Reverse Stock Split and Stock Dividend. All figures in this paragraph reflect the 1-for-10 reverse stock split effected by us on February 20, 2009. On December 16, 2008, our board of directors approved the declaration of a total common stock dividend of $8.80 per share, consisting of a regular quarterly dividend on our common stock of $3.00 per common share for the quarter ending December 31, 2008 as well as a special 2008 dividend of $5.80 per common share (together the "2008 Year End Dividend"). The 2008 Year End Dividend was payable in a combination of cash and shares of our common stock. The 2008 Year End Dividend consisted of approximately $2.3 million in cash and 2,397,891 (as adjusted) shares of common stock and was paid on January 30, 2009 to common stockholders of record on December 30, 2008.

On February 13, 2009, the board of directors approved the declaration of a 1-for-10 reverse stock split effective February 20, 2009. As of March 27, 2009, 4,987,994 shares were outstanding after the impact of the stock dividend and reverse stock split. All share and per share amounts included in this Annual Report on Form 10-K have been restated to reflect the 1-for-10 reverse stock split effected by us on February 20, 2009, unless otherwise noted.

Common Stock Delisting by the New York Stock Exchange ("NYSE"). On March 26, 2009, we received written notice from the NYSE that we were not in compliance with the NYSE's continued listing standards applicable to us requiring that we maintain a 30-day trailing average global equity market capitalization of at least $15.0 million (this standard has temporarily been lowered from $25.0 million through June 30, 2009). The NYSE will permanently suspend trading of our common stock prior to the market open on April 1, 2009. As of April 1, 2009, the trading of the Company's common stock will occur on the over-the-counter, or OTC, market. As a result, we expect that the liquidity and market price of our common stock may decline.

Credit and Interest Rate Risk Management

Our assets are exposed to various levels of credit risk, depending on the nature of the underlying assets and the nature and level of credit enhancements supporting such assets. We originate or purchase mortgage and mezzanine loans that meet minimum debt service coverage standards established by us. We review and monitor credit risk and other risks of loss associated with each investment. In addition, we seek to diversify our portfolio of assets to avoid undue geographic, issuer, industry and certain other types of concentrations. The risk management staff of J.E. Robert Company, which implements and monitors our interest rate risk management program, is overseen by the head of risk management for J.E. Robert Company. We have established a surveillance committee to monitor the overall investment portfolio risk and review loss provision levels.

Our profitability may be adversely affected during any period as a result of changing interest rates. Our interest rate risk management strategy is intended to mitigate the negative effects of major interest rate changes.

We seek to reduce our interest rate risk from borrowings both through hedging activities and by attempting to structure the key terms of our borrowings to generally correspond (in the aggregate for the entire portfolio, and not on an asset-by-asset basis) to the interest rate and maturity parameters of our assets.

We intend to utilize a variety of financial instruments, including interest rate swaps, caps, options, floors and other interest rate exchange contracts, in order to limit the effects of fluctuations in interest rates on our cash flow and earnings. The use of these types of derivatives to hedge interest-earning assets and/or interest-bearing liabilities carries certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of securities and that such losses may exceed the amount invested in such instruments. A hedge may not perform its intended purpose of offsetting losses. At times, we may have interest rate swap maturities or notional balances that do not correspond with outstanding floating rate debt balances, debt maturity dates or amounts. Moreover, with respect to certain of the instruments used as hedges, we are exposed to the risk that the counterparties with which we trade may cease making markets and quoting prices in such instruments, which may render us unable to enter into an offsetting transaction with respect to an open position. In addition, these derivatives contain certain credit risks to the extent that our counterparties are unable to fulfill their obligations under the terms of the applicable agreements. We seek to minimize this risk by limiting our counterparties to major financial institutions with acceptable credit ratings and monitoring positions with individual counterparties. If we anticipate that the income from such hedging transaction could adversely affect our compliance with the REIT qualification requirements, we may conduct part or all of our hedging activities through a corporate subsidiary that will be fully subject to federal corporate income taxation (a taxable REIT subsidiary).

The following table presents our pay-fixed interest rate swaps related to our CDOs and current short-term and anticipated future indebtedness as of December 31, 2008 and 2007, respectively ($ in thousands):

Trade Date	Effective Date	Entity	Termination Date	Initial Notional Balance	Notional Balance at December 31, 2008	Notional Balance at December 31, 2007	Ending Notional Balance	Fair Value at December 31, 2008[4]	Fair Value at December 31, 2007	Pay-Fixed Interest Rate
October 2005	November 2005[1]	CDO I	June 2015	$109,977	$109,977	$109,977	$ 5,697	$(17,545)	$ (4,107)	4.9%
September 2006	October 2006[2]	CDO II	August 2016	386,324	303,126	340,047	219,929	(49,551)	(12,860)	5.1%
September 2006	October 2009[2]	JER Investors Trust Inc.	August 2016[8]	—	—	—	80,071	(3,536)	(1,056)	5.2%
February 2007	October 2007[2]	JER Investors Trust Inc.	October 2014[8]	—	83,198	46,277	85,024	(7,490)	(3,719)	5.1%
January 2007	November 2007[3][6]	JER Investors Trust Inc.	December 2016[8]	100,000	40,000	100,000	40,000	(6,209)	(6,185)	5.3%
February 2007	November 2007[5]	JER Investors Trust Inc.	June 2008	45,000	—	45,000	—	—	(2,079)	5.0%
February 2007	November 2007[3][7]	JER Investors Trust Inc.	February 2017[9]	26,000	19,500	26,000	19,500	(3,714)	(1,244)	5.1%
March 2007	November 2007[3]	JER Investors Trust Inc.	January 2017[8]	40,000	40,000	40,000	40,000	(3,939)	(1,631)	5.0%
				$707,301	$595,801	$707,301	$490,221	$(91,984)	$(32,881)	

[1] Swap related to our CDO I financing and is reflected at fair value with the change in value subsequent to December 31, 2007 recorded in other gains (losses) on the consolidated statement of operations due to our election to account for this swap using the FVO effective January 1, 2008.

[2] Swaps related to our CDO II financing and is reflected at fair value with the change in value subsequent to December 31, 2007 recorded in other gains (losses) on the consolidated statement of operations due to our election to account for these swaps using the FVO effective January 1, 2008.

[3] Swaps related to our current and future anticipated financings were intended to hedge future long-term floating rate debt and is not considered probable as of December 31, 2008 and as a result, the fair value at December 31, 2008 of $(13.9) million has been recorded in other gains (losses) in the consolidated statement of operations during the year ended December 31, 2008.

[4] The settlement amount of our interest rate swap liabilities was $(110.7) million as of December 31, 2008. This liability is partially offset by a $18.7 million credit valuation adjustment as of December 31, 2008 due to the SFAS No. 157 requirement to incorporate a credit valuation allowance for our and our counterparty's credit rating to arrive at fair value.

[5] In connection with the sale of a real estate loan in June 2008 and repayment of the related floating rate financing, we terminated a swap with an initial notional balance of $45.0 million and paid swap termination costs of $1.4 million.

[6] In connection with the sale of a real estate loan in September 2008 and repayment of the related floating rate financing, we partially terminated $60.0 million of notional balance on a swap with an initial notional balance of $100.0 million and paid swap termination costs of $4.0 million.

[7] In connection with the transfer of real estate loans classified as held for sale and repayment of the related floating rate financing, we partially terminated $6.5 million of notional balance on a swap with an initial notional balance of $26.0 million and paid swap termination costs of $1.5 million.

[8] On February 27, 2009, we agreed to terminate these interest rate swaps and replace them with a new seven-year fixed rate-for-fixed rate swap agreement. We are obligated to pay a fixed monthly payment amount of $0.4 million to National Australia Bank Limited from March 2009 through March 2016, with such payments commencing in April 2009.

[9] The counterparty terminated this swap on February 23, 2009. We paid the counterparty $3.3 million in connection with the termination.

Investment Process

Currently, due to our liquidity position, we are unable to pursue our investment strategy. Should our liquidity improve we may, in the future, continue to execute on our historical investment strategy.

In making investment and management decisions on our behalf, our manager utilizes a carefully formulated strategy that begins with the sourcing of potential investments. We typically focus on investments from sources where J.E. Robert Company and its affiliates have a strategic advantage or a direct relationship with the counterparty. Our investment strategy is based on a very selective and disciplined approach that integrates J.E. Robert Company and its affiliates' due diligence capabilities and detailed asset underwriting process as well as their substantial experience in successfully structuring complex investments with multiple real estate, financial, and legal issues.

Our Investment Committee. Our investment committee is comprised of Mark Weiss, our president and a member of our board of directors, Keith Belcher, vice chairman of our board of directors and executive vice president, Tae-Sik Yoon, our executive vice president, Daniel Ward, our secretary, and Frank Small, managing director of the US funds business of the J.E. Robert Company. Our investment committee has authority delegated by our board of directors to authorize transactions consistent with our investment guidelines. Any transaction deviating in a material way from these guidelines must be approved by our board of directors unless otherwise delegated by the board. In addition, transactions above a certain size must be approved by the Global Investment Committee of the J.E. Robert Company (the "Global Investment Committee"). Members of the Global Investment Committee include Joseph E. Robert, chief executive officer of the J.E. Robert Company, Mark Weiss, our president and member of the board of directors, Tae-Sik Yoon, our executive vice president, Daniel Ward, our secretary, Keith Belcher, vice chairman of our board of directors and executive vice president, Marcelo Horcel, managing director of Latin American investment management of the J.E. Robert Company and Alex Gilbert, managing director of US investment management of the J.E. Robert Company.

The following is a description of our manager's activities during each stage of the investment process:

Sourcing Potential Investment Opportunities. We believe our manager's relationship with J.E. Robert Company provides us with a unique pipeline of investment opportunities. J.E. Robert Company has developed an extensive network of relationships in its 25-year history in the real estate business and seeks to source transactions for us through its network of relationships with commercial and investment banks, opportunity funds, institutional investors, operating partners, borrowers and brokerage companies. J.E. Robert Company's staff of investment and asset management professionals have been very active in sourcing proprietary investment opportunities over the past fifteen years. The sellers are comprised primarily of investment banks, commercial banks and insurance companies. Because J.E. Robert Company and its affiliates have been active in the CMBS sector since the early 1990s and have established relationships with many of the issuers of CMBS through prior investments, partnerships and management activity, our manager is well positioned to pursue new issue opportunities on our behalf.

Screening and Pursuit of Potential Transactions. All of our investments are screened prior to committing underwriting resources and are reviewed by our investment committee for conformity to our investment guidelines and overall suitability, including consideration of regulatory and portfolio risk management implications. A CMBS investment opportunity initially is screened based on the analysis of the asset composition of the underlying loan pool. Our manager utilizes a stress test analysis with respect to the debt service capacity of the assets and their ultimate ability to be refinanced. Based on the stress test results as well as our manager's review of the specific product types and property locations, a preliminary loan loss estimate is derived, which is then evaluated against the proposed bond structure. Other factors that our manager considers include the reputation of the underwriters and issuers, the quality of the loan underwriting, the quality of the respective borrowers and the adequacy of the related loan documents. Once the transaction is screened, the purchase parameters are bid and negotiated, and our formal due diligence process is initiated.

In considering whether to acquire or make a loan investment, our manager performs certain due diligence tasks that reasonably may be expected to provide relevant and material information as to the value of the loan and whether we should acquire or originate the debt. In determining the price of a loan, our manager reviews and analyzes some or all of a number of factors, depending upon their expected materiality to the transaction. These factors may include market conditions (market interest rates, the availability of refinancing and economic, demographic, geographic, tax, legal and other factors). They may also include the yield to maturity of the loan, the liquidity of the loan, the extent of subordinate capital, the limitations on the obligations of the seller with respect to the loan, the rate and timing of payments to be made with respect to the loan, the underlying property securing the loan, the risk of adverse fluctuations in the market values of the underlying property as a result of economic or political events or governmental regulations, the historical performance and other attributes of the borrower or property manager responsible for managing the underlying property, relevant laws limiting actions that may be taken with respect to loans secured by real property or other ownership interests, and limitations on recourse against the borrowers following realization on the collateral, risks of timing with respect to loan prepayments, risks associated with geographic concentration of underlying assets, environmental risks, pending and threatened litigation, other liens and other issues relating to title, a prior history of defaults by affiliated parties on similar and dissimilar obligations and other factors.

Due Diligence. Our manager subjects potential transactions to rigorous analysis to optimize pricing and structuring. Our manager relies on the personnel provided to it by J.E. Robert Company to conduct due diligence on our behalf. Neither we nor our manager have a dedicated full-time staff to diligence our investments. From a real estate perspective, the due diligence includes, but is not limited to:

- conducting a thorough analysis, regardless of the recourse nature of a loan, of the borrower's investment history, reputation, credit history, investment focus and expertise;
- making site visits to assess the economic viability of the property including tenant and overall property viability;
- reviewing submarket supply and demand and existing and planned competitive properties;
- reviewing local submarket rental and sales comparables;
- reviewing issuer and third party valuations and appraisals of the property, if applicable, and the loan to value ratio with respect to the property;
- performing legal, accounting, environmental, zoning and structural analyses of the property and borrower;
- reviewing the level and stability of cash flow from the underlying property to service the mortgage debt;
- analyzing the availability of capital for refinancing by the borrower if the loan does not fully amortize;
- reviewing loan documents to determine the lender's rights, including personal guarantees, additional collateral, default covenants and other remedies as well as the lender's rights under any intercreditor agreements; and
- making appropriate modifications to reflect the underlying collateral and borrower credit risk, including requiring letters of credit or other liquid instruments to ensure timely payments and loan to value ratios appropriate for the yield.

As a result of the real estate review, a cash flow forecast for each collateral property is prepared and a valuation is assigned. The performance of the respective loan is then forecast and individual loan losses are projected with regard to some CMBS issuances, in particular on non-investment grade CMBS, which are priced on a risk adjusted basis. These calculations are affected by the securitization structure, which is evaluated, modeled and reviewed in order to evaluate the bond level cash flows. Sensitivity analysis is performed in consideration of differing levels and timing of loan losses, variances in the timing of loan payoffs or prepayments, loan extension scenarios and with respect to changing interest rates. In all cases, we consider the potential impact on the risk profile of our investment portfolio and the impact on cash flow after we implement financing at the company level, whether in the form of a CDO or some other debt instrument. Where certain assets within a securitization are deemed to constitute an excessive risk, they are either appropriately priced for, or the subject assets are rejected from the pool or further structured to mitigate the risk to us.

Investment Committee Participation. Following investment screening and initial due diligence, our investment committee reviews all potential transactions to consider REIT and Investment Company Act compliance issues as well as pricing, structuring, real estate and borrower risk, financing capability, hedging and portfolio risk management. Although we receive legal advice in connection with the acquisition of assets for which there is uncertainty with respect to the REIT rules and Investment Company Act treatment, we do not receive a legal opinion in connection with each acquisition. Following execution of a terms agreement with the counterparty, the investment committee supervises final due diligence to the extent applicable. Upon completion of due diligence and prior to making any binding debt commitments or investments, our investment committee considers the impact of any material findings on the transaction's risk profile. Some investments may be presented to the Global Investment Committee and/or our independent board of directors for consideration. All completed transactions are then reported to our board of directors. Our independent directors must unanimously approve any transactions with and acquisitions from or sales to affiliates of J.E. Robert Company.

Closing. The CMBS closing process is extensive due to the documentation associated with the bond issuance, including the loan sale agreement, the various trust documents and the associated servicing agreement. Included in the servicing documentation is the pooling and servicing agreement, which governs the responsibilities of the special servicer. J.E. Robert Company has established relationships with counsel and has streamlined the closing process in order to minimize the associated cost, while achieving the requisite document provisions.

Non-CMBS closings are completed to the extent possible on our own standard documentation, but many debt investments are made on documents specific to that transaction. Those documents are negotiated by our manager with the support of the general counsel and legal staff of our manager and outside counsel. Funding controls are in place with our chief financial officer to ensure that no funding takes place until all documents are executed and security interests perfected.

Asset Management

Our manager (with the assistance of J.E. Robert Company as special servicer where appropriate) performs the following asset management functions for us:

Investment Monitoring. Our manager actively monitors and manages our investments. Surveillance on each investment is performed on an ongoing basis as updated collateral information is obtained, including property operating statements and rent rolls. This information is analyzed and compared against original underwriting forecasts. For example, a negative variance in net operating income or in occupancy, among other factors, may result in the asset being placed on a "watch list." Submarket trends and physical site inspections are also reviewed and evaluated with regard to future performance. Our surveillance committee formally reviews the portfolio on a quarterly basis to consider any watch list assets and determine any appropriate actions and reserve adjustments. Throughout the surveillance process, asset management steps are taken as warranted in order to maximize the return on the investment.

Cash Collections. To the extent possible, we enter into cash collection and lock box agreements.

Collateral Valuation. Our manager is responsible for determining the value of the collateral property, including an analysis of the condition of the property, existing tenant base, current information and comparable market rents, occupancy and sales. When appropriate, our manager also conducts an investigation of the borrower to identify other potential sources of recovery, including other non-real estate collateral and guarantees. Our manager then is responsible for reviewing the collateral operating statements on an ongoing basis and within the market in order to accurately track asset value and cash flow performance.

Recovery Strategies. To the extent a default occurs with respect to an investment, our manager is responsible for recommending and implementing the appropriate recovery strategy in order to produce the highest net present value recovery. This may include demand for payment, forbearance, modification, compromise, deed-in-lieu of foreclosure, foreclosure and litigation. Typically, a number of alternatives can then be compared on a net present value basis and consideration given to the risks related to executing each alternative. We believe that our manager's real estate operating and distressed debt workout management experience put us in a strong position to manage defaults or other problems that may arise with our investments.

The Management Agreement

We are party to a management agreement with JER Commercial Debt Advisors LLC, our manager and an affiliate of the J.E. Robert Company, pursuant to which our manager provides the day-to-day management of our operations.

Management Services

The management agreement requires our manager to oversee our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. Our manager operates under the direction of our board of directors. Our manager is responsible for (i) our purchase and sale of real estate securities and other real estate-related assets, (ii) management of our real estate, including arranging for acquisitions, sales, financing, leases, maintenance and insurance, (iii) the purchase, sale and servicing of mortgages for us, and (iv) providing us with investment advisory services. Our manager is responsible for our day-to-day operations and performs (or causes to be performed) services and activities relating to our assets and operations as may be appropriate, including, without limitation, the following:

- serving as our consultant with respect to formulation of investment criteria and preparation of policy guidelines by our board of directors;
- counseling us in connection with policy decisions to be made by our board of directors;
- investigating, analyzing and selecting potential investment opportunities for us;
- making decisions concerning the evaluation, purchase, negotiation, structuring, monitoring, and disposition of our investments, including the accumulation of assets for securitization; however, the board of directors will review all investments where an affiliate or related party is involved. Additionally, from time to time the manager may present certain investments to the board of directors for approval either because of the size of the investment, the parties involved or some other term or feature of the investment;
- evaluating, recommending and approving all decisions regarding any financings, securitizations, hedging activities or borrowings undertaken by us;
- arranging for the issuance of mortgage backed securities from pools of mortgage loans or mortgage backed securities owned by us;
- making available to us its knowledge and experience with respect to real estate, real estate related assets and real estate operating companies;
- engaging and supervising, on our behalf and at our expense, independent contractors that provide real estate brokerage, legal, accounting, transfer agent, registrar and leasing services, master servicing, special servicing, mortgage brokerage, securities brokerage, banking, investment banking and other financial services and such other services as may be required relating to our investments or potential investments;
- engaging and supervising, on our behalf and at our expense, other service providers to us; and
- providing certain general management services to us relating to our day-to-day operations and administration (including, e.g., communicating with the holders of our equity and debt securities as

required to satisfy the reporting and other requirements of any governing bodies or agencies and to maintain effective relations with these holders, causing us to qualify to do business in all applicable jurisdictions, complying with all regulatory requirements applicable to us in respect of our business activities, including preparing all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act, and causing us to comply with all applicable laws);

Our manager has not assumed any responsibility other than to render the services called for under the management agreement and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our manager, its directors and its officers are not liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders for acts performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement. We have agreed to indemnify our manager and J.E. Robert Company, and their respective directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their respective duties, performed in good faith in accordance with and pursuant to the management agreement and the related services agreement. Our manager has agreed to indemnify us, our directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our manager not constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement. Our manager carries errors and omissions and other customary insurance.

J.E. Robert Company, through our manager, provides to us key personnel whose primary responsibility is to provide management services to us. These persons devote as much of their time to our management as our board of directors reasonably deems necessary and appropriate, commensurate with our level of activity.

Pursuant to a services agreement among us, our manager and J.E. Robert Company, J.E. Robert Company has agreed to provide our manager with the personnel, services and resources as needed by our manager to enable it to carry out its obligations and responsibilities under the management agreement. Pursuant to the management agreement, J.E. Robert Company is not liable to us or our manager for any acts or omissions performed in accordance with and pursuant to the agreement except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard for its duties. Our manager is not significantly capitalized and does not have its own facilities or employees separate from J.E. Robert Company.

Management Agreement Term and Termination Rights

The management agreement (i) had an initial term of two years from June 4, 2004, (ii) was automatically renewed for two one-year terms until June 4, 2008, (iii) was automatically renewed through June 4, 2009 and (iv) will be automatically renewed for one-year terms thereafter unless terminated by either us or our manager. The management agreement does not limit the number of renewal terms. Our manager must be provided 180 days prior notice of any termination without cause or non-renewal of the agreement and under those circumstances will be paid a termination fee, within ninety days of termination, equal to four times the sum of our manager's base management fees and incentive fees for the 12-month period preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. In addition, following any termination of the management agreement, we must pay our manager all compensation accruing to the date of termination. We also may not assign the management agreement in whole or in part to a third party without the written consent of our manager.

In addition, if we decide to terminate the management agreement without cause due to fees that our independent directors have determined to be unfair, our manager may agree to perform its management services at fees our independent directors determine to be fair, and the management agreement will not terminate. Our manager may give us notice that it wishes to renegotiate the fees, in which case we and our manager must negotiate in good faith, and if we cannot agree on a revised fee structure at the end of our 180 day notice period, the agreement will terminate, and we must pay the termination fees described above.

We may also terminate the management agreement with 60 days' prior notice for cause, which is defined as (i) our manager's fraud or gross negligence, (ii) our manager's willful noncompliance with the management agreement, (iii) the commencement of any proceeding relating to our manager's bankruptcy or insolvency or a material breach of any provision of the management agreement, uncured for a period of 60 days or (iv) a change in control of our manager. Our manager may at any time assign certain duties under the management agreement to any affiliate of our manager provided that our manager shall remain liable to us for the affiliate's performance.

Management Fees and Incentive Compensation

The management fee is payable monthly in arrears in cash, and the incentive fee is payable quarterly in arrears in cash. The base management fee and incentive fee are intended to reimburse J.E. Robert Company for providing personnel to our manager to satisfy our manager's obligation to provide certain services to us. Our manager and J.E. Robert Company may also be entitled to certain expense reimbursements as described below. Expense reimbursements to our manager or J.E. Robert Company are made monthly.

Base Management Fee. We have paid our manager a base management fee monthly in arrears in an amount equal to 1/12 of the sum of (i) 2.0% of the first $400 million of our equity, (ii) 1.5% of our equity in excess of $400 million and up to $800 million and (iii) 1.25% of our equity in excess of $800 million. For purposes of calculating the base management fee, our equity equals the month-end value, computed in accordance with generally accepted accounting principles, of our stockholders' equity, adjusted to exclude the effect of any unrealized gains, losses or other items that do not affect realized net income. Our manager uses the proceeds from its management fee in part to pay compensation to J.E. Robert Company. The J.E. Robert Company uses such proceeds, in part, to compensate officers and employees provided to us by J.E. Robert Company through our manager who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us. We have in the past and may continue in the future to award grants pursuant to the Incentive Plan to such officers and employees as well as officers and employees of J.E. Robert Company subject to the discretion of our compensation committee and approval by our board of directors.

During the year ended December 31, 2008, we incurred $6.7 million in base management fees in accordance with the terms of our management agreement.

Incentive Compensation. Our manager is entitled to receive quarterly incentive compensation pursuant to the terms of the management agreement with us. The purpose of the incentive compensation is to provide an additional incentive for our manager to achieve and exceed targeted levels of Funds From Operations and to increase our stockholder value. Historically, our manager has been entitled to receive quarterly incentive compensation in an amount equal to the product of:

(i) 25% of the dollar amount by which

(a) our Funds From Operations per share of common stock for such quarter (before calculation of the incentive fee but after taking into account the Base Management fee) exceed

(b) an amount equal to (A) the weighted average prices per share of our common stock in all offerings by us multiplied by (B) the greater of (1) 2.25% or (2) .875% plus one fourth of the 10-year U.S. treasury rate (as defined below) for such quarter

multiplied by

(ii) the weighted average number of shares of common stock outstanding in such quarter.

"Funds From Operations" means net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from debt restructuring, gains (or losses) from sales of property and unrealized depreciation and/or appreciation, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Funds From Operations does not represent cash generated from operating activities in accordance with GAAP, and it should not be considered to be an alternative to net income as an indication of our performance or to cash flows as a measure of our liquidity or our ability to make distributions to stockholders.

Effective January 1, 2008, we adopted SFAS 159, *The Fair Value Option for Financial Assets and Liabilities—Including an Amendment of SFAS No. 155*, which permits entities to measure at fair value certain financial assets and liabilities (the "Designated Accounts"). Our balance sheet will reflect the fair value of the Designated Accounts as of January 1, 2008, and unrealized gains (or losses) on such Designated Accounts will be recorded on our income statement beginning with the quarter ending March 31, 2008. On March 6, 2008, we and our manager amended the definition of Funds From Operations in the management agreement to exclude the impact of unrealized depreciation and/or appreciation so that our adoption of SFAS No. 159 does not alter the intended mechanism used to calculate the incentive fees payable to the manager.

Pursuant to the calculation formula, if Funds From Operations increases and the weighted average share price and shares of Common Stock outstanding remain constant, the incentive fee will increase.

During the year ended December 31, 2008, we incurred no incentive management fees in accordance with the terms of the management agreement.

Reimbursement of Expenses. We pay all of our operating expenses. The expenses required to be paid by us include, but are not limited to, transaction costs related to the acquisition, disposition and financing of our investments, legal and auditing fees and expenses, the compensation and expenses of our independent directors, the costs associated with our establishment and maintenance of any credit facilities and other indebtedness (including commitment fees, legal fees, closing costs and similar expenses), expenses associated with other securities offerings by us, expenses relating to the payment of dividends, costs incurred by personnel of J.E. Robert Company for travel on our behalf, costs associated with any computer software or hardware that is used primarily for us, all taxes and license fees and all insurance costs incurred by us. In addition, we pay to our manager allocable overhead reimbursements for our pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of J.E. Robert Company and its affiliates required for our operations.

In November 2006, effective retroactively to January 1, 2006, the independent members of the board of directors approved an amendment to the management agreement to provide that in 2007 and in each calendar year thereafter, subject to approval by the independent members of the board of directors, the allocable overhead reimbursement will be $0.5 million multiplied by the sum of (a) one plus (b) the percentage increase in the Consumer Price Index (the "CPI") for the applicable year over the CPI for the calendar year 2006. For each of the years ended December 31, 2008, 2007 and 2006, overhead reimbursements were approximately $0.5 million. Our manager may also be paid or reimbursed for the costs of providing other services that outside professionals or consultants otherwise would provide on our behalf. If such services are provided by our manager, the reimbursement for such services will be no greater than what management believes would be paid to outside professionals, consultants or other third parties on an arm's length basis. In accordance with the provisions of our management agreement, we recorded reimbursements for overhead and other services provided by our manager aggregating $0.6 million during the year ended December 31, 2008.

In addition, under the management agreement, our manager may engage J.E. Robert Company or its affiliates to perform certain legal, accounting, due diligence, asset management, securitization, property management, brokerage, loan servicing, leasing and other services that outside professionals or outside consultants otherwise would perform on our behalf. J.E. Robert Company and its affiliates may be reimbursed or paid for the cost of performing such tasks, provided that such costs and reimbursements are no greater than those that would be paid to outside professionals or consultants on an arm's-length basis. In addition, our manager is reimbursed for any expenses incurred in contracting with third parties. In addition, each CMBS securitization requires that a special servicer be appointed by the purchaser controlling the most subordinated non-investment grade class of securities. As our manager does not have special servicer status, it appoints J.E. Robert Company or another entity that has special servicer status as the special servicer whenever we acquire a controlling interest in the most subordinated non-investment grade class of a CMBS securitization. J.E. Robert Company earned $4.2 million in fees as special servicer during the year ended December 31, 2008 as a special servicer on the CMBS issuances where we own the first-loss position. All fees due to J.E. Robert Company as special servicer are paid either by the securitization vehicle or the borrower and not directly by us, and such fees are consistent with traditional, well established market standards and are set as part of the arm's-length negotiation to acquire such CMBS bonds from the issuer. However, because we generally own the first loss position in these same CMBS issuances, payment of special servicing fees to J.E. Robert Company may reduce the amounts available to pay us pursuant to the terms of the applicable CMBS trusts.

Except as set forth above regarding reimbursable expenses, our manager is responsible for all costs related to the performance of its duties under the management agreement, including the employment compensation of J.E. Robert Company personnel who perform services for us pursuant to the management agreement.

Incentive Awards. All figures in the following discussion reflect the 1-for-10 reverse stock split effected by us on February 20, 2009. On the date of consummation of the private placement in June 2004, we granted 33,500 shares of common stock to our manager and an aggregate of 600 shares of restricted stock to our three independent directors pursuant to the incentive plan. Subsequent to the private placement, Frank Caufield and James Kimsey joined our board of directors and in July 2004 and each was granted 200 shares of restricted stock. As of December 31, 2008, we had granted an aggregate of 4,000 shares of restricted stock and 2,805 deferred shares units to our independent directors pursuant to the incentive plan, of which 1,403 deferred share units remain unvested. In May 2006, Mark Weiss, our president, was awarded 6,000 restricted shares of common stock and 15,000 stock options on our common stock subject to vesting over five years. During 2007, we granted 13,700 shares to certain officers and employees of an affiliate of our manager. In the sole discretion of the compensation committee of our board of directors, we may from time to time grant additional equity incentive awards pursuant to the incentive plan. These awards provide a means of performance-based compensation in order to provide an additional incentive for our manager, officers, employees of J.E. Robert Company and our directors to enhance the value of our common stock in addition to the base management fee and incentive fee. These awards described above were made pursuant to the incentive plan and are subject to the maximum number of shares available for issuance (11,500 shares) under the incentive plan. As of December 31, 2008, 56,900 shares have been issued, net of forfeitures, under the incentive plan.

Conflicts of Interest in Our Relationship with Our Manager and J.E. Robert Company

Our chairman and chief executive officer, Joseph E. Robert, Jr., also serves as chairman and chief executive officer of J.E. Robert Company and, at the time of our formation when our management agreement, incentive compensation plan and other organizational matters were approved for us, Mr. Robert was our sole stockholder and our sole director. As a result, these matters were not negotiated at arm's length and their terms, including fees payable to our manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

J.E. Robert Company and its affiliates currently manage and invest in other real estate-related investment entities. Our chairman and chief executive officer and two other members of our board and each of our executive officers also serve as officers of our manager and other J.E. Robert Company affiliates. Certain senior officers of J.E. Robert Company, some of whom are also our officers and directors, and their affiliates beneficially own all of the outstanding membership interests of our manager. In addition, affiliates of J.E. Robert Company, in their capacity as general partners of the JER Funds, selectively make investments in a wide range of commercial real estate equity and debt assets for various JER Funds.

We have adopted certain policies that are designed to eliminate or minimize certain potential conflicts of interest. Our board of directors has established investment guidelines, and our independent directors have approved these investment guidelines. Except with respect to the allocation of investments made pursuant to J.E. Robert Company's conflicts policy in effect with respect to us and JER Funds, we are not permitted to invest in joint ventures with our manager or its affiliates unless the investment is (i) made in accordance with the above guidelines and (ii) approved by all of the independent members of our board of directors. In addition, we are not permitted to (i) consummate any transaction that would involve the acquisition by us of an asset in which our manager or any of its affiliates has an ownership interest, or the sale by us of an asset to our manager or any of its affiliates, (ii) under circumstances where our manager is subject to an actual or potential conflict of interest because it is manages both us and any other person with which we have a contractual relationship, take any action constituting the granting to such person of a waiver, forbearance or other relief, or the enforcement against such person of remedies, under or with respect to the applicable contract or (iii) make a loan to any affiliate of our manager, unless such transaction or action is approved by all independent members of our board.

While we intend to target primarily conduit commercial mortgage backed securities, mezzanine loans, net leased real estate, bridge loans, B-Notes, preferred equity, loans to real estate companies, mortgage loans and residential mortgages and related securities, JER Funds seek to invest in direct ownership of real estate, non-conduit commercial mortgage backed securities, equity securities, preferred equity and high yield debt (typically with equity participation). The investments we intend to pursue may overlap with the investment objectives of JER Funds. J.E. Robert Company has developed a conflicts policy in an effort to provide fair treatment of us and JER Funds with respect to investment allocation. Acting reasonably and in good faith, J.E. Robert Company will determine if any real estate debt products sourced for either JER Funds or us meet both our own and JER Funds investment objectives, taking into account such considerations as risk/return objectives, nature of the investment focus of each entity, leverage and other restrictions, tax and regulatory issues, expected holding periods, current pay or accrual features, product and geographic concentration, the relative sources of capital and any other consideration deemed relevant by J.E. Robert Company. We and JER Funds may both acquire any such overlapping investments subject to the applicable provisions of the conflicts of interest policy. If there is an overlap on a particular investment, J.E. Robert Company will allocate the investment opportunity equally between us and JER Funds wherever reasonably practicable. Where J.E. Robert Company determines that an equal allocation is not reasonably practicable, it will allocate that investment in a manner that it determines in good faith to be fair and reasonable. J.E. Robert Company will also apply the foregoing allocation procedures between us and any future companies or vehicles or other entities it controls with which we have overlapping investment objectives. J.E. Robert Company may alter these policies at any time without notice to or input from us or our stockholders.

On December 11, 2007, we and JER Fund IV, an investment fund managed by J.E. Robert Company, entered into a limited partnership agreement pursuant to which we and JER Fund IV agreed to co-manage a new private equity fund, known as JER US Debt Co-Investment Vehicle, L.P. (the "US Debt Fund"). The California Public Employees' Retirement System committed $200.0 million and we and JER Fund IV each committed $10.0 million to the US Debt Fund. On March 2, 2009, we funded a $0.9 million capital call to the US Debt Fund, reducing our remaining unfunded capital commitment to $5.7 million.

The US Debt Fund invests in loans secured, directly or indirectly, by real estate, including, B-Notes, mezzanine loans and whole mortgage loans, and also in preferred equity, CMBS and CMBS-related products such as CMBX and credit default swaps (the "Targeted Investments"). Excluded investments from the US Debt Fund include non-performing loans, fee-simple ownership interests in real estate, single family residential mortgages and related securities (sub-prime, conforming, jumbo or Alt-A), whole loans originated directly by us or JER Fund IV, and net leased real estate assets.

During the year ended December 31, 2008, we received repayments on loans to affiliated borrowers aggregating $8.5 million. At December 31, 2008, loans to affiliated entities had an unamortized cost basis of $82.3 million, an unpaid principal balance of $82.6 million and carrying value of $54.0 million. During the year ended December 31, 2007, we invested in a first mortgage loan participation with a cost basis of $30.0 million, and two mezzanine loan participations with a cost basis of $49.4 million, where an affiliate of the manager held a controlling equity interest in the borrower. During the year ended December 31, 2006, we invested in mezzanine loans totaling $65.0 million where an affiliate of the manager held a controlling equity interest in the borrower. The acquisition of these loans to affiliated borrowers was approved by the independent members of our board of directors as required by our investment guidelines.

We are permitted to invest in debt securities or loans relating to real estate assets where JER Funds have an equity interest, subject to our conflict policies. However, in the event of a default under that indebtedness, we must either give control of the foreclosure or restructuring process to other unaffiliated holders of that debt or transfer decision making power to an unaffiliated entity.

In addition to JER Funds, J.E. Robert Company may also engage in additional real estate-related management and investment opportunities that may also compete with us for investments. J.E. Robert Company applies the foregoing allocation procedures among us and any other investments it controls with which we have overlapping investment objectives. However, so long as the management agreement is in effect, J.E. Robert Company has agreed not to raise, sponsor or advise any new investment fund, company or vehicle (including any REIT) that invests primarily in conduit CMBS and other related loan products in the United States.

The management compensation structure that we have agreed to with our manager may also cause our manager to invest in high risk investments. In addition to its base management fee, our manager is entitled to receive incentive compensation based in part upon our achievement of targeted levels of Funds From Operations, as described above under "The Management Agreement- Management Fees and Incentive Compensation." In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on Funds From Operations may lead our manager to place undue emphasis on the maximization of Funds From Operations at the expense of other criteria, such as preservation of capital, in order to achieve increased incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our invested portfolio.

Our manager is authorized to follow very broad investment guidelines and has great latitude within those guidelines in determining the types of assets it may decide are proper investments for us. Our directors periodically review our investment guidelines and our investment portfolio. However, our board does not review each proposed investment. In addition, in conducting periodic reviews, the directors rely primarily on information provided to them by our manager. Furthermore, transactions entered into by our manager may be difficult or impossible to unwind by the time they are reviewed by our directors.

Employees/Services Agreement with J.E. Robert Company

Neither we nor our manager has any employees. We and our manager have entered into a services agreement with J.E. Robert Company to provide our manager with the personnel, services and resources necessary for our manager to perform its obligations and responsibilities under the management agreement, including due diligence, asset management and credit risk management. No employee of J.E. Robert Company will dedicate all of his or her time to us.

In connection with CDO II, one of our wholly owned subsidiaries entered into a collateral administration agreement with J.E. Robert Company, pursuant to which J.E. Robert Company has agreed to advise a wholly owned subsidiary on certain matters regarding the collateral interests and other eligible investments securing the notes issued in the CDO. J.E. Robert Company will receive fees in return for such services. J.E. Robert Company have historically receive two fees payable on a monthly basis, with the first fee equal to 1/12 of 0.075% of the Monthly Asset Amount, as defined in the CDO II indenture, and the second fee equal to 1/12 of 0.05% of the Monthly Asset Amount, as defined in the CDO II indenture agreement, each fee payable with different priorities as set forth in the applicable indenture. This agreement was approved by the independent members of our board of directors. For the year ended December 31, 2008, we incurred $1.5 million in collateral administration fees pursuant to the agreement which are included in general and administrative expenses in the accompanying consolidated statement of operations. Since the February 2009 distribution date, J.E. Robert Company has not been entitled to receive the subordinate collateral administration fee, and will not again be entitled to receive such fee until certain over-collateralization coverage tests are again complied with.

Competition

We are subject to significant competition in seeking investments. We compete with many other companies for investments, including other REITs, insurance companies, investment firms and other investors. In the current market, many of our traditional competitors have reduced their appetite for investments and we have seen new competitors enter the field in order to take advantage of dislocations in the lending market. Some of our competitors have greater resources than we do, and we may not be able to compete successfully for investments.

Compliance With The Americans With Disabilities Act Of 1990

Properties that we acquire, and the properties underlying our investments, are required to meet federal requirements related to access and use by disabled persons as a result of the Americans with Disabilities Act of 1990. In addition, a number of additional federal, state and local laws may require modifications to any properties we purchase, or may restrict further renovations of our properties, with respect to access by disabled persons. Noncompliance with these laws or regulations could result in the imposition of fines or an award of damages to private litigants. Additional legislation could impose additional financial obligations or restrictions with respect to access by disabled persons. If required changes involve greater expenditures than we currently anticipate, or if the changes must be made on a more accelerated basis, our ability to make expected distributions could be adversely affected.

Compliance With Federal, State And Local Environmental Laws

Properties that we acquire, and the properties underlying our investments, are subject to various federal, state and local environmental laws, ordinances and regulations. Under these laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances or petroleum product releases at, on, under or in its property. These laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of the hazardous or toxic substances. The costs of investigation, remediation or removal of these substances may be substantial and could exceed the value of the property. An owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to materials containing asbestos. These laws allow third parties to seek recovery from owners of real properties for personal injuries associated with materials containing asbestos. Our operating costs and the values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation, and our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to our properties. We endeavor to ensure our properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products.

Operating Policies and Strategies

We conduct our operations so that we are not required to register as an investment company under the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. We are not subject to regulation as an investment company under the Investment Company Act because we do not meet the definition of an investment company under the Investment Company Act, including Section 3(a)(1)(C). From time to time in the past, we have relied on, and we and our subsidiaries may from time to time in the future rely on, the exclusion from investment company status provided by Section 3(c)(5)(C) of the Investment Company Act (and Section 3 (c)(6) if, from time to time, we engaged in our real estate business through one or more majority-owned subsidiaries).

Section 3(a)(1)(C):

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. government securities and securities issued by majority owned subsidiaries that are not themselves investment companies and are not relying on the exception from definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Because we are a holding company that conducts its businesses through subsidiaries, this means that the securities issued by our subsidiaries, if any, that rely on the exception from the definition of "investment company" in Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a combined value in excess of 40% of the value of our total assets on an unconsolidated basis. This requirement limits the types of businesses in which we may engage through our subsidiaries.

A majority of our subsidiaries rely on exceptions and exemptions from the Investment Company Act. These exceptions and exemptions limit the types of assets these subsidiaries may purchase. For instance, CDO I and CDO II rely on the exemption from the Investment Company Act provided by Rule 3a-7 thereunder, which is available for certain structured financing vehicles. This exemption limits the ability of these CDOs to sell their assets and reinvest the proceeds from asset sales. Our subsidiary that invests in net lease properties and certain other subsidiaries rely on the exception from the definition of "investment company" provided by Sections 3(c)(5)(C) and possibly Section 3(c)(6) and of the Investment Company Act, which except companies that primarily invest in real estate, mortgages and certain other qualifying real estate assets. These exceptions limit the ability of these entities to invest in many types of real estate related assets and their holding companies. We believe that we are not an investment company because we satisfy the 40% test of Section 3(a)(1)(C). We must monitor our holdings to ensure that the value of our investment securities do not exceed 40% of our respective total assets (exclusive of government securities and cash items) on an unconsolidated basis. Our subsidiaries that engage in operating businesses, if any, are not limited by the Investment Company Act.

If the combined value of the investment securities issued by our subsidiaries that rely on the exception provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, exceeds 40% of our total assets on an unconsolidated basis, we may be deemed to be an investment company. If we fail to maintain an exemption, exception or other exclusion from registration as an investment company, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company, either of which could have an adverse effect on us and the market price of our securities. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure (including our ability to use leverage), management, operations, transactions with affiliated person (as defined by the Investment Company Act), portfolio composition including restrictions with respect to diversification and industry concentration and other matters.

Section 3(c)(5)(C):

From time to time in the past, we have relied on the exception provided by Section 3(c)(5)(C) of the Investment Company Act. We may from time to time in the future rely on this exception. Section 3(c)(5)(C) as interpreted by the staff of the SEC, would require us to invest at least 55% of our assets in "mortgages and other liens on and interests in real estate" ("Qualifying Real Estate Assets") and at least 80% of our assets in Qualifying Real Estate Assets plus real estate related assets ("Real Estate Related Assets"). Therefore, when we rely on the 3(c)(5)(C) exception, the assets that we acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act. In addition, we may not issue redeemable securities.

We invest in CMBS securities backed by pools of loans secured by first or, less often, junior mortgages. The pool of mortgages generally is administered by a trustee, a master servicer and a special servicer. Although each plays an important role in administering the pool of mortgages, the trustee and the master servicer generally exercise ministerial functions, whereas the duties of the special servicer include, among other things, monitoring the mortgage loans in the CMBS pool, evaluating defaulted mortgage loans with a view toward developing a plan to maximize the recovery on such loans, foreclosing upon or working out defaulted mortgage loans and recommending and implementing a plan that details whether and how to sell, and negotiating the sale of distressed properties acquired through foreclosure or otherwise working out such loans. The most subordinate class of a CMBS issuance is in the first loss position and is referred to as the "controlling class" because the holder of the majority of that class has the right to hire and remove the special servicer and to provide instructions to the special servicer with respect to the foreclosure/workout of defaulted mortgage loans. In addition, if the special servicer for any reason does not follow the instructions of the holder of a majority of the controlling class with respect to the foreclosure or workout of a defaulted mortgage loan, the majority holder of such class has the unilateral right to acquire the mortgage out of the pool and foreclose upon the mortgage itself.

On the date of issuance, the controlling class of a CMBS issuance generally is the "NR" or "not rated" class. After issuance, however, should the outstanding principal balance of the NR class erode by more than 75% of its initial face amount, the rights originally exercised by the NR class, as the controlling class, are automatically transferred to the holder of a majority of the next more senior class, and this process repeats with each class all the way up the capital structure. This self executing mechanism is intended to ensure that the class of CMBS that is then most "at risk" for losses has the control and discretion necessary to protect its interest, including the rights of foreclosure on the underlying mortgages.

In order to ensure that we are able to exercise the rights of the controlling class, we generally acquire 100% of the NR, B and BB classes of a CMBS issuance. In fact, the NR, B and BB classes often are sold as a "block transaction" because of the extensive due diligence that must be conducted in order for the purchaser of these classes of CMBS to evaluate the risks and to model the profitability of an investment in such classes of CMBS. We view our investment in the subordinate classes of a CMBS issuance as a single real estate investment, even though for rating agency reasons, the subordinate classes of a CMBS issuance may be divided into multiple classes. In addition, even though the subordinate CMBS may be divided into multiple classes, all of the subordinate classes are typically paid the same coupon based on the weighted average coupon of the underlying mortgage loans. Thus, the only material difference in the non-investment grade classes is the level of subordination. Where we acquire 100% of the controlling classes of a CMBS issuance and 100% of sequentially contiguous non-investment grade classes of the same CMBS issuance, we have the same legal and economic experience as if we had purchased the pool of mortgages underlying the CMBS and partially capitalized such purchase by issuing the investment grade classes of CMBS. Consequently, in addition to the controlling class, we consider each non-investment grade class that we acquire that is senior to the controlling class to be a Qualifying Real Estate Asset, provided that (i) we acquire 100% of such a class and 100% of the respective controlling class (ii) each such class is sequentially contiguous with the controlling class and (iii) each such class is entitled to exercise all rights of the initial controlling class, including foreclosure rights, if it becomes the controlling class. For example, if we acquire 100% of the NR class of a CMBS issuance and 100% of the B and BB classes of the CMBS issuance, we will treat each such class as a Qualifying Real Estate Asset.

Neither the SEC nor its staff has published guidance stating that CMBS are Qualifying Real Estate Assets. When we or any of our subsidiaries rely on Section 3(c)(5)(C), we generally intend to satisfy the requirements of

Section 3(c)(5)(C) by investing at least 55% of our assets in CMBS that are Qualifying Real Estate Assets as described in the preceding paragraphs. If we transfer part or all of any such class, we will no longer treat that class or any class senior to that class as a Qualifying Real Estate Asset. In addition from time to time, we may acquire other real estate investments that are Qualifying Real Estate Assets, such as real estate assets, mortgages and agency or privately issued whole pool certificates, and may treat other classes of CMBS as Qualifying Real Estate Assets.

The staff of the SEC has not defined Real Estate Related Assets. Based on existing staff pronouncements, we view Real Estate Related Assets more broadly than Qualifying Real Estate Assets. Real Estate Related Assets generally would include noncontrolling debt and equity securities issued by companies engaged in real estate business, such as REITs, and agency and privately issued partial pool certificates that are not otherwise treated as Qualifying Real Estate Assets, including interests in a CMBS issuance acquired by us that does not satisfy the requirements set forth above. In accordance with SEC Staff guidance, we currently treat certain senior real estate mezzanine loans as Qualifying Real Estate Assets. We currently consider all other real estate mezzanine loans that we acquire to be Real Estate Related Assets, although we may treat these assets as Qualifying Real Estate Assets if the SEC or its staff expresses a view that such assets are Qualifying Real Estate Assets.

With respect to our investment in B-Notes, we take the position that B-Notes are Qualifying Real Estate Assets or Qualifying B Notes, where (i) the B-Note is a participation interest in a mortgage loan that is fully secured by real property; (ii) we have the right to receive a proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and that our returns on the B-Note are based on such payments; (iii) we invest in the B-Note only after performing the same type of due diligence and credit underwriting procedures that we would perform if we were underwriting the underlying mortgage loan; (iv) we have approval rights in connection with any material decisions pertaining to the administration and services of the loan and with respect to any material modification to the loan agreements; and (v) in the event that the loan becomes non-performing, we have effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicers; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the corresponding A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.

If we fail to own a sufficient amount of Qualifying Real Estate Assets or Real Estate Related Assets to satisfy the requirements of Section 3(c)(5)(C) and could not rely on any other exemption or exclusion under the Investment Company Act, we could be characterized as an investment company.

We are in the process of applying for no-action relief with respect to controlling classes and sequentially contiguous classes of CMBS. If the SEC's staff does not grant us no-action relief or grants us relief on terms different than our analysis, we may be required to either (i) change the manner in which we conduct our operations to avoid being required to register as an investment company or (ii) register as an investment company, either of which could have a materially adverse effect on us and the market price of our common stock.

Market/Interest Rate Risk Management

To the extent consistent with our election to qualify as a REIT, we follow an interest rate risk management strategy intended to mitigate the effects of major interest rate changes on our cash flows and earnings. We seek to minimize our interest rate risk from borrowings by attempting to structure the key terms of our borrowings to generally correspond to the key terms of our assets.

Hedging Activities

We have entered into interest rate swap agreements to attempt to reduce the interest rate risk on our indebtedness. For a further description, see "Management's Discussion & Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk." In the future, we may enter into similar arrangements to protect our investment portfolio from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as our manager determines is in the best interest of our stockholders, given the cost of such instruments and the need to maintain our status as a REIT. In general, income from hedging transactions does not constitute qualifying income under current law for purposes of the REIT gross income requirements. To the extent, however, that we enter into a hedging transaction to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets or to manage foreign currency risk with respect to income that is otherwise qualifying income for purposes of the REIT gross income requirements and we satisfy certain identification requirements with respect to such transaction, any income or gain that we derive from the transaction would be excluded from gross income for purposes of the REIT gross income tests. If we were to terminate an interest rate swap prior to maturity the gain, if any, realized from the termination would be excluded from gross income for purposes of the REIT gross income tests. Our manager may elect to have us bear a level of interest rate risk that could otherwise be hedged when it believes, based on all relevant facts, that bearing such risk is advisable.

Disposition Policies

Our manager evaluates our asset portfolio on a regular basis to determine if it continues to satisfy our investment criteria. Subject to certain restrictions applicable to REITs and/or certain of the financing vehicles we employ (CDOs), we may sell our investments and use the proceeds of any sale for debt reduction, additional acquisitions or working capital purposes.

Equity Capital Policies

Subject to applicable law, our board of directors has the authority, without further stockholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Our existing stockholders, and purchasers of common stock, have no preemptive right to purchase additional shares issued in any offering, and any offering might cause significant dilution of your investment. We may in the future issue common stock in connection with acquisitions or investments.

We may repurchase our common stock in private transactions with our stockholders if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT, for so long as the board of directors concludes that we should remain a REIT.

Conflicts of Interest Policies

Except with respect to the allocation of investments made pursuant to J.E. Robert Company's conflicts policy in effect with respect to us and the JER Funds, and other than with regard to the US Debt Fund, we are not permitted to invest in joint ventures with our manager or its affiliates unless the investment is (i) made in accordance with the investment guidelines described elsewhere in this report and (ii) approved by all of the independent members of our board of directors. In addition, we are not permitted to (i) consummate any transaction that would involve the acquisition by us of an asset in which our manager or any of its affiliates has an ownership interest, or the sale by us of an asset to our manager or any of its affiliates, (ii) under circumstances where our manager is subject to an actual or potential conflict of interest because it manages both us and any other person with which we have a contractual relationship, take any action constituting the granting to such person of a waiver, forbearance or other relief, or the enforcement against such person of remedies, under or with respect to the applicable contract, or (iii) make a loan to any affiliate of our manager, unless such transaction or action is approved by all independent members of our board. For a further description of our conflicts of interest policies, see "Conflicts of Interest in our Relationship with our Manager."

Interested Director, Officer and Employee Transactions

We have adopted a policy that, unless the action is approved by a majority of the disinterested directors and is not otherwise prohibited by law, we will not:

- acquire from or sell to any of our directors, officers or employees, or any entity in which one of our directors, officers or employees has an economic interest of more than five percent or a controlling interest, or acquire from or sell to any affiliate of any of the foregoing, any of our assets or other property;
- make any loan to or borrow from any of the foregoing persons; or
- engage in any other transaction with any of the foregoing persons.

However, our by-laws do not prohibit any of our directors, officers, employees or agents, in their personal capacity or in a capacity as an affiliate, employee or agent of any other person, or otherwise, from having business interests and engaging in business activities similar to or in addition to or in competition with those of or relating to us.

Pursuant to Maryland law, a contract or other transaction between a company and a director or between the company and any other corporation or other entity in which a director serves as a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the presence of that director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof if (1) the material facts relating to the common directorship or interest and as to the transaction are disclosed to the board of directors or a committee of the board, and the board or committee in good faith authorizes the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, (2) the material facts relating to the common directorship or interest of the transaction are disclosed to the stockholders entitled to vote thereon, and the transaction is approved in good faith by vote of the stockholders, or (3) the transaction or contract is fair and reasonable to the company at the time it is authorized, ratified or approved.

Policies with Respect to Other Activities

We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. We have not in the past, but we may in the future, invest in the securities of other issuers for the purpose of exercising control over such issuers. At all times, we make investments in a manner as to qualify as a REIT, and we expect to continue to do so unless because of circumstances or changes in the Internal Revenue Code or the regulations of the U.S. Department of the Treasury, our board of directors determines that it is no longer in our best interest to qualify as a REIT. We make investments in such a way that we are not treated as an investment company under the Investment Company Act. We also intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accountants and with quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

Future Revisions in Policies and Strategies

Our board of directors has approved the operating policies and the strategies set forth in this report. The board of directors has the power to modify or waive these policies and strategies without the consent of our stockholders to the extent that the board of directors (including a majority of our independent directors) determines that a modification or waiver is in the best interest of our stockholders. Among other factors, developments in the market that either affect the policies and strategies mentioned herein or that change our assessment of the market may cause our board of directors to revise our policies and strategies.

Corporate Governance and Internet Address

We emphasize the importance of professional business conduct and ethics through our corporate governance initiatives. Our board of directors consists of a majority of independent directors; the audit, nominating and corporate governance, and compensation committees of our board of directors are composed exclusively of independent directors. We have adopted corporate governance guidelines and a code of business conduct and ethics, which delineate our standards for our officers and directors and employees of J.E. Robert Company with respect to their dealings with us.

Our internet address is *http://www.jer.com*. We make available, free of charge through a link on our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports, if any, as filed with the SEC as soon as reasonably practicable after such filing.

Our site also contains our code of business conduct and ethics, senior officer code of ethics and corporate governance guidelines, and the charters of the audit committee, nominating and corporate governance committee and compensation committee of our board of directors.

ITEM 1A. RISK FACTORS

Risks Relating to Our Ability to Continue as a Going Concern

Our current financial condition raises substantial doubt regarding our ability to continue as a going concern. However, our consolidated financial statements are presented on a going concern basis.

Our consolidated financial statements are presented in this report on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As a result of our current available cash, the redirection of cash flow from CDO II, and the December 2009 maturity of our repurchase agreement with JPMorgan, there is substantial doubt about our ability to continue as a going concern. While we have prepared our consolidated financial statements on a going concern basis, if we are unable to successfully extend the maturity date of our repurchase agreement borrowings, reduce operating expenses, sell assets, or receive additional funding, our ability to continue as a going concern may be impacted. In addition, should our repurchase agreement lender demand immediate repayment of all of our obligations under such agreement, we will likely be unable to pay such obligations. In such event, we may have to recapitalize, refinance our obligations, sell some or all of our assets or seek to reorganize under Chapter 11 of the United States Bankruptcy Code. Therefore, we may not be able to realize our assets and settle our liabilities in the ordinary course of business adversely impacting amounts actually realized relative to our financial statements. In addition, our ability to continue as a going concern will be dependent upon our ongoing asset performance and our ability to generate positive operating cash flow. No assurance can be given that we will be successful in achieving any of these steps or restructuring these arrangements on acceptable terms. The Company's consolidated financial statements included in this Form 10-K do not reflect any adjustments that might specifically result from the outcome of this uncertainty.

Risks Relating to Our Business

Deterioration of market conditions has recently and may continue to negatively impact our business, results of operations and financial condition, including liquidity.

The market in which we operate is affected by a number of factors that are largely beyond our control but can nonetheless have a potentially significant, negative impact on us. These factors include, among other things:

- interest rates and credit spreads;
- the availability of credit, including the price, terms and conditions under which it can be obtained;
- the quality, pricing and availability of suitable investments;
- the ability to obtain accurate market-based valuations;
- default rates on both commercial and residential mortgages and the amount of the related losses;
- the actual and perceived state of the real estate markets, market for dividend-paying stocks and public capital markets generally;
- general market conditions including, but not limited to, unemployment rates, consumer spending; and
- the attractiveness of other types of investments relative to investments in real estate or REITs generally.

Changes in these factors are difficult to predict, and a change in one factor can affect other factors. For example, during 2007, economic issues involving subprime residential mortgages had a significant adverse impact on the overall mortgage securities and resecuritization markets including the value of our CMBS investments, real estate loans as well as the availability and cost of short-term and long-term financing for commercial real estate related investments. We do not currently know the full extent to which the current market disruption will affect us or the markets in which we operate, and we are unable to predict its length or ultimate severity. If the challenging conditions continue, we may experience further tightening of liquidity, impairment charges and increased margin requirements as well as additional challenges in raising capital and obtaining investment financing on attractive terms.

A prolonged economic slowdown, a lengthy or severe recession, or declining real estate values could harm our operations.

We believe the risks associated with our business are more severe during periods of economic slowdown or recession if these periods are accompanied by declining real estate values. Declining real estate values would likely reduce the level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase of or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our basis in the loan. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, liquidity, business prospects and our ability to make distributions to the stockholders.

We may not be able to access financing on favorable terms, or at all, which could adversely affect our ability to execute our business plan.

We expect to finance our assets over the long-term through a variety of means, including credit facilities, issuance of CDOs and other structured financings. Our ability to execute this strategy depends on various conditions in the markets that are beyond our control, including liquidity and credit spreads. We cannot assure you that these markets will remain an efficient source of long-term financing for our assets. In fact, at the current time, the CDO market remains effectively closed. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders, funds available for operations as well as for future business opportunities. In today's challenging credit and liquidity environment, match funding our assets and liabilities is more difficult than recent past experience.

Under our repurchase agreements, we may be required to post significant amounts of cash collateral to satisfy our margin requirements and scheduled amortization due to lower collateral values or declines in advances rates from lenders or to repurchase securities upon the occurrence of certain events.

We finance certain of our investments with repurchase agreements that are subject to margin calls. Under the terms of the repurchase agreements, the value of assets underlying the debt is marked-to-market by the counterparty at its discretion, as frequently as on a daily basis. If the value of the underlying asset declines, the counterparty has the ability to require us to post additional margin—cash or other liquid collateral—to compensate for the decline in value of the asset. (Conversely, if the value of the underlying asset increases, a portion of the margin we previously posted may be returned to us.) During the year ended December 31, 2008, such margin calls and scheduled amortization totaled $135.4 million, comprised of $25.4 million related to the decrease in advance rates from lenders, $107.2 million related to the decline in value of underlying collateral in the investments and $2.8 million related to scheduled amortization payments under our repurchase agreement with JPMorgan. Subsequent to December 31, 2008 and through March 30, 2009, there have been $2.8 million of scheduled amortization payments. Given the current volatility in the capital markets, we cannot predict changes in the market value of collateral and potential margin call requirements.

We are subject to margin calls at any time, and being forced to post additional margin could adversely affect our business in a number of ways. Posting additional margin would decrease our cash available to make other, higher yielding investments (thereby decreasing our return on equity) or to satisfy other obligations, including future margin calls. In addition, in periods of increased market volatility, we may need to hold increased levels of cash to support potential margin calls which could lower our economic return. Further, under certain of our repurchase agreements, the counterparty may have a right, exercisable upon the occurrence of certain events relating to the "repo market" or the "securities market," to terminate the facility, in which event we may be obligated to immediately repurchase all securities then held by the counterparty. If we do not have the funds available, or otherwise elect not, to satisfy any future margin calls or repurchase assets upon termination, we could be forced to sell one or more investments at a loss. Moreover, we may be unable, in light of market conditions or other factors, to sell sufficient assets to satisfy the margin or repurchase requirements within the timeframe required by the applicable counterparties, which would entitle them to seize the underlying assets and seek payment from us for any shortfall between the value of our obligation to the counterparty and the value of the asset surrendered.

If the counterparty to our repurchase agreement becomes insolvent or otherwise defaults on its obligation to resell the underlying securities back to us at the end of the transaction term, we may lose money on such repurchase transaction.

We finance a meaningful portion of our investments with a repurchase agreement, which is a financing facilities with counterparties through which particular assets are financed as discrete "transactions." Under the terms of such transaction, we sell an asset to the counterparty for a specified price and concurrently agree to repurchase the same security from our counterparty at a later date. We make periodic payments to the counterparty during the term of the repurchase agreement serving as the equivalent of paying interest to the counterparty in return for extending financing to us. If the counterparty becomes insolvent or otherwise defaults on its obligation to resell the securities back to us, we may fail to recover the full value of our asset that is financed with the repurchase agreement, and thereby incur a loss on the repurchase transaction. Any realized losses we incur on our repurchase agreement will adversely affect our earnings, and thus our cash available for distribution to our stockholders.

Lenders may require us to enter into restrictive covenants relating to our operations.

When we obtain financing, lenders impose restrictions on us that affect our ability to incur additional debt, our ability to make distributions to stockholders and our flexibility to determine our operating policies. Loan documents we execute may contain negative covenants that, among other things, limit the amount of leverage that we may employ, require that we maintain certain interest and fixed charge coverage ratios, require that we maintain a certain minimum tangible net worth, limit our recourse indebtedness, limit our ability to distribute more than a certain amount of our funds from operations and require us to hedge our interest rate exposure. At December 31, 2008, we were in compliance with all covenants and requirements under our repurchase agreements. If we are not in compliance with any of our covenants, there can be no assurance that our lenders would waive such non-compliance in the future and any such non-compliance could have a material adverse effect on us.

Investor demand for commercial real estate CDOs has been substantially curtailed.

The recent turmoil in the structured finance markets, in particular the sub-prime residential loan market, has negatively impacted the credit markets generally, and, as a result, investor demand for commercial real estate CDOs has been substantially curtailed. In recent years, we have relied to a substantial extent on CDO financings to obtain long-term match funded financing for our investments. Until the market for commercial real estate CDOs recovers, we may be unable to utilize CDOs to finance our investments and we may need to utilize less favorable sources of financing to finance our investments on a long-term basis. There can be no assurance as to when demand for commercial real estate CDOs will return or the terms of such securities investors will demand or whether we will be able to issue CDOs to finance our investments on terms beneficial to us.

We expect to incur significant debt to finance our investments, which may subject us to increased risk of loss and reduce cash available for distributions to our stockholders.

We intend to leverage our assets through borrowings, generally through the use of bank credit facilities, repurchase agreements, the issuance of collateralized debt obligation transactions, or CDOs, and long-term corporate indebtedness. The percentage of leverage varies depending on our ability to obtain credit facilities and the lender's estimate of the stability of the portfolio's cash flow and the market value of the underlying collateral. Our return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that can be derived from the assets acquired. As of December 31, 2008, we had outstanding indebtedness with a cost basis totaling $974.5 million related to the CDO issuances in October 2006 and November 2005 and $16.1 million outstanding under our repurchase agreements and $61.9 million of junior subordinated debentures outstanding. See "Capital and Leverage Policies" for a discussion of CDOs and repurchase agreement financing arrangements.

Our debt service payments reduce cash available for distribution to stockholders. For the year ended December 31, 2008, $65.8 million of debt service, excluding principal repayments and margin calls, was paid primarily related to our repurchase agreements, CDOs and junior subordinated debentures. Principal and scheduled amortization repayments on our repurchase agreements resulting from declines in the estimated value of collateral and lower advance rates from lenders on such collateral aggregated $135.4 million in the year ended December 31, 2008 and scheduled amortization payments were $2.8 million from January 1, 2009 through March 30, 2009. We may not be able to meet our debt service obligations including periodic margin calls and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

While we have historically maintained target debt-to-equity ratios of between approximately two-to-one and three-to-one, and currently operate with a targeted debt-to-equity ratio of four-to-one to six-to-one, our governing documents contain no limitation on the amount of debt we may incur, and our board of directors may change our debt policy at any time without stockholder approval. In addition, we may leverage individual assets or portfolios of assets at substantially higher levels than four-to-one and six-to-one debt-to-equity ratios. Incurring debt could subject us to many risks, including the risks that:

- our cash flow from operations may be insufficient to make required payments of principal and interest, resulting in the loss of some or all of our assets to foreclosure or sale in order to satisfy our debt obligations;
- our debt may increase our vulnerability to adverse economic and industry conditions;
- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, dividends or other purposes;
- the terms of any refinancing may not be as favorable as the terms of the debt being refinanced; and
- the use of leverage could adversely affect our ability to make distributions to our stockholders and the market price of our common stock.

A decrease in the value of the assets financed with repurchase agreements, some of which may be recourse to the company, may lead to margin calls that we will have to satisfy. We may not have the funds available to satisfy these margin calls, and be forced to sell assets to satisfy such debt obligations.

Interest rate fluctuations could reduce our ability to generate income on our investments and may cause losses.

Our primary interest rate exposures relate to our floating rate loans and variable-rate debt, as well as our interest rate swaps that we utilize for hedging purposes. Changes in interest rates will affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also may affect our ability to originate and acquire assets, the value of our assets and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect borrower default rates. In a period of rising interest rates, our interest expense could increase, while the interest we earn on our fixed-rate debt investments would not change, adversely affecting our profitability. Based on our cost basis, as of December 31, 2008, 44.6% of our investments had fixed rate terms and 24.3% of our debt had fixed rate terms (approximately 30.4% reflecting the effect of pay fixed interest rate swaps outstanding at December 31, 2008). At December 31, 2008, the Company had $275.0 million of floating rate assets and $796.6 million of floating rate debt all tied to LIBOR, resulting in net floating rate liabilities of $521.6 million. This exposure has been hedged with $595.8 million of pay fixed interest rate swaps based on notional balances in effect at December 31, 2008 thereby reducing exposure to interest rate fluctuations to approximately $74.2 million of net assets. See "Capital and Leverage Policies" and "Capital and Interest Rate Risk Management."

Our operating results depend in large part on differences between the income from our assets, net of credit losses, and our financing costs. We anticipate that, in most cases, for any period during which our assets are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and the market value of our fixed rate assets. Interest rate fluctuations resulting in our interest expense exceeding interest income would result in operating losses for us.

At December 31, 2008, our interest rate swaps substantially mitigate the impact of an interest rate increase on net earnings and cash flows although changes in interest rates will generally impact our net income. All of our floating rate assets and liabilities are tied to USD-LIBOR or a different applicable base rate, subject, in some cases, to certain caps or limitations. The following table shows the estimated change in net income for a 12-month period based on changes in the applicable USD-LIBOR rates applied to floating rate assets, liabilities and interest rate swaps outstanding as of December 31, 2008:

LIBOR Rate Change (Basis Points)	Estimated Increase (Decrease) in Net Income Over 12 Months at December 31, 2008[1][2][3]
	(in thousands)
-150	$ (371)
-50	(371)
50	371
150	1,113

(1) Estimated increased (decrease) in net income over next twelve months does not consider the impact of SFAS No. 159 adoption, effective January 1, 2008 or any future changes in advance rates and spreads on borrowing arrangements.

(2) As a result of the interest rate swap restructurings and terminations subsequent to December 31, 2008, the estimated increase (decrease) in net income over the next twelve months at December 31, 2008 based on interest rate changes of (150), (50), 50 and 150 basis points is $543, $543, $(543) and $(1,628), respectively.

(3) At December 31, 2008, the 1-month LIBOR rate was approximately 44 basis points. This analysis is presented assuming LIBOR will exceed 0 basis points.

Interest rate changes will also affect the fair value of our CMBS investments, real estate loans and derivatives. We do not hedge against potential fair value changes as we generally seek to hold investments to maturity.

If credit spreads widen before we obtain long-term match funded financing for our assets, the value of our assets may suffer and we may earn lower returns on our equity invested.

We price our assets based on our assumptions about future levels of credit spreads for longer term fixed rate financing of those assets. We expect to obtain longer term financing for these assets at a spread over a certain benchmark, such as the yield on United States Treasury bonds, swaps, or LIBOR. If the spread that investors will pay over the benchmark widens and the rates we charge on our loans or the income we generate from our other assets are not increased accordingly, we may experience a material adverse effect on our income and returns on equity as well as a reduction in the economic value of the assets that we have originated or acquired.

We may not be able to acquire eligible securities and/or loans for future CDO issuances, or may not be able to issue CDO securities on attractive terms that closely match fund the duration of our assets and liabilities, which may require us to seek more costly financing for our investments or to liquidate assets.

We intend to finance our real estate securities and loans on a long-term basis, such as through the issuance of CDOs, to the extent such financing is available. Prior to the issuance of our CDOs, we finance our investments with relatively short-term credit facilities. We use these short-term facilities to finance the acquisition of real estate securities until a sufficient quantity of securities is accumulated, at which time we refinance these facilities with CDO issuances. To the extent available in the market, we expect to follow a similar process to finance our future growth. As a result, we are subject to the risk that we will not be able to acquire, during the period that our short-term facilities are available, a sufficient amount of eligible securities to maximize the efficiency of a CDO issuance. We also bear the risk that we will not be able to obtain short-term credit facilities or may not be able to renew any short-term credit facilities after they expire should we find it necessary to extend our short-term credit facilities to allow more time to seek and acquire the necessary eligible securities for a long term financing. Inability to renew our short-term credit facilities may require us to seek more costly financing for our investments or to liquidate assets. In addition, conditions in the capital markets may make the issuance of a CDO unavailable or less attractive to us when we do have a sufficient pool of collateral. If we are unable to issue a CDO to finance these assets, we may be required to seek other forms of potentially less attractive financing or otherwise to liquidate the assets. In fact, at this time the CDO market is effectively closed.

The use of CDO financings with over-collateralization requirements may have a negative impact on our cash flow.

The terms of the CDOs that we have issued and intend to issue in the future generally provide that the principal amount of assets must exceed the principal balance of the related bonds by a certain amount. This excess collateral requirement is commonly referred to as "over-collateralization." The CDO terms provide that, if certain delinquencies or losses exceed the specified levels based on rating agencies' (or the financial guaranty insurer's, if applicable) analyses of the characteristics of the assets pledged to collateralize the bonds, the required level of over-collateralization may be increased or may be prevented from decreasing as would otherwise be permitted if losses or delinquencies did not exceed those levels. Other tests (based on delinquency levels or other criteria) may restrict our ability to receive net income from assets pledged to secure CDOs. We cannot assure you that the performance tests will be satisfied. Nor can we assure you, in advance of completing negotiations with the rating agencies or other key transaction parties on our future CDO financings, of the actual terms of the delinquency tests, over-collateralization terms, cash flow release mechanisms or other significant factors regarding the calculation of net income to us. Failure to obtain favorable terms with regard to these matters may materially and adversely affect our net income and/or our free cash flow. If our assets fail to perform as anticipated, our over-collateralization or other credit enhancement expense associated with our CDO financings will increase.

The failure to comply with CDO coverage tests has a negative impact on our cash flow.

The terms of both of our CDOs include coverage tests, including over-collateralization and interest coverage tests, used primarily to determine whether and to what extent principal and interest proceeds on the underlying collateral debt securities and other assets may be used to pay principal of and interest on the subordinate classes of bonds in the applicable CDO. In the event the coverage tests are not satisfied, interest and principal that would otherwise be payable on the subordinate classes may be re-directed to pay principal on the senior bond classes. Therefore, failure to satisfy the coverage tests could adversely affect cash flows received by us from the CDOs and thereby our liquidity and operating results. As of December 31, 2008, none of the collateral debt securities or other assets in the applicable CDOs is in a condition that would cause expedited amortization.

We may be required to repurchase loans that we have sold to indemnify holders of our CDOs.

If any of the loans we originate or acquire and sell or securitize do not comply with representations and warranties that we make about certain characteristics of the loans, the borrowers and the underlying properties, the terms of CDO I and CDO II require us, and the terms of any future CDOs will likely require us, to repurchase those loans (including from a trust vehicle used to facilitate a structured financing of the assets through CDOs) or replace them with substitute loans. In addition, in the case of loans that we have sold instead of retained, we may be required to indemnify purchasers for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to carry on our books, and our ability to borrow against such assets is limited. Any significant repurchases or indemnification payments could materially and adversely affect our financial condition and operating results.

An increase in prepayment rates could adversely affect yields on our investments.

The value of our assets may be affected by prepayment rates on mortgage loans. Prepayment rates on mortgage loans are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, prepayment rates cannot be predicted with certainty. In periods of declining mortgage interest rates, prepayments on mortgage loans generally increase. If general interest rates decline as well, we are likely to reinvest the proceeds of prepayments received during these periods in assets yielding less than the mortgage loans that were prepaid. In addition, the market value of the mortgage loan assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates. Conversely, in periods of rising interest rates, prepayments on mortgage loans generally decrease, in which case we would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios, we may fail to recoup fully our cost of certain investments purchased at a premium to face value.

Our hedging transactions may limit our gains, result in losses or limit our free cash flow.

We intend to use derivative instruments, including forwards, futures, swaps and options, in our risk management strategy to limit the effects of changes in interest rates on our operations. The value of our forwards, futures and swaps may fluctuate over time in response to changing market conditions, and will tend to change inversely with the value of our liabilities that we intend to hedge. Hedges are sometimes ineffective because the correlation between changes in value of the underlying investment and the derivative instrument is less than was expected when the hedging transaction was undertaken. Since a substantial portion of our hedging activity is intended to cover the period between origination or purchase of loans using short term financing vehicles and obtaining permanent fixed-rate financing for those loans, unmatched losses in our hedging program may occur when the planned permanent fixed rate financing fails to occur, we sell the underlying asset, or if the hedge proves to be ineffective. Realized losses on hedge positions will reduce cash available for distribution to stockholders and such losses may exceed amounts invested in these instruments.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedge counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits. Although generally we will seek to reserve the right to terminate our hedge positions, it may not always be possible to dispose of or close out a hedge position without the consent of the hedge counterparty, and we may not be able to enter into a replacement contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

We are subject to significant competition and we may not compete successfully.

We are subject to significant competition in acquiring investments. We compete with many other companies, such as other REITs, insurance companies and other investors, including funds and companies affiliated with the J.E. Robert Company. Although the current market environment has led many of our traditional competitors to reduce their demand for investments we have seen new competitors enter the field to take advantage of dislocations in the lending market and perceived attractive returns. Some of our competitors have greater resources than us, and we may not be able to compete successfully for investments.

Maintenance of our Investment Company Act exemption imposes limits on our operations.

We conduct our operations so as not to become regulated as an investment company under the Investment Company Act. We believe that there are a number of exemptions under the Investment Company Act that may be applicable to us. The assets that we may acquire, therefore, are limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act. In addition, we could, among other things, be required either (a) to change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company, either of which could adversely affect us and the market price for our stock.

Risks Related to Our Investments

Our real estate investments are subject to risks particular to real property.

We own assets directly or indirectly secured by real estate and may own real estate directly. Real estate investments will be subject to various risks, including:

- acts of God, including earthquakes, hurricanes, floods and other natural disasters, which may result in uninsured losses;
- acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001;
- adverse changes in national and local economic and market conditions and credit performance of tenants;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- costs of remediation and liabilities associated with environmental conditions such as indoor mold; and
- the potential for uninsured or underinsured property losses.

If any of these or similar events occurs, it may reduce our return from an affected property or investment and reduce or eliminate our ability to make distributions to stockholders.

The mortgage loans in which we invest and the mortgage loans underlying the mortgage backed securities in which we invest are subject to risks of delinquency, foreclosure and loss, which could result in losses to us.

Commercial mortgage loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss of interest and principal. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by the risks particular to real property described above, as well as, among other things:

- tenant mix;
- success of tenant businesses;
- property management decisions;
- property location and condition;
- competition from comparable types of properties;
- changes in specific industry segments;
- declines in regional or local real estate values, or rental or occupancy rates; and
- increases in interest rates, real estate tax rates and other operating expenses.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of interest and principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to that borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

CMBS evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage backed securities we invest in are subject to all of the risks of the underlying mortgage loans. For our 26 CMBS investments, 21 are investments in conduit issuances between 2004 and 2007 in which JRT owns the first-loss position. For the 21 first-loss CMBS positions which are collateralized by approximately 3,500 loans with an aggregate outstanding principal balance of approximately $48 billion, the 60 day delinquency rate based on the most recent remittance reports as of December 31, 2008 was 0.83%. As of March 27, 2009, including transfers and returns subsequent to December 31, 2008, 104 loans totaling approximately $1.2 billion are being managed by the Special Servicer, which is an affiliate of the J.E Robert Company. Of the $1.2 billion of loan balances in special servicing, 33 loans totaling $251.4 million are current, 6 loans totaling $40.6 million has been foreclosed upon and 65 loans totaling $862.9 million are delinquent and are in monetary default. The balance of the 71 loans that are either delinquent or have been foreclosed represent approximately 1.9% of the total loan balance collateralizing the 21 related CMBS investments in which the Company has an interest.

With respect to our CMBS investments where we are not in the first-loss position, one of our CMBS investments is in a Re-Remic which is collateralized by multiple bond classes from individual securitizations that were issued from 1997 to 2003. As of the most recent remittance report as of December 31, 2008, the total underlying loan pool principal balance collateralizing the individual securitizations totals approximately $10.2 billion with delinquent loans representing approximately 4.3% of the outstanding pool balance. 3 of our CMBS investments are in the BB, BB+ and BBB- classes of trusts issued between 2005 and 2007 and as of the most recent remittance reports as of December 31, 2008, the total outstanding principal balance of these loan pools serving as collateral for the trusts was approximately $9.5 billion, with delinquent loans representing 43 basis points of the outstanding pool balance. One of our CMBS investments is in the BB- class of a trust that was issued in 1998 and as of the most recent remittance report as of December 31, 2008, the outstanding balance of the loan pool serving as collateral for the trust was approximately $373 million, with delinquent loans representing 5.1% of the outstanding pool balance.

Our investments in subordinated commercial mortgage backed securities could subject us to increased risk of losses.

In general, losses on an asset securing a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit provided by the borrower, if any, and then by the "first loss" subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we may not be able to recover all of our investment in the securities we purchase. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related securities, the securities in which we invest may effectively become the "first loss" position behind the more senior securities, which may result in significant losses to us.

The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of or actual economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying mortgage backed securities to make principal and interest payments or to refinance may be impaired. In this case, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities. As of December 31, 2008, $185.1 million, or approximately 37.3%, of the cost basis of our investment portfolio consisted of non-investment grade subordinated CMBS.

Investment in non-investment grade CMBS may be illiquid, may have a higher risk of default, and may not produce current returns.

The CMBS securities in which we invest are generally non-investment grade, which means that nationally recognized statistical rating organizations rate them below the top four investment-grade rating categories (i.e., "AAA" through "BBB"), and are sometimes referred to as "junk bonds." Non-investment grade CMBS bonds and preferred shares tend to be less liquid, may have a higher risk of default and may be more difficult to value. Non-investment grade securities usually provide a higher yield than do investment grade securities, but with the higher return comes greater risk of default. In addition, the fair value of these securities may change as interest rates change over time. Economic recessions or downturns may cause defaults or losses on collateral securities to increase. Non-investment grade securities are considered speculative, and their capacity to pay principal and interest in accordance with the terms of their issue is not ensured.

Investments in mezzanine loans involve greater risks of loss than senior loans secured by income producing properties.

Investments in mezzanine loans take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests in the entity that directly or indirectly owns the property. These types of investments involve a higher degree of risk than a senior mortgage loan because the investment may become unsecured as a result of foreclosure by the senior lender. In certain cases, borrowers may be able to make an accrual election whereby they forego making cash interest payments in exchange for accruing interest at a higher rate resulting in a mismatch in taxable income, cash flow from operations and cash available for distributions to shareholders. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of the property owning entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is paid in full. As a result or accrual elections, bankruptcy and borrower defaults, we may not recover some or all of our investment, which could result in losses. In addition, mezzanine loans may have higher loan to value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. As of December 31, 2008, $226.6 million, or approximately 45.7%, of the cost basis of our portfolio consisted of mezzanine loans.

The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. B-Notes reflect similar credit risks to comparably rated commercial mortgage backed securities. However, since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. The higher risks associated with our subordinate position in our B-Note investments could subject us to increased risk of losses. As of December 31, 2008, we had no B-Note investments.

Bridge loans involve a greater risk of loss than traditional mortgage loans.

We may provide bridge loans secured by first lien mortgages on a property to borrowers who are typically seeking short-term capital to be used in an acquisition or renovation of real estate. The borrower has usually identified an undervalued asset that has been under-managed or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment. As of December 31, 2008, we had no bridge loan investments.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. We may therefore be dependent on a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, the value of our company and the price of our common stock may be adversely affected.

Preferred equity investments involve a greater risk of loss than traditional debt financing.

We may make preferred equity investments. Preferred equity investments are subordinate to debt financing and are not secured. Should the issuer default on our investment, we would only be able to proceed against the entity that issued the preferred equity in accordance with the terms of the preferred security, and not any property owned by the entity. Furthermore, in the event of bankruptcy or foreclosure, we would only be able to recoup our investment after any lenders to the entity are paid. As a result, we may not recover some or all of our investment, which could result in losses. As of December 31, 2008, we had no preferred equity investments.

Investments in REIT debt securities are subject to specific risks relating to the particular REIT issuer of the securities and to the general risks of investing in subordinated real estate securities, which may result in losses to us.

We may invest in REIT debt securities. Investments in REIT debt securities involve special risks relating to the particular REIT issuer of the securities, including the financial condition and business outlook of the issuer. Investments in REIT debt securities are subject to the inherent risks associated with real estate-related investments discussed in this report, including the risks described above with respect to mortgage loans and mortgage backed securities and similar risks, including:

- risks of delinquency and foreclosure, and risks of loss in the event thereof;
- the dependence upon the successful operation of and net income from real property;
- risks generally incident to interests in real property; and
- risks specific to the type and use of a particular commercial property.

REIT debt securities are generally unsecured and may also be subordinated to other obligations of the issuer. We may also invest in REIT debt securities that are rated non-investment grade. As a result, investments in REIT debt securities are also subject to risks of:

- limited liquidity in the secondary trading market;
- substantial market price volatility resulting from changes in prevailing interest rates;
- subordination to the prior claims of banks and other senior lenders to the issuer;
- the operation of mandatory sinking fund or redemption provisions during periods of declining interest rates that could cause the issuer to reinvest premature redemption proceeds in lower yielding assets;
- the possibility that earnings of the REIT security issuer may be insufficient to meet its debt service and dividend obligations;
- issuer non-compliance with REIT requirements which if not met, may limit cash flow available to the issuer to service our indebtedness; and
- the declining creditworthiness and potential for insolvency of the issuer of REIT securities during periods of rising interest rates and economic downturn.

These risks may adversely affect the value of outstanding REIT debt securities and the ability of the issuers thereof to repay principal and interest or make dividend payments, which could reduce our ability to make distributions to our stockholders. At December 31, 2008, we had no investments in REIT debt securities.

Investments in net lease properties may generate losses.

We invest in net leased real estate assets. The value of our investments and the income from our investments in net lease properties will depend upon the ability of the applicable tenant to meet its lease obligations and to maintain the property under the terms of the lease. If a tenant fails to meet its lease obligations or becomes unable to so maintain a property, we will be subject to all risks associated with owning real estate. In addition, under many net leases the owner of the property retains certain obligations with respect to the property, including among other things, the responsibility for maintenance and repair of the property, to provide adequate parking, maintenance of common areas and compliance with other affirmative covenants in the lease. If we were to fail to meet these obligations, the applicable tenant could abate rent or terminate the applicable lease, which may result in a loss of our capital invested in, and anticipated profits from, the property. In addition, we may find it difficult to lease property to new tenants that may have been suited to the particular needs of a former tenant. As of December 31, 2008, we had no investments in joint ventures.

We may not have control over certain of our loans and investments.

Our ability to manage our portfolio of loans and investments may be limited by the form in which they are made. In certain situations, we or our investment management vehicles may:

- acquire investments subject to rights of senior classes and servicers under inter-creditor or servicing agreements;
- acquire only a participation in an underlying investment;
- co-invest with third parties through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests; or
- rely on independent third party management or strategic partners with respect to the management of an asset.

Therefore, we may not be able to exercise control over the loan or investment with regards to the potential mismatch of equity in earnings and cash distributions from certain investments. As such, there may be instances whereby earnings from such investments are withheld from distribution to satisfy margin requirements or repurchase securities upon the occurrence of certain events.

We may make investments in non-U.S. dollar denominated securities, which subject us to currency rate exposure and the uncertainty of foreign laws and markets.

We may purchase CMBS denominated in foreign currencies. We expect that our exposure, if any, would be principally to the British pound and the euro. A change in foreign currency exchange rates may have an adverse impact on returns on our non-dollar denominated investments. Although we may hedge our foreign currency risk, subject to the REIT income qualification tests, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations. Investments in foreign countries also subject us to risks of multiple and conflicting tax laws and regulations and political and economic instability abroad, which could adversely affect our receipt of interest income on these investments. At December 31, 2008, we had no investments in non-US dollar denominated securities.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

Except in limited instances, loans we may acquire or originate will not conform to conventional loan standards applied by traditional lenders and will not be rated or will be rated as non-investment grade (for example, for investments rated by Moody's Investors Service, ratings lower than Baa3, and for Standard & Poor's, ratings lower than BBB-). The non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, loans we originate or acquire may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our common stock. We currently anticipate investing primarily in unrated or non-investment grade assets. There are no limits on the percentage of unrated or non-investment grade assets we may hold in our portfolio.

Credit ratings assigned to our investments are subject to ongoing evaluation and we cannot assure you that the ratings currently assigned to our investments will not be downgraded or that they accurately reflect the risks associated with those investments.

Some of the debt securities in which we invest are rated by S&P, Moody's and/or Fitch. Rating agencies rate these investments based upon their assessment of the perceived safety of the receipt of principal and interest payments from the issuers of such debt securities. Credit ratings assigned by the rating agencies may not fully reflect the true risks of an investment in such securities. Also, rating agencies may fail to make timely adjustments to credit ratings based on recently available data or changes in economic outlook or may otherwise fail to make changes in credit ratings in response to subsequent events, so that our investments may in fact be better or worse than the ratings indicate. We try to reduce the impact of the risk that a credit rating may not accurately reflect the risks associated with a particular debt security by not relying solely on credit ratings as the indicator of the quality of an investment. We make our acquisition decisions after factoring in other information, such as the discounted value of a security's projected future cash flows. However, our assessment of the quality of an investment may also prove to be inaccurate and we may incur credit losses in excess of our initial expectations.

Credit rating agencies may also change their methods of evaluating credit risk and determining ratings on securities backed by real estate loans and securities. These changes have increased in frequency over the past year and in the future may occur quickly and often. For example, Moody's recently announced that it was revising its loss methodology for CMBS and reviewing its outstanding ratings on all conduit and fusion CMBS issued in 2006, 2007 and 2008. Moody's subsequently downgraded eight securitization transactions that serve as a portion of the collateral for CDO II. On February 19, 2009, Fitch downgraded most notes payable tranches of CDO II, in addition to previous downgrades of certain notes payable tranches of CDO I. The commercial real estate mortgage finance, real estate and capital markets' ability to understand and absorb these changes, and the impact to the securitization market in general, are difficult to predict, and such downgrades could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Rating agency downgrades have and may continue to adversely affect our cash flows.

The terms of our CDOs include certain over-collateralization and interest coverage tests, which are used primarily to determine whether and to what extent principal and interest paid on the debt securities and other assets that serve as collateral underlying the CDOs may be used to pay principal and interest on the various classes of notes payable issued by the CDOs. In the event these tests are not satisfied, interest and principal that would otherwise be payable on certain of the junior tranches of notes payable issued by the CDOs is instead redirected to pay principal on certain senior tranches of notes payable issued by the CDOs.

To date, rating agency downgrades have not generally affected the over-collateralization coverage tests applicable to collateral in CDO I, which is not affected unless its collateral is downgraded to CC or below. However, there can be no assurance that continued adverse developments in the mortgage markets and further rating agency downgrades will not cause the cash flows that otherwise would have been payable to us, as the holder of certain junior tranches of notes payable issued by CDO I, to instead be redirected to pay principal and interest on the most senior tranches of notes payable issued by CDO I, which are owned by third parties. As a result, such downgrades could have a material adverse effect on our liquidity and results of operations.

Certain over-collateralization coverage tests failed with respect to the February 2009 determination date for CDO II as a result of recent ratings downgrades and other ratings actions that have occurred since December 31, 2008. As a result, on the February 25, 2009 distribution date, approximately $2.2 million of cash from CDO II that otherwise would have been payable to us, as the holder of certain junior tranches of notes payable and preferred shares issued by CDO II, were instead redirected to pay principal and interest on certain senior tranches of notes payable issued by CDO II, which are owned by third parties. We expect that such coverage tests will continue to fail for the foreseeable future.

Apart from over-collateralization and interest coverage tests, the operative documents for the CDOs provide for certain events of default, the occurrence of which would entitle a senior class or classes of notes payable to accelerate the notes payable of such CDO and, depending upon the circumstances, require a liquidation of the collateral under then-current market conditions, which could result in higher levels of losses on the collateral and the notes payable of such CDO than might otherwise occur.

In addition, the terms of our repurchase agreement with JPMorgan provide that we are subject to margin calls based on JPMorgan's perceived value of their collateral. Declines in perceived values of collateral could be a result of factors including, but not limited to, ratings downgrades of such collateral and changes to financial performance or perceived value of loans underlying such collateral.

Insurance on mortgage loans and real estate securities collateral may not cover all losses.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property.

As a result of the events of September 11, 2001, insurance companies are limiting and excluding coverage for acts of terrorism in insurance policies. As a result, we may suffer losses from acts of terrorism that are not covered by insurance. In addition, the mortgage loans that are secured by certain of our properties contain customary covenants, including covenants that require us to maintain property insurance in an amount equal to the replacement cost of the properties. There can be no assurance that the lenders under our mortgage loans will not take the position that exclusions from our coverage for losses due to terrorist acts is a breach of a covenant that, if uncured, could allow the lenders to declare an event of default and accelerate repayment of the mortgage loans.

Many of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

The real estate securities that we purchase in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. A majority of the mortgage backed securities that we purchase are traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited and may, at times, require us to sell such investments at a loss. The B-Notes, mezzanine, bridge and mortgage loans we originate or purchase are particularly illiquid investments due to their short life, their potential unsuitability for securitization and the greater difficulty of recovery in the event of a borrower's default.

Lack of diversification in number of investments increases our dependence on individual investments.

Our investment policy allows us to invest up to 20% of our equity in any individual investment unless waived by our board of directors. As a result, our portfolio may be concentrated in a small number of assets, increasing the risk of loss to us and our stockholders if a default or other problem arises.

Liability relating to environmental matters may impact the value of our properties or the properties underlying our investments.

Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

When we acquire net leased properties directly, there may be environmental problems associated with the property of which we were unaware. The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our debt investments becomes liable for removal costs, the ability of the owner to make debt payments to us may be reduced, which in turn may adversely affect the value of the relevant mortgage asset held by us and our ability to make distributions to stockholders.

The presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs, thus harming our financial condition. In addition, although our leases will generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant's activities on the property, we nonetheless will be subject to strict liability by virtue of our ownership interest for environmental liabilities created by our tenants, and we cannot ensure you that our tenants would satisfy their indemnification obligations under the applicable sales agreement or lease. The discovery of material environmental liabilities attached to our properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

Investment properties we have acquired and the properties underlying our investments are required to comply with the Americans with Disabilities Act and fire, safety and other regulations, which may require us or them to make unintended expenditures that adversely impact their ability to make interest payments to us and our ability to pay dividends to stockholders.

Any properties we have acquired directly, and the properties underlying our investments, are required to comply with the Americans with Disabilities Act, or the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. Government or an award of damages to private litigants, or both. While the tenants to whom we lease properties are obligated by law to comply with the ADA provisions, and we expect under our leases will be obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these tenants to cover costs could be adversely affected and we could be required to expend our own funds to comply with the provisions of the ADA, which could adversely affect our results of operations and financial condition and our ability to make distributions to stockholders. In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our targeted investment properties and properties underlying our investments. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on our ability to make distributions to our stockholders. Further, required compliance with these rules and regulations by the owners of the properties underlying our investments may reduce their funds available to make interest payments to us.

We may be adversely affected by unfavorable economic changes in geographic areas where the properties underlying our investments may be concentrated.

Adverse conditions in the areas where the properties underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of, or reduced demand for, office and industrial properties) may have an adverse effect on the value of our properties. A material decline in the demand or the ability of tenants to pay rent for office and industrial space in these geographic areas may result in a material decline in our cash available for distribution.

Risks Relating to Our Management and our Relationship with Our Manager and J.E. Robert Company and its Affiliates

We are dependent upon our manager and certain key personnel of J.E. Robert Company provided to us through our manager and may not find a suitable replacement if our manager terminates the management agreement or such key personnel are no longer available to us.

Neither we nor our manager have any employees. All of our officers are employees of J.E. Robert Company. We have no separate facilities and are completely reliant on our manager and J.E. Robert Company, which has significant discretion as to the implementation of our operating policies and strategies. Pursuant to a services agreement among us, our manager and J.E. Robert Company, our manager relies on J.E. Robert Company to provide our manager with the personnel, services and resources as needed by our manager to enable it to carry out its obligations and responsibilities under the management agreement. Our manager is not significantly capitalized and does not have its own facilities or employees separate from J.E. Robert Company. Mr. Joseph E. Robert, Jr. is the sole stockholder of J.E. Robert Company as of the date hereof. Mr. Robert beneficially owns a majority of the membership interests of our manager, and as a result, Mr. Robert is in a position to control the policies, decision making and operations of our manager. We are subject to the risk that our manager will terminate the management agreement and that no suitable replacement will be found to manage us. We believe that our success depends, to a significant extent, upon the experience of certain of J.E. Robert Company's executive officers, whose continued service is not guaranteed. If our manager terminates the management agreement or key officers leave our manager, we may be unable to execute our business plan.

There are conflicts of interest in our relationship with J.E. Robert Company and its affiliates, including with our manager, which could result in decisions that are not in the best interests of our stockholders.

Our chairman and chief executive officer and two other members of our board of directors and each of our executive officers also serve as officers of our manager and other J.E. Robert Company affiliates. Certain senior officers of J.E. Robert Company, some of whom are also our officers and directors, and their affiliates beneficially own all of the outstanding membership interests of our manager. J.E. Robert Company, and affiliates of J.E. Robert Company currently manage and invest in other real estate-related investment entities. The personnel provided to us through our manager are not required to devote a specific amount of time to our business. At the time of our formation when our management agreement, incentive plan, conflicts policy and other organizational matters were approved for us, Mr. Robert, the sole stockholder of J.E. Robert Company, was our sole stockholder and our sole director. As a result, these matters were not negotiated at arm's length, and their terms, including fees payable to our manager, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may enter into transactions in the future with J.E. Robert Company and its affiliates that may result in conflicts of interest. In addition, we have agreed to indemnify J.E. Robert Company and our manager and their respective directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their respective duties, performed in good faith in accordance with and pursuant to the management agreement and the related services agreement.

Termination of our management agreement would be costly.

Termination of the management agreement with our manager without cause or non-renewal of the management agreement is costly. The management agreement renews automatically each year and we must give our manager 180 days prior notice of any termination or non-renewal and pay a termination fee, within 90 days of termination, equal to four times the sum of the base management fee and the incentive fee for the 12-month period preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination. We also must pay the termination fee if we fail to renew the agreement upon expiration of the initial term or subsequent terms. In addition, following any termination of the management agreement, we must pay our manager all compensation accruing to the date of the termination. These provisions increase the effective cost to us of terminating or electing not to renew the management agreement, thereby adversely affecting our ability to terminate our manager without cause, even if we believe the manager's performance is not satisfactory.

Our investment opportunities may be limited by the conflicts of interest policy of J.E. Robert Company, which manages or co-manages private equity funds with investment objectives that overlap with ours, and by the terms of the US Debt Fund.

Our manager is an affiliate of J.E. Robert Company, which also manages other private equity funds through other management companies. Two of these funds, JER Fund IV and the US Debt Fund (for which we serve as co-manager with JER Fund IV), have overlapping investment objectives with us. JER Fund IV invests in a wide range of commercial real estate equity and debt assets, including direct ownership of real estate, non-conduit commercial mortgage backed securities, equity securities, preferred equity and high yield debt (typically with equity participation). The US Debt Fund invests in loans secured, directly or indirectly, by real estate, including B-Notes, mezzanine loans and whole mortgage loans, and also in preferred equity, CMBS and CMBS-related products such as CMBX and credit default swaps (collectively, "Targeted Investments"). We target primarily conduit commercial mortgage backed securities, mezzanine loans, net leased real estate, bridge loans, B-Notes, preferred equity, corporate loans and commercial mortgage loans. Because J.E. Robert Company makes investment decisions for us through our manager and for these other funds through certain of its other subsidiaries, there may be conflicts of interest at J.E. Robert Company as to which investment opportunities are allocated to each of fund.

We must abide by the terms of the conflicts of interest policy developed by J.E. Robert Company with respect to conflicts of interest among us, JER Fund IV and the US Debt Fund. To the extent that specific investment opportunities are determined by J.E. Robert Company to be suitable for and advantageous to each of these funds, J.E. Robert Company will allocate the opportunities equally among the funds wherever reasonably practicable. Where J.E. Robert Company determines that an equal allocation is not reasonably practicable (but subject to the required allocation of Targeted Investments to the U.S. Debt Fund under the U.S. Debt Fund Limited Partnership Agreement), it will allocate that investment in a manner that it determines in good faith to be fair and reasonable, including solely to JER Fund IV or the US Debt Fund. Therefore, the J.E. Robert Company conflicts policy may at times prevent us from acquiring a 100% interest or even a partial interest in certain attractive investments.

The J.E. Robert Company conflicts policy permits us to own debt securities and loans relating to real estate assets in which JER Fund IV or the U.S. Debt Fund owns an equity position, but in order to prevent different funds managed by J.E. Robert Company from holding opposing interests in a foreclosure or workout, in the event of a default in respect of such debt, all foreclosure and workout decisions are required to be made by a co-investor in such debt that is unaffiliated with the J.E. Robert Company, if there is one, or, if not, then by a servicer unaffiliated with the J.E. Robert Company. Therefore, we may be required to delegate the authority to assert our rights in respect of debt securities or loans relating to real estate in a foreclosure or workout situation to a third party, which would not necessarily have the same interests as us in or be as effective as us at resolving such foreclosure or workout.

J.E. Robert Company will apply the foregoing allocation procedures to us and any other investment funds, companies, vehicles or other entities that it controls or manages in the future with which we have overlapping investment objectives. J.E. Robert Company may alter its conflicts of interest policy at any time without notice to or input from us or our stockholders. The conflicts policy may make it difficult for us to avoid the registration requirements of the Investment Company Act or to satisfy the REIT requirements of the tax laws. It may also cause us to forego desirable investment opportunities and may limit our ability to refocus our investment strategy, if required.

We may invest in mortgage loans, mezzanine loans or B-Notes where a JER Fund owns all or a portion of the equity in the underlying borrower, and as a result, we will not have the typical control, approval, consent or other rights we generally obtain in such investments.

With the unanimous consent of our independent directors and subject to compliance with certain other internal requirements applicable to these types of affiliate transactions, we may invest in mortgage loans, mezzanine loans or B-Notes where a JER Fund owns all or a portion of the equity in the underlying borrower. In these transactions, we will be deemed an affiliate of the applicable borrower. As such, we will generally not be able to obtain typical control, approval, consent or other rights with respect to certain material matters such as loan modifications, forgiveness of debt or foreclosure. These control, approval, consent and other rights will instead be exercised by a third party co-investor, which may result in recoveries by us that are less than what we would realize in the event we had our typical control, approval, consent and other rights.

Mr. Joseph E. Robert, Jr. has significant control over our company and will influence decisions regarding our operations and our business.

Mr. Joseph Robert, Jr. is our chairman and chief executive officer and the chairman and chief executive officer of our manager. As of the date hereof, Mr. Robert beneficially owns a majority of the membership interests of our manager and approximately 9.8% of our common stock. As a result, Mr. Robert has significant control over us, particularly our management. Mr. Robert may exercise his influence over us and make decisions with which you may disagree.

Our board of directors has approved very broad investment guidelines for our manager and does not approve each investment decision made by our manager.

Our manager is authorized to follow very broad investment guidelines. Our directors will periodically review our investment guidelines and our investment portfolio. However, our board does not review each proposed investment. In addition, in conducting periodic reviews, the directors will rely primarily on information provided to them by our manager. Furthermore, transactions entered into by our manager may be difficult or impossible to unwind by the time they are reviewed by the directors. Our manager has great latitude within the broad investment guidelines in determining the types of assets it may decide are proper investments for us.

We may change our investment strategy without stockholder consent, which may result in riskier investments.

We may change our investment strategy at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this report. A change in our investment strategy may also increase our exposure to interest rate, credit market and real estate market fluctuations.

We may change our operational policies without stockholder consent, which may adversely affect the market price of our common stock and our ability to make distributions to our stockholders.

Our board of directors determines our operational policies and may amend or revise our policies, including our policies with respect to our REIT status, acquisitions, growth, operations, indebtedness, capitalization and distributions or approve transactions that deviate from these policies, without a vote of, or notice to, our stockholders. Operational policy changes could adversely affect the market price of our common stock and our ability to make distributions to our stockholders.

Risks Related to Our Organization and Structure

Maryland takeover statutes may prevent or make difficult a change of control of our company that could be in the interests of our stockholders.

Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation's shares; or
- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group; and
- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

The business combination statute may discourage others from trying to acquire control of a corporation and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for the common stock of that corporation or otherwise be in the interest of the stockholders of that corporation.

We have exempted by charter provision all business combinations from the application of this statute and consequently, the five-year prohibition and the super-majority vote requirements described above will not apply to any business combination between any other party and us. However, we may, by charter amendment approved by our board of directors and our stockholders, opt into the business combination provisions of Maryland law in the future.

We also have opted out of the "control share" provisions of Maryland law that provide that "control shares" of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares. However, we may, by amendment to our by-laws, opt in to the control share provisions of Maryland law in the future without stockholder approval, which could inhibit a third party from making or completing an acquisition of us that is in the interests of our stockholders.

Our authorized but unissued common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board may issue additional common and preferred shares and may establish a series of preferred stock with terms that could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

The requirements of the Investment Company Act impose limits on our operations.

We conduct our operations so that we are not required to register as an investment company under the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. We are not subject to regulation as an investment company under the Investment Company Act because we do not meet the definition of an investment company under the Investment Company Act, including Section 3(a)(1)(C). From time to time in the past, and in the future we may, have relied on, and certain of our subsidiaries may from time to time rely on, the exclusion from investment company status provided by Section 3(c)(5)(C) of the Investment Company Act (and Section 3(c)(6) if, from time to time, we engaged in our real estate business through one or more majority-owned subsidiaries).

The assets that we acquire, therefore, are limited by the provisions of the Investment Company Act and the rules and regulations promulgated under the Investment Company Act. If we were deemed to be an investment company for purposes of the Investment Company Act and could not rely on any exemption or exclusion under the Investment Company Act, we would be subject to regulation as an investment company. This risk is greater to the extent that we invest in pools of CMBS that contain some real estate related notes. The characterization of us as an investment company would require us to either (i) change the manner in which we conduct our operations to avoid being required to register as an investment company or (ii) to register as an investment company. We cannot assure you that we would be able to complete any required dispositions or acquisitions of assets, or deleveraging, on favorable terms, or at all. Consequently, any modification of our business plan, including selling certain investments necessary to repay amounts outstanding under our repurchase agreements or provide us with additional liquidity could have a material adverse effect on our ability to maintain our investment company exemption. Further, if we were determined to be an unregistered investment company, we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, we may be unable to enforce contracts with third parties and third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. Finally, because affiliate transactions are prohibited under the Investment Company Act, failure to maintain our exemption would force us to terminate our management agreement, services agreement and all other agreements with affiliates. Any of these results would be likely to have a material adverse effect on our business, our financial results and our ability to make distributions to stockholders. We are in the process of applying for no-action relief with respect to the characterization of certain of our assets as qualifying real estate assets for purposes of the requirements of Section 3(c)(5)(C). We cannot assure you that such no-action relief will be granted or that it will be granted on the terms requested. See "Operating Policies and Strategies—Investment Company Act Considerations" in this report.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law generally, a director's actions will be upheld if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Our by-laws require us to indemnify each director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that a director may only be removed with cause upon the affirmative vote of holders of two-thirds of the votes entitled to be cast in the election of directors. Vacancies may be filled by the board of directors. This requirement makes it more difficult to change our management by removing and replacing directors and may prevent changes in control of our company that are in the interest of our stockholders.

Risks Related to Our Taxation as a REIT

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for distribution to our stockholders.

We operate in a manner intended to qualify as a REIT for federal income tax purposes. Although we do not intend to request a ruling from the Internal Revenue Service (the IRS) as to our REIT status, in January 2009, we received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to our qualification as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP represents only the view of our counsel based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us and our manager, including representations relating to the values of our assets and the sources of our income. The opinion is expressed as of the date issued and will not cover subsequent periods. Counsel has no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, and our continued qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Skadden, Arps, Slate, Meagher & Flom LLP. Our ability to satisfy the asset tests depends upon our analysis of the fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for federal income tax purposes, and the tax treatment of participation interests that we hold in mortgage loans and mezzanine loans, may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements as described below. Accordingly, there can be no assurance that the IRS will not contend that our interests in subsidiaries or other issuers will not cause a violation of the REIT requirements. If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse impact on the value of our common stock. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates under recently enacted tax legislation.

Legislation enacted in 2003, as amended, generally reduces the maximum tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates from 38.6% to 15% (through 2010). Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

REIT distribution requirements could adversely affect our liquidity position and ability to execute our business plan.

We generally must distribute annually at least 90% of our net taxable income, excluding any net capital gain, in order for corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the requirements of the Internal Revenue Code. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement of the Internal Revenue Code. Certain of our assets may generate substantial mismatches between taxable income, GAAP net income (loss) and available cash flow. For example, in 2008, we generated estimated taxable income of $32.0 million, compared to a GAAP net loss of $254.2 million, and $36.4 million of net cash provided by operating activities (per our statement of cash flows). As a result, the requirement to distribute a substantial portion of our net taxable income could cause us to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, in order to comply with REIT requirements or (iv) declare dividends payable in cash and shares of our common stock. In addition, any capital losses related to the sales of our investments may not reduce ordinary taxable income and corresponding distribution requirements to shareholders. Capital losses may only be used to offset capital gains; however, such capital losses may be carried forward to future years to offset future capital gains.

We have in the past chosen, and may in the future choose, to pay dividends in our own stock, in which case you may be required to pay income taxes in excess of the cash dividends you receive.

We have in the past distributed, and may in the future distribute, taxable dividends that are payable in cash and shares of our common stock at the election of each stockholder. Under IRS Revenue Procedure 2009-15, up to 90% of any such taxable dividend for 2008 and 2009 could be payable in our stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

Further, while Revenue Procedure 2009-15 applies only to taxable dividends payable in cash or stock in 2008 and 2009, it is unclear whether and to what extent we will be able to pay taxable dividends in cash and stock in later years. Moreover, various aspects of such a taxable cash/stock dividend are uncertain and have not yet been addressed by the IRS. No assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable cash/stock dividends, including on a retroactive basis, or assert that the requirements for such taxable cash/stock dividends have not been met.

The stock ownership limit imposed by the Internal Revenue Code for REITs and our charter may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of each taxable year following our first year. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of the aggregate value of our outstanding capital stock. Our board may grant an exemption in its sole discretion, subject to such conditions, representations and undertakings as it may determine. The ownership limits imposed by the tax law are based upon direct or indirect ownership by "individuals," but only during the last half of a tax year. The ownership limits contained in our charter key off of the ownership at any time by any "person," which term includes entities. These ownership limitations in our charter are common in REIT charters and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, these ownership limits might also delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Even if we remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we remain qualified for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes, such as mortgage recording taxes. Any of these taxes would decrease cash available for distribution to our stockholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets through taxable subsidiary corporations. Such subsidiaries will be subject to corporate level income tax at regular rates.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT status.

To continue to qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our operations. Under current law, any income that we generate from derivatives or other transactions intended to hedge our interest rate or foreign currency risks will generally be treated as nonqualifying income for purposes of the REIT 95% gross income test unless specified requirements are met. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes in hedged items than we would otherwise incur.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders may incur, and may limit the manner in which we effect future securitizations.

Certain of our securitizations have resulted in the creation of taxable mortgage pools for federal income tax purposes. As a REIT, so long as we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool. In that case, we may reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to dispose of or securitize loans in a manner that was treated as a sale of the loans for federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

Risks Related to Trading of our Common Stock

Our Common Stock will no longer be traded on the NYSE, which is expected to decrease its liquidity.

On March 26, 2009, we received written notice from the NYSE that we were not in compliance with the NYSE's continued listing standards applicable to us requiring that we maintain a 30-day trailing average global equity market capitalization of at least $15.0 million (this standard has temporarily been lowered from $25.0 million through June 30, 2009). The NYSE will permanently suspend trading of our common stock prior to the market open on April 1, 2009. As of April 1, 2009, the trading of the Company's common stock will occur on the over-the-counter, or OTC, market.

The delisting of our common stock may reduce its liquidity and market price compared to its liquidity and market price traded on the NYSE, as well as, our ability to attract new capital, retain, attract and motivate our directors and officers, and to compensate our manager, all of whom may receive equity awards from us as compensation.

The market price and trading volume of our common stock may be volatile.

On July 13, 2005, we completed an initial public offering of our common stock. While there has been active trading in our common stock since the initial public offering on the NYSE, we cannot assure you that an active trading market in our common stock will be sustained as our stock will begin trading on the OTC market on April 1, 2009. Even if an active trading market for our common stock continues, the market price of our common stock may be highly volatile and be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the purchase price you paid to acquire them. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common shares include:

- actual or anticipated variations in our quarterly operating results or dividends;
- changes in our funds from operations or earnings estimates or publication of research reports about us or the real estate industry;
- increases in market interest rates or credit spreads that lead purchasers of our shares to demand a higher yield;
- changes in market valuations of similar companies; for example, although we do not currently invest in the sub-prime residential mortgage market, recent events in this market could adversely impact, among other items, the value of our stock, our ability to borrow monies, our liquidity, the overall mortgage lending market and the value of our assets;
- adverse market reaction to any increased indebtedness we incur in the future;
- additions or departures of key management personnel;
- actions by institutional stockholders;
- speculation in the press or investment community;
- application and interpretation of the rules and regulations of the Investment Company Act; and
- general market and economic conditions.

We have not established a minimum distribution payment level and we cannot assure you of our ability to make distributions in the future.

We expect to make distributions to our stockholders in amounts such that we distribute all or substantially all of our taxable income in each year, subject to certain adjustments. We have not established a minimum distribution payment level, and our ability to make distributions may be adversely affected by the risk factors described in this report, including the possibility of a downturn in our operating results and financial performance, lack of liquidity or a decline in the value of our asset portfolio. All distributions will be made at the discretion of our board of directors and will depend on our earnings and cash flow, our financial condition, maintenance of our REIT status and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of taxable income, such distributions would generally be considered a return of capital for federal income tax purposes.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our share price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our properties and our related distributions to stockholders, and not from the market value or underlying appraised value of the properties or investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market rates rise without an increase in our distribution rate, the market price of our common stock could decrease as potential investors may require a higher distribution yield on our common stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

ITEM 2. PROPERTIES

J.E. Robert Company leases its principal executive and administrative offices, from which it provides services to our manager pursuant to the management agreement and the services agreement, at 1650 Tysons Blvd, Suite 1600, McLean, Virginia 22102; tel: (703) 714-8000. J.E. Robert Company and its affiliates lease additional offices in New York, California, Illinois, Connecticut, Texas, the United Kingdom, Brazil, Russia and Mexico.

ITEM 3. LEGAL PROCEEDINGS

The Company is not party to any legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the fourth quarter of 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

On March 26, 2009, we received written notice from the NYSE that we were not in compliance with the NYSE's continued listing standards applicable to us requiring that we maintain a 30-day trailing average global equity market capitalization of at least $15.0 million (this standard has temporarily been lowered from $25.0 million through June 30, 2009). The NYSE will permanently suspend trading of our common stock prior to the market open on April 1, 2009. As of April 1, 2009, the trading of the Company's common stock will occur on the over-the-counter, or OTC, market.

The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared with respect to the periods indicated, adjusted for our 1-for-10 reverse stock split effected February 20, 2009.

	High	Low	Dividends Declared Per Share
Third Quarter 2005	$190.00	$180.00	$ 3.00
Fourth Quarter 2005	185.10	158.40	3.33
First Quarter 2006	181.10	159.30	3.33
Second Quarter 2006	167.00	148.50	3.60
Third Quarter 2006	172.50	149.30	4.00
Fourth Quarter 2006	215.70	169.00	7.20[(1)]
First Quarter 2007	215.40	166.40	4.40
Second Quarter 2007	193.30	144.60	4.49
Third Quarter 2007	151.90	80.00	4.50
Fourth Quarter 2007	135.30	83.80	11.00[(2)]
First Quarter 2008	112.00	75.10	—
Second Quarter 2008	92.80	62.30	6.00
Third Quarter 2008	77.30	42.60	3.00
Fourth Quarter 2008	54.50	8.50	8.80[(3)]

(1) Includes a special cash dividend of $3.00 per share of common stock.
(2) Includes a special cash dividend of $6.50 per share of common stock.
(3) Includes a special dividend of $5.80 per share of common stock.

As of March 24, 2009, there were approximately 143 shareholders of record.

Before our common stock was listed on the NYSE, shares of our common stock were eligible for trading on the Private Offering, Resales and Trading through Automated Linkages Market of the National Association of Securities Dealers, Inc., the PORTAL Market. Individuals and institutions that sold shares of our common stock before our common stock was listed on the New York Stock Exchange were not obligated to report their sales to the PORTAL Market. Therefore, the last sales price that was reported on the PORTAL Market may not have been reflective of sales of our common stock that occurred and were not reported.

The table below reflects the high and low prices for trades of our shares on the PORTAL Market known to us for each of the quarterly periods indicated, adjusted for our 1-for-10 reverse stock split effected February 20, 2009.

Quarter	High	Low	Dividends Declared Per Share
First Quarter 2005[(1)]	$152.50	$150.00	$2.50
Second Quarter 2005[(1)]	$150.00	$149.00	$3.00

(1) The high and low prices for trades of our shares on the PORTAL Market for the first and second quarter of 2005 reflect the impact of the 1-for-10 reverse stock split effected on February 20, 2009.

Dividends

We intend to continue to declare distributions on our common stock necessary to satisfy REIT requirements. No assurance, however, can be given as to the amounts or timing of future distributions, in particular the payment of regular quarterly distributions, as such distributions are subject to the discretion of our board of directors and will depend on a number of factors including; our actual results of operations; restrictions under Maryland law; the timing of the investment of our equity capital; the amount of our net cash provided by operating activities; our financial condition; our debt service requirements including margin calls and scheduled principal amortization on repurchase agreements; our capital expenditure requirements; our taxable income; the annual distribution requirements under the REIT provisions of the Internal Revenue Code; our operating expenses; and other factors our board of directors deems relevant.

Issuer Purchases of Equity Securities

During the year ended December 31, 2008, the Company did not purchase any shares of its equity securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

Securities Authorized for Issuance Under Equity Compensation Plans

In June 2007, we issued to each of our five independent directors 200 shares of restricted common stock pursuant to the terms of the restricted stock grant in our Amended Nonqualified Stock Option and Incentive Award Plan (the "Amended Plan"). One half of the restricted stock granted to each of these directors vested as of the date of grant and the second half vested in June 2008. The issuance of these 1,000 shares was not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(2) thereof. As of December 31, 2008, we have granted an aggregate of 4,000 shares of restricted stock and 2,805 deferred stock units to our independent directors.

In April 2007, certain of our officers and employees of an affiliate of the manager were awarded 12,450 restricted shares of common stock pursuant to the terms of the restricted stock agreement in our Nonqualified Stock Option and Incentive Awards plan (the "Plan"). These shares are subject, in each case, to vesting over three years. 50% of these shares vest ratably over three years, subject to continued employment with affiliates of our Manager. The remaining 50% of these shares vest subject to continued employment with affiliates of our Manager and graded vesting commencing in March 2008 based on achievement of certain market conditions. As of December 31, 2008, 300 of these restricted shares had been forfeited and 2,025 have vested.

In July 2007, we granted 1,250 shares of restricted stock to an employee of an affiliate of our manager. As of December 31, 2008, 417 of these shares have vested.

In May 2006, we granted Mark Weiss, our president, 6,000 restricted shares of common stock and 15,000 stock options on our common stock under the Plan. With respect to the restricted shares of common stock, 50% of these shares vest ratably over five years, subject to continued employment with affiliates of our manager. The remaining 50% of these shares vest subject to continued employment with affiliates of our manager and graded vesting commencing in June 2009 based on achievement of certain conditions. As of December 31, 2008, 1,200 of these shares had vested. The issuance of these 6,000 shares was not registered under the Securities Act in reliance on the exemption from registration provided by Section 4(2) thereof.

The following table sets forth our securities available for future issuance under our equity compensation plans as of December 31, 2008:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders :			
The Plan	15,000	$177.50	—
The Amended Plan	2,805	N/A	131,465
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	15,000	$177.50	131,465

As of December 31, 2008, we had a total of 2,590,104 shares of common stock issued and outstanding adjusted for the effect of the February 2009 reverse stock split, and as of March 27, 2009 have 4,987,994 shares of common stock issued and outstanding adjusted for both the stock dividend and reverse stock split as outlined in the table below.

Shares at December 31, 2008	25,901,035
Shares adjusted for February 2009 reverse stock split	2,590,104
Additional shares of existing common stock issued as a result of the 2008 year end stock dividend on January 30, 2009	23,978,905
Shares adjusted for reverse stock split	2,397,891
Adjusted diluted shares of existing common stock outstanding (non-GAAP)	4,987,994

Performance Graph

Set forth below is a line graph comparing the cumulative total stockholder return on shares of our Common Stock with the cumulative total return of the SNL Finance REIT Index and the Russell 2000 Stock Index. The period shown commences on July 15, 2005, the date that our Common Stock was registered under Section 12 of the Securities Exchange Act of 1934, and ends on December 31, 2008, the end of our last fiscal year. The graph assumes an investment of $100 on July 15, 2005 and the reinvestment of any dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance. The information included in the graph and table below was obtained from SNL Financial LC, Charlottesville, Va.© 2009.



Total Return Performance
JER Investors Trust Inc.
Russell 2000
SNL Finance REIT
Index Value
160
140
120
100
80
60
40
20
0
7/15/05
12/31/05
12/31/06
12/31/07
12/31/08

In accordance with the rules of the SEC, this section entitled "Performance Graph" shall not be incorporated by reference into any of our future filings under the Securities Act or the Exchange Act, and shall not be deemed to be soliciting material or to be filed under the Securities Act or the Exchange Act.

ITEM 6. SELECTED FINANCIAL DATA (in thousands, except per share data)

The information presented below is only a summary and does not provide all the information contained in our historical consolidated financial statements and related notes. You should read it in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements, including the related notes included elsewhere in this report.

	For the Year Ended December 31,				For the Period from Inception (April 19, 2004) Through December 31,
	2008	2007	2006	2005	2004
Consolidated Income Statement Data:					
Total revenue	$ 108,117	$ 134,641	$ 74,010	$ 36,418	$ 3,540
Expenses:					
Interest expense	52,989	75,984	26,662	5,926	—
Management fees, affiliate	6,725	7,331	7,631	5,604	1,864
General and administrative	7,037	7,648	7,262	4,512	7,575
Incentive fees, affiliate	—	826	—	—	—
Depreciation and amortization of real estate assets	—	1,128	23	—	—
Total expenses	66,751	92,917	41,578	16,042	9,439
Other gains (losses)					
Unrealized loss on financial assets financed with CDOs	(454,232)	—	—	—	
Unrealized gain, net, on CDO related financial liabilities	438,046	—	—	—	—
Loss on interest rate swaps	(17,238)	—	—	—	—
Loss on impairment of CMBS	(163,017)	(4,434)	(719)	—	—
Unrealized gain (loss), net, on real estate loans held for sale	13,866	(13,866)	—	—	—
Unrealized gain (loss) on non-CDO interest rate swaps	(13,516)	—	—	—	—
Unrealized loss due to hedge ineffectiveness	—	(361)	—	5	—
Loss on sale of real estate loans held for sale	(92,541)	—	—	(821)	—
Loss on termination of non-CDO related interest rate swaps	(6,885)	—	—	—	—
Total other gains (losses)	(295,517)	(18,661)	(719)	(816)	—
Net (loss) income	$(254,151)	$ 23,063	$ 31,713	$ 19,560	$ (5,899)
(Losses) earnings per share:					
Basic	$ (98.75)	$ 8.97	$ 12.35	$ 10.79	$ (6.20)
Diluted	$ (98.75)	$ 8.97	$ 12.34	$ 10.79	$ (6.20)
Weighted average number of common shares outstanding:					
Basic	2,574	2,570	2,569	1,812	951
Diluted	2,576	2,572	2,570	1,812	951
Other Data:					
Dividends declared per common share	$ 17.80	$ 24.40	$ 18.10	$ 6.33	$ —

	As of December 31,				
	2008	2007	2006	2005	2004
Selected Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 8,357	$ 87,556	$ 143,443	$151,706	$ 1,177
Restricted cash	1,149	6,687	83,085	108	—
CMBS financed by CDOs, at fair value	180,210	562,056	747,087	304,984	—
CMBS not financed by CDOs, at fair value	42,432	155,384	43,116	111,880	167,070
Real estate loans, held for investment, at fair value at December 31, 2008 and amortized cost at December 31, 2007, 2006, 2005 and 2004, respectively	189,980	274,734	287,845	81,696	29,865
Real estate loans, held for sale, at lower of cost or fair value	—	221,599	—	—	—
Real estate assets, net	—	—	38,740	—	—
Investment in unconsolidated joint ventures	843	40,764	—	—	—
Total assets	434,801	1,376,181	1,367,961	659,176	199,679
Dividends payable	2,274	28,391	18,523	8,477	—
CDO notes payable, at fair value at December 31, 2008; face amount at December 31, 2007, 2006, 2005 and 2004, respectively	211,695	974,578	974,578	266,255	—
Repurchase agreements	16,108	261,864	—	—	39,200
Junior subordinated debentures	61,860	61,860	—	—	—
Total liabilities	388,438	1,365,383	997,980	278,606	40,890
Stockholders' equity	46,363	10,798	369,981	380,570	158,789

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the consolidated financial statements and notes included herein. Amounts are presented in thousands except for share and per share data and as otherwise noted.

General

JER Investors Trust Inc. is a specialty finance company organized by J.E. Robert Company primarily to originate and acquire real estate debt securities and loans and fee interests in net leased real estate assets. We were formed in April 2004 and we completed our initial public offering in July 2005. We are externally managed and advised by JER Commercial Debt Advisors LLC (our "manager"), an affiliate of J.E. Robert Company. J.E. Robert Company and its affiliates is a real estate investment management firm. We capitalize on the knowledge and substantial resources of J.E. Robert Company and its affiliates attempt to take advantage of commercial real estate structured finance products. We invest primarily in loans and debt securities that we believe will yield high risk-adjusted returns. Our target investments include commercial real estate structured finance products such as commercial mortgage backed securities (commonly known as CMBS), mezzanine loans and B-Note participations in mortgage loans, as well as whole commercial mortgage loans, loans to real estate companies, preferred equity, and net leased real estate. Although we have not to date, we may also invest in single-family residential mortgages and related securities. We pursue a selective investment strategy, targeting specific transactions based on an analysis of debt structure and taking into account the underlying real estate and borrower credit risk. We are organized and conduct our operations in a manner intended to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

J.E. Robert Company was founded in 1981 to provide expertise to public and private financial institutions in resolving real estate loan workout situations. Since its founding, the firm has been active in numerous facets of the commercial real estate debt markets, including sourcing, due diligence, valuation, acquisition, asset management and disposition. J.E. Robert Company primarily conducts its real estate investment management activities on a global basis through a series of private equity funds, which we refer to as the JER Funds.

We are organized and conduct our operations to qualify as a REIT for Federal income tax purposes. As a REIT, among other restrictions and limitations, we will generally not be subject to Federal income tax on that portion of our income that is distributed to stockholders if we distribute at least 90% of our REIT taxable income to our stockholders by the due date of our federal income tax return and comply with various other requirements.

Trends

During the second half of 2007 and continuing through the first quarter of 2009, severe credit and liquidity issues in the subprime residential lending and single family housing sectors negatively impacted the asset-backed and corporate fixed income markets, as well as the equity securities of financial institutions, homebuilders and real estate companies. As the severity of residential sector issues increased, nearly all securities markets experienced decreased liquidity and greater risk premiums as concerns about the outlook for the U.S. and world economies increased. These concerns continue and risk premiums in many capital markets remain at or near all-time highs with liquidity extremely low compared to historical standards or virtually non-existent. As a result, many commercial real estate finance and financial services industry participants, including us, have reduced or eliminated new investment activity until the capital markets become more stable, the macroeconomic outlook becomes clearer and market liquidity increases. In this environment, we are focused on actively managing credit risk and maintaining liquidity to the extent possible, however, current market conditions make it extremely difficult and challenging.

The value of our real estate securities and loans are influenced by changes in spreads, which measure the yield demanded by the market on securities and loans relative to a specific benchmark, generally a risk free rate of return for a comparable term. Credit spreads applicable to our targeted investments will periodically fluctuate based on changes in supply and demand, the availability of financing for such investments and other market factors. We expect demand to vary based on investor perception of the associated credit risk in current underwriting practices, the ratings provided by the rating agencies, the availability and terms of financing for such investments and investor assessment of the current and future real estate market fundamentals. Demand may be further influenced by investor expectations regarding the ability to finance these assets, currently or in the future.

Going Concern: Our independent registered public accounting firm, Ernst & Young LLP, has concluded that substantial doubt exists about our ability to continue as a going concern, and has included an explanatory paragraph to describe this uncertainty in its unqualified audit report on our December 31, 2008 consolidated financial statements included in this Annual Report on Form 10-K. Our unrestricted cash balance as of March 27, 2009 was $4.0 million and our repurchase agreement borrowings were $13.4 million. Our repurchase agreement requires us to repay principal of $0.8 million per month through November 2009 with the remaining balance of $7.4 million due in December 2009. In February 2009, we were notified that $2.2 million of cash flow from CDO II that would otherwise be paid to us as holders of junior notes payable and preferred shares of CDO II, would be redirected to pay down principal on senior notes payable of CDO II as a result of CDO II failing to satisfy certain over-collateralization coverage tests due primarily to recent rating agency downgrades on certain CMBS investments that serve as collateral for CDO II. We received approximately $28 million of net cash flow from CDO II in 2008. The conditions described above led to the substantial doubt regarding the Company's ability to continues as a going concern.

We did not include any adjustments to the consolidated financial statements included in this Annual Report on Form 10-K to reflect the possible future effects that may result from the uncertainty of our ability to continue as a going concern because we believe that we can continue to generate cash basis operating income in excess of operating expenses, and that we have adequate liquidity to continue to fund our operations and the interest payments on our borrowing arrangements. However, we may not have sufficient liquidity to fund unexpected margin calls or to repay principal debt amortization and maturities due later in calendar year 2009. In response, we have undertaken or expect to commence the following efforts:

- Discontinuing payment of quarterly dividends and replacing it with payment of an annual dividend to the extent required to satisfy REIT dividend requirements. In addition, to the extent we are required to make a dividend payment with respect to 2009, we may elect to pay up to 90% of such dividends in stock in accordance with Internal Revenue Service ("IRS") Revenue Procedure 2008-68.
- We expect to reduce operating costs, primarily our general and administrative costs including possible modifications to our management agreement;
- We will seek to restructure terms of our recourse indebtedness including extension of scheduled maturity dates and/or modification of near-term interest payment requirements; and
- If necessary, pursue sales of selected assets. However, the market for selling the assets we currently own is extremely limited to nonexistent.

No assurance can be given that we will be successful in achieving any of these steps collectively or individually. Should our repurchase agreement lender demand immediate repayment of all of our obligations, we will likely be unable to pay such obligations absent asset sales. In such event, we may have to recapitalize, refinance our obligations, sell some or all of our assets at prices below current estimated fair value or seek to reorganize under Chapter 11 of the United States Bankruptcy Code.

Credit Market, Spreads and Valuation: The credit markets have experienced a severe dislocation beginning in the second half of 2007 and continuing and accelerating in 2008. This has resulted in significant spread widening on virtually all credit and structured finance products which has caused de-leveraging throughout the financial services sector as a whole and, in particular, the commercial real estate market. The spread widening has a direct inverse relationship with valuations of our investments so as spreads increase, valuations decline. The impact has been greater on the longer-term fixed rate assets as the duration of these assets is longer than shorter term floating rate assets. An example of this spread widening is evidenced by trends in the CMBS market.

Beginning in the second half of 2007 and continuing through 2008, the Company has seen a significant widening of credit spreads in both the subordinate CMBS market which includes bonds rated BB+ through NR classes, and in the investment grade tranches of BBB- and above. In 2008, new issue CMBS volume has been a small fraction of the amount of issuance in 2006 and 2007. Credit spreads on recent secondary market trades, which have also been very limited, for typical BBB- CMBS bonds, are estimated to exceed 5,000 basis points as of December 31, 2008 compared to approximately 900 basis points as of December 31, 2007 and approximately 95 basis points as of December 31, 2006. Additionally, the Company has seen significant widening of credit spreads on real estate loans, including B-Notes, mezzanine loans and whole loans.

This credit market dislocation has had a substantial effect on market participants. These disruptions have led to, among other things, a significant decline in the fair value of many mortgage related investment securities, as well as a significant contraction in short-term and long-term funding sources. As a result, many investment vehicles indicate difficulty valuing certain of their holdings and/or obtaining sustainable long-term sources of capital to adequately finance their businesses. As a result, we cannot predict further changes in the market value of collateral and potential margin call requirements, if any under our repurchase agreement facilities.

Since September 30, 2008, we have seen a significant increase in CMBS loan collateral entering our CMBS special servicing portfolio. The CMBS special servicing portfolio balance was $303.5 million, $713.5 million and $1.2 billion at September 30, 2008, December 31, 2008 and March 27, 2009, respectively. Due to the continued tightening of credit, declining real estate values, worsening macro-economic environment, in conjunction with the significant increase in our CMBS special servicing portfolio, we increased our loan loss projections associated with the real estate loan collateral underlying our "first-loss" CMBS portfolio, which represented approximately 3,500 loans with an unpaid principal balance of approximately $48 billion at December 31, 2008. As of December 31, 2008, we increased projected future loan losses from $862.7 million to $964.1 million. In addition, we accelerated the projected timing of these losses, with most of the loss increase projected to occur in 2009 and 2010. This increase in loss projections results in lower projected future cash flows from our "first-loss" CMBS investments, and, in part, caused us to recognize a $33.3 million impairment charge during the three months ended December 31, 2008. Such loss reserves may be increased in the future in the event that collateral performance and macroeconomic conditions deteriorate.

CMBS and Other Debt Issuance: In 2008, US CMBS transactions totaling approximately $12.1 billion were priced. This compares to total US CMBS issuances during the 2007 of approximately $230.2 billion. This decrease is a direct result of the dramatic slowdown in the pace of lending by CMBS originators. In fact, given that virtually no new loans have been originated for securitization in the last four to six months, we don't anticipate any significant new issue CMBS securitization activity until the second half of 2009, at the earliest.

The slow down in originations has also resulted in a substantial reduction of new opportunities in the mezzanine, B-note mortgage loan, bridge loan, preferred equity and non-investment grade CMBS markets. As originations at traditional high leverage lenders and the volume of real estate transactions generally have each continued to decline, new investment opportunities in this sector have been reduced accordingly. We believe market supply will not increase significantly until stability in the real estate lending market returns.

Competition: Recently, as a result of volatile market conditions, we have seen competitors leave the market and other competitors enter the market. In the short to medium term, we expect market participants to be impacted by continued market volatility. Over the long-term, we expect to face increased competition for our targeted investments. However, over the long-term, we believe borrowers need a full range of financing options to make acquisitions, particularly on larger assets where substantial equity commitments are required.

Financing Environment: Primarily as a result of spread widening, we and other market participants have experienced significant margin call activity on our repurchase agreement facilities based upon fair market value determinations of the underlying collateral. Concurrent with decreases in value, the availability of short to medium-term financing has become extremely limited. This reduction in availability of financing has been compounded by the elimination of several key lenders in the market through the much publicized mergers, bankruptcies, conservertorships and liquidations in the financial services sector.

From a long-term debt perspective, the ability to leverage our assets or potential assets through offerings of commercial real estate debt obligations ("CRE CDO") is effectively non-existent. The current state of the CMBS and CRE CDO markets could have a negative impact on our leveraged returns and our ability to successfully match-fund liabilities associated with our investments.

Issuances of Common Stock

All share and per share amounts have been restated to reflect the 1-for-10 reverse stock split effected by us on February 20, 2009. In June 2004, we sold 1,150,000 shares of common stock in a private placement offering for net proceeds of approximately $160.1 million. Additionally, we issued 33,500 shares of common stock to our manager and an aggregate of 600 shares of restricted common stock to our independent directors pursuant to our Nonqualified Stock Option and Incentive Plan (the "Plan") at the time of the closing of the private placement. In July 2004, when James Kimsey and Frank Caufield joined our Board of Directors, we issued each of them 2,000 additional shares of restricted common stock pursuant to the Plan.

In July 2005, the Securities and Exchange Commission ("SEC") declared effective our registration statement on Form S-11 (No. 333-122802) (the "Registration Statement") relating to (a) our initial public offering (the "IPO") of up to 1,383,203 shares of common stock, including 183,203 shares of common stock pursuant to an over-allotment option granted to the underwriters and (b) the offering by selling stockholders of 21,350 shares of common stock through the underwriters. On July 19, 2005, we issued a total of 1,200,000 shares of common stock in the IPO, at a price to the public of $177.50 per share. We did not receive any proceeds from the sale by the selling stockholders of 21,350 shares of common stock, at a price to the public of $177.50 per share.

In August 2005, the underwriters exercised their option to purchase an additional 183,203 shares of common stock at $177.50 to cover over-allotments. The net proceeds to us on the sale of 1,200,000 shares in the IPO and the 183,203 pursuant to the over-allotment option was $226.4 million after deducting the underwriting discount and offering expenses. The net proceeds of the IPO were primarily used to pay down indebtedness.

During 2007, we granted 13,700 shares of restricted stock to certain officers and employees of an affiliate of our manager, of which 300 shares have been forfeited. In May 2006, we granted Mark Weiss, our president, 6,000 shares of restricted stock and 15,000 stock options on our common stock. As of December 31, 2008, we had granted an aggregate of 4,000 shares of restricted stock and 2,805 shares of deferred stock units to our current and former independent directors.

On December 16, 2008, we declared a dividend of $8.80 for the three months ended December 31, 2008 to be paid on January 30, 2009. Pursuant to the prospectus supplement, shareholders had the option of electing either cash or stock with total cash payments not to exceed $2.3 million. As a result of shareholder elections, we paid shareholders $2.3 million and issued 23,978,905 shares of common stock on January 30, 2009. On February 13, 2009, we declared a 1-for-10 reverse stock split which was effective February 20, 2009. As of December 31, 2008, we had a total of 2,590,104 shares of common stock issued and outstanding adjusted for the affect of the February 2009 reverse stock split, and as of March 27, 2009 there were 4,987,994 shares of common stock issued and outstanding adjusted for both the stock dividend and reverse stock split as outlined in the table below.

Shares at December 31, 2008	25,901,035
Shares adjusted for February 2009 reverse stock split	2,590,104
Additional shares of existing common stock issued as a result of the 2008 year end stock dividend on January 30, 2009	23,978,905
Shares adjusted for reverse stock split	2,397,891
Adjusted diluted shares of existing common stock outstanding (non-GAAP)	4,987,994

On March 26, 2009, we received written notice from the NYSE that we were not in compliance with the NYSE's continued listing standards applicable to us requiring that we maintain a 30-day trailing average global equity market capitalization of at least $15.0 million (this standard has temporarily been lowered from $25.0 million through June 30, 2009). The NYSE will permanently suspend trading of our common stock prior to the market open on April 1, 2009. As of April 1, 2009, the trading of the Company's common stock will occur on the over-the-counter, or OTC, market.

Critical Accounting Policies

Our most critical accounting policies relate to investment consolidation, revenue recognition, securities valuation and impairment, loan loss provisions, derivative accounting and income taxes. Each of these items involves estimates that require management to make judgments that are subjective in nature. We rely on J.E. Robert Company and its affiliates' experience and analysis of historical and current market data in order to arrive at what we believe to be reasonable estimates. Under different conditions, we could report materially different amounts using these critical accounting policies.

Going Concern: A fundamental principle of the preparation of financial statements in accordance with GAAP is the assumption that an entity will continue in existence as a going concern, which contemplates continuity of operations and the realization of assets and settlement of liabilities occurring in the ordinary course of business. This principle is applicable to all entities except for entities in liquidation or entities for which liquidation appears imminent. In accordance with this requirement, our policy is to prepare our consolidated financial statements on a going concern basis unless we intend to liquidate our assets or have no other alternative but to liquidate our assets. As a result of our current available cash, the redirection of cash flow from CDO II, and the December 2009 maturity of our JPMorgan repurchase agreement facility, there is substantial doubt about our ability to continue as a going concern. While we have prepared our consolidated financial statements on a going concern basis, if we are unable to successfully extend the maturity date of our repurchase agreement borrowings, reduce operating expenses, sell assets or receive additional funding, our ability to continue as a going concern may be impacted. Therefore, we may not be able to realize our assets and settle our liabilities in the ordinary course of business. Our consolidated financial statements included in this Form 10-K do not reflect any adjustments that might specifically result from the outcome of this uncertainty.

Investment Consolidation. For each investment we make, we evaluate the underlying entity that issued the securities we acquired or to which we made a loan in order to determine the appropriate accounting. We refer to guidance in SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, and FIN 46(R), *Consolidation of Variable Interest Entities*, in performing our analysis. FIN 46(R) addresses the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which voting rights are not effective in identifying an investor with a controlling financial interest. An entity is considered a variable interest entity ("VIE") and subject to consolidation under FIN 46(R) if the investors either do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support, are unable to direct the entity's activities, or are not exposed to the entity's losses or entitled to its residual returns. Variable interest entities within the scope of FIN 46(R) are required to be consolidated by their primary beneficiary. The primary beneficiary of a variable interest entity is determined to be the party that absorbs a majority of the entity's expected losses, its expected returns, or both.

Our ownership of the subordinated classes of CMBS from a single issuer gives us the right to control the foreclosure/workout process on the underlying loans ("Controlling Class CMBS"). FIN 46(R) has certain scope exceptions, one of which provides that an enterprise that holds a variable interest in a qualifying special-purpose entity ("QSPE") does not consolidate that entity unless that enterprise has the unilateral ability to cause the entity to liquidate. SFAS No. 140 provides the requirements for an entity to be considered a QSPE. To maintain the QSPE exception, the trust must continue to meet the QSPE criteria both initially and in subsequent periods. A trust's QSPE status can be impacted in future periods by activities of its transferor(s) or other involved parties, including the manner in which certain servicing activities are performed. To the extent our CMBS investments were issued by a trust that meets the requirements to be considered a QSPE, we record the investments at the purchase price paid. To the extent the underlying trusts are not QSPEs, we follow the guidance set forth in FIN 46(R) as the trusts would be considered VIEs.

We have analyzed the governing pooling and servicing agreements for each of our subordinated class CMBS investments and believe the terms are consistent with industry standards and the QSPE criteria. However, there is uncertainty with respect to QSPE treatment due to ongoing review by accounting standard setters, potential actions by various parties involved with the QSPE, as discussed above, as well as varying and evolving interpretations of the QSPE criteria under SFAS No. 140. Future guidance from the standard setters may require us to consolidate CMBS trusts in which we have invested. In September 2008, the FASB issued exposure drafts which could amend FIN 46(R) and SFAS No. 140. The current exposure drafts contemplate the removal of the QSPE scope exception. We will closely monitor any developments in this area and assess the impact of any such amendments to our financial statements.

The non-investment grade and unrated tranches of the CMBS owned by us provide credit support to the more senior classes of the related securitizations. Cash flow from the underlying mortgages is generally allocated first to the senior tranches, with the most senior tranches having a priority right to the cash flow. Any remaining cash flow is allocated, generally, among the other tranches in order of their relative seniority. To the extent there are defaults and unrecoverable losses on the underlying mortgages resulting in reduced cash flows, the remaining unrated and lowest rated CMBS classes will bear such losses in order of their relative subordination.

The table below details information about our CMBS investments, including the purchase date, the face amount of the total CMBS issuance, the original and current face amounts of our CMBS investments, and the amortized cost of our CMBS investments as of December 31, 2008 and 2007, respectively:

CMBS Trust	Investment Date	Total Face Amount of CMBS Issuance	Original Face Amount of Investment	Current Face Amount of Investment	Amortized Cost(1) as of December 31, 2008	Amortized Cost(1) as of December 31, 2007
MACH One 2004-1	July 2004	$ 643,261	$ 50,637	$ 47,897	$ 5,191	$ 19,672
CSFB 1998-C1(2)	August 2004	2,482,942	12,500	12,500	4,256	9,565
CSFB 2004-C4	November 2004	1,138,077	52,976	43,098	6,580	22,575
MLMT 2004-BPC1	November 2004	1,242,650	76,986	48,547	9,251	26,174
JPMCC 2004-C3	December 2004	1,517,410	81,561	63,154	11,248	35,800
JPMCC 2005-CIBC11	March 2005	1,800,969	70,035	64,914	8,942	33,761
BACM 2005-1	April 2005	2,322,091	84,663	72,163	13,621	41,630
LB UBS 2005-C2(2)	April 2005	1,942,131	7,000	4,500	1,752	4,328
CSFB 2005-C2	May 2005	1,614,084	82,261	65,697	3,128	37,695
LB UBS 2005-C3	June 2005	2,060,632	39,335	39,335	2,917	17,626
JPMCC 2005-CIBC12	July 2005	2,167,039	70,429	70,405	5,289	33,793
JPMCC 2005-LDP4	September 2005	2,677,075	90,352	90,352	10,428	48,731
MSCI 2005-IQ10	October 2005	1,546,863	55,274	55,274	6,883	30,694
MLMT 2005 CK11	December 2005	3,073,749	96,066	96,066	11,754	51,689
MSC 2006 HQ8	March 2006	2,731,231	105,707	105,707	13,315	62,181
JPMCC 2006-CIBC15	June 2006	2,118,303	71,493	71,493	5,829	37,436
CGCMT 2006-C4	June 2006	2,263,536	84,395	84,395	10,974	50,759
MSCI 2006- HQ9	August 2006	2,565,238	81,338	81,338	10,399	48,577
MLMT 2006-C2	August 2006	1,542,697	60,067	60,067	9,951	38,249
JPMCC 2006- LDP8	September 2006	3,066,028	107,158	107,158	15,279	64,231
CD 2006-CD3	October 2006	3,571,361	110,713	110,713	11,513	62,616
MSCI 2007- HQ11	February 2007	2,417,647	89,530	88,895	11,109	58,401
GCCFC 2007- GG9(2)	March 2007	6,575,924	34,167	34,167	6,185	31,061
JPMCC 2007- LDP10	March 2007	5,331,517	151,616	151,616	15,643	85,343
WAMU 2007- SL3(2)	June 2007	1,284,473	6,500	6,500	1,465	5,746
JPMCC 2007- LDP12	August 2007	2,310,556	81,402	81,402	7,845	39,554
Total		$62,007,484	$1,854,161	$1,757,353	$220,747	$997,887

(1) The decline in amortized cost from December 31, 2007 to December 31, 2008 is due primarily the recognition of previously unrealized losses and other than temporary impairment of $769.9 million during the year ended December 31, 2008, which included $280.5 million of unrealized losses at January 1, 2008 upon the adoption of SFAS No. 159.

(2) Represents an investment where we have only invested in the classes that are senior to "first-loss" CMBS bonds issued by the trust.

Our maximum carrying value exposure to loss as a result of our investment in these securities totaled $220.7 million and $997.9 million as of December 31, 2008 and 2007, respectively. However, we have reduced our maximum economic loss exposure through the use of non-recourse and partial recourse financing vehicles for these investments.

The financing structures we offer to our borrowers on certain of our loans involve the creation of entities that could be deemed VIEs and, therefore, could be subject to FIN 46(R). We have evaluated these entities and have concluded that none of them are VIEs that are subject to consolidation under FIN 46(R).

In November 2005 and October 2006, we issued two CDOs through wholly owned subsidiaries as more fully discussed in *Liquidity and Capital Resources*. The Company has accounted for transactions as financings and the anticipated variability of each CDO's results are absorbed by the Company as the holder of the non-investment grade notes. The Company concluded that consolidation of both CDOs is required as a consequence of this exposure.

In April 2007, we created a trust subsidiary for the purpose of issuing trust preferred securities. The trust is considered a VIE under FIN 46(R) and it was determined that we are not the primary beneficiary of the trust as we do not hold a variable interest in the trust. Accordingly, the trust is accounted for using the equity method of accounting. See *Liquidity and Capital Resources- Junior Subordinated Debentures* for additional information.

In October 2007, we sold a 50% interest in the entity that owns all twelve of our net leased real estate assets, forming a joint venture with an unrelated third party. The joint venture was not considered a VIE under FIN 46(R) and we accounted for our investment in the joint venture under the equity method of accounting. In April 2008, the Company sold its remaining 50% interest in the joint venture for $39.4 million which approximated cost basis.

In December 2007, we entered into an agreement to invest up to $10.0 million into a fund, defined as the JER US Debt Co-Investment Vehicle, L.P. (the "US Debt Fund"), established to buy loans secured, directly or indirectly, by commercial real estate, including B-Notes, mezzanine loans and whole mortgage loans, and also in preferred equity, CMBS and CMBS-related products such as CMBX and credit default swaps. Excluded investments for the US Debt Fund include non-performing loans, fee-simple ownership interests in real estate, single family residential mortgages and related securities (sub-prime, conforming, jumbo or Alt-A), whole loans originated directly by us or an affiliate of our Manager and net leased real estate assets. The US Debt Fund is not considered a VIE under FIN 46(R). Accordingly, the US Debt Fund is accounted for using the equity method of accounting. As of December 31, 2008 and 2007, we had invested $3.4 million and $1.2 million, respectively, in the US Debt Fund.

Although the entity that owns the net leased real estate assets and the US Debt Fund are not VIE's under FIN 46(R), we determined that these entities should not be consolidated under EITF 04-5 given the rights afforded to the other partners in those entities.

We determine if our real estate loans should be accounted for as loans, real estate investments or equity method joint ventures in accordance with AICPA Practice Bulletin No. 1 on acquisition, development or construction ("ADC") arrangements. To date, we have accounted for all of our arrangements as loans based on the guidance set forth in the Practice Bulletin.

We acquire participating interests in commercial real estate first mortgage loans and mezzanine loans. When we initially invest in loan participations, they are evaluated under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, to determine whether the participation interest meets the definition of a debt security. To the extent a given loan participation meets the definition of a debt security, the participation will be accounted for according to the guidance in SFAS No. 115. Those loan participations that do not meet the definition of a debt security are accounted for as loans, and are initially recorded at the purchase price, which is generally at or near par value, and are carried on the balance sheet at amortized cost. To date, the Company has determined that none of the participation interests acquired met the definition of a debt security. See additional information regarding loan accounting and revenue recognition below under *Revenue Recognition*.

In accordance with SFAS No. 65, *Accounting for Certain Mortgage Banking Activities*, real estate loans that may sell for general corporate liquidity purposes are classified as loans held for sale. Real estate loans available for sale are carried at the lower of cost or market value, on an individual loan basis, using available market information obtained through consultation with dealers or other originators of such investments.

Fair Value Election. We adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,* on January 1, 2008 and elected, the fair value option ("FVO") for all financial assets and liabilities related to our CDO I and CDO II financings. We have not elected the FVO for any financial assets or liabilities acquired during 2008, but may elect the elect the FVO for future acquisitions and financings. The assets and liabilities include:

- CMBS investments pledged as collateral for CDOs
- Real estate loans pledged as collateral for CDOs, which currently represents real estate loans held for investment
- CDO notes payable
- CDO related interest rate swaps

Upon adoption of SFAS No. 159 on January 1, 2008, all assets and liabilities for which the FVO was elected were marked to fair value with the adjustment recorded to beginning cumulative earnings as of the election date. For CMBS assets and interest rate swaps, the amounts accumulated in other comprehensive income as of January 1, 2008 were reclassified to beginning cumulative earnings. Additionally, as a result of electing the FVO for our CDO notes payable, the related unamortized deferred financing fees were charged against cumulative earnings as of January 1, 2008.

Fair Value Measurements—The use of fair value to measure many of our financial assets and liabilities, with certain changes in fair value reported in the consolidated statement of operations and/or shareholders equity, is one of our most critical accounting policies. Specifically, we carry our CMBS, real estate loans held for sale and investment, interest rate swap agreements and CDO notes payable at fair value on either a recurring or non-recurring basis with unrealized fair value changes reported either in earnings or accumulated other comprehensive income (loss) depending on the nature of the asset or liability and its related accounting treatment. In determining the appropriate fair value measurement for each of our assets and liabilities, we apply the provisions of SFAS No. 157, *Fair Value Measurements,* which we adopted effective January 1, 2008.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants.

SFAS No. 157 establishes a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value. The hierarchy prioritizes observable data from active markets, placing measurements using those inputs in Level 1 of the fair value hierarchy, and gives the lowest priority to unobservable inputs and classifies these as Level 3 measurements. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

- Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;
- Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable either directly or indirectly;
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measurement. Therefore, even when market assumptions are not readily available, management's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

In accordance with SFAS No. 157, it is our policy to maximize the use of observable market based inputs to value our financial instruments carried at fair value on a recurring basis or to determine whether an adjustment to fair value is needed for assets carried at fair value on a non-recurring basis. All of our financial instruments carried at fair value, whether on a recurring or non-recurring basis, are valued using internal assumptions or non-binding indicative dealer quotes which are recently based on very limited observable trading activity and are therefore classified as Level 3 within the SFAS No. 157 hierarchy. All of our assets and liabilities carried at fair value have been designated as Level 3, in part, due to the lack of observable market data. In considering whether observable market data existed, we considered whether the markets for our assets and liabilities were illiquid. In general, we consider a market to be illiquid primarily due to the significant decrease or nonexistence of new issue CMBS securitizations and limited secondary market trading activity in CMBS bonds rated BBB- or lower.

The estimations of fair values reflect our best judgments regarding the appropriate valuation methods and assumptions that market participants would use in determining fair value. The selection of a method to estimate fair value for each type of financial instrument depends on the reliability and availability of relevant market data. The amount of judgment involved in estimating the fair value of a financial instrument is affected by a number of factors, such as the type of instrument, the liquidity of the markets for the instrument and the contractual characteristics of the instrument. Judgments in these cases include, but are not limited to:

- Selection of third-party market data sources;
- Evaluation of the expected reliability of the estimate; and,
- Selection of proxy instruments, as necessary.

For financial instruments that are actively traded in the marketplace or whose values are based on readily available market value data and therefore fall within either Level 1 or Level 2 within the SFAS No. 157 hierarchy, little, if any, subjectivity is applied when determining the instrument's fair value. Whether a financial instrument is classified as Level 1 or Level 2 will depend largely on its similarity with other financial instruments in the marketplace and our ability to obtain corroborative data regarding whether the market in which the financial instrument trades is active. We did not classify any assets or liabilities as Level 1 or Level 2 as of December 31, 2008.

When observable market prices and data do not exist, significant management judgment is necessary to estimate fair value. In those cases, small changes in assumptions could result in significant changes in valuation. The financial instruments we hold that require the most complex judgments and assumptions relate to our CMBS investments, real estate loans, interest rate swaps and CDO notes payable all of which are classified as Level 3, and the fair value measurement process for each category of financial instrument is detailed below.

- CMBS investments are carried at fair value on a recurring basis—The fair value of CMBS investments is determined primarily by our internal valuation models which we compare to non-binding dealer quotes. In our internal valuation models, management employs a discounted cash flow model approach which utilizes prepayment and loss assumptions based upon historical experience, economic factors and forecasts and the characteristics of the underlying cash flows. We determine the applicable discount rates based on current credit spreads as reflected in information provided by issuers of the securities, comparable deals purchased or traded in the marketplace, if available, the CMBX indices and other derivative trading markets, rates of return required by other real estate debt and equity investment vehicles and market interest rates. The discount rates employed also consider the vintage and credit ratings of the bonds being valued. We have classified all CMBS investments as Level 3 assets as there are limited observable transactions related to these investments in the current market. As of December 31, 2008, we have valued our CMBS investments as follows:

	December 31, 2008 ($ in thousands)								
			Gross Unrealized			Weighted Average			
Security Description	**Face Amount**	**Amortized Cost**	**Gains**	**Losses**	**Estimated Fair Value**	**Coupon**	**Yield[3]**	**Term (yrs)**
CMBS not financed by CDOs[1]	$ 449,732	$ 41,590	$ 842	$—	$ 42,432	5.2%	43.3%	7.5
CMBS financed by CDO I[2]	418,748	76,886	—	—	76,886	4.9%	30.6%	8.7
CMBS financed by CDO II[2]	888,873	102,271	1,053	—	103,324	5.2%	36.9%	8.4
	$1,757,353	$220,747	$1,895	$—	$222,642	5.1%	35.6%	8.3

(1) Fair values of CMBS not financed by CDOs are based on SFAS No. 157 and accounted for as available for sale securities pursuant to SFAS No. 115 and EITF 99-20 and thereby subject to potential other than temporary impairment charges. As a result of recording other than temporary impairment charges during 2008, the amortized costs of these CMBS securities have been written down to their estimated fair value at December 31, 2008. Subsequent to December 31, 2008, unrealized gains/losses, if any, that are not other than temporary impairment will be included in other comprehensive income (loss).

(2) Fair values of CMBS financed by CDOs are based on SFAS No. 157 and accounted for using the fair value election pursuant to SFAS No. 159 as of January 1, 2008 and are not subject to other than temporary impairment charges as changes in fair value are recorded as a component of other gains (losses) in the consolidated statement of operations. During the year ended December 31, 2008, the Company recorded $606.8 million of reductions in the amortized cost basis of CMBS assets financed by CDOs pursuant to EITF 99-20 and SFAS No. 159.

(3) Yield is based on amortized cost.

The table below shows the impact on the fair value of our CMBS investments of increasing or decreasing the year-end 2008 weighted average discount rate on our combined portfolio cash flows from approximately 35% by the indicated amounts. These results are different than what would be achieved on a bond by bond calculation but provide general information on valuation sensitivities.

Basis Point (Decrease) Increase in Discount Rate	Estimated Increase (Decrease) in Fair Value of CMBS ($ in thousands)	Estimated Relative Increase (Decrease) in Fair Value of CMBS
(1,000)	$93,372	41.9%
(500)	39,376	17.7%
500	(29,495)	-13.2%
1,000	(52,149)	-23.4%

If we were to increase our year-end 2008 CMBS loss assumptions by 25% to 50% from our current base case loss estimates and keep the timing of the losses and the discount rate consistent with current estimates, the fair value of our CMBS investments would decrease by $28.7 million and $50.7 million, or 12.9% and 22.8%, respectively, from $222.6 million.

We do not believe sensitivities surrounding our prepayment assumption are material as the majority of the loans that serve as collateral for our CMBS investments do not provide for prepayment. Accordingly, we believe any changes to the prepayment assumptions would be immaterial to the estimated value.

We consider the following factors when determining other than temporary impairment for a security: (i) the length of time and the extent to which the market value has been less than the amortized cost, (ii) the underlying fundamentals of the relevant market, including indicators of credit deterioration, and the outlook for such market for the near future, and (iii) our intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in market value. We also follow the impairment guidance in FASB Staff Position (FSP) FAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and SEC Staff Accounting Bulletin No. 59 (SAB 59), Accounting for Noncurrent Marketable Equity Securities. In accordance with the applicable impairment literature, when the fair value of an available for sale security is less than its amortized cost for an extended period, we consider whether there is an other than temporary impairment in the value of the security. In the future, if our liquidity needs change, it may impact our ability and intent to hold certain investments. We have classified all CMBS investments as Level 3 assets as there are limited observable transactions related to these investments in the current market.

- Real estate loans—We use discounted cash flow models employing discount rates that are based on management's best estimate of market participant assumptions either to validate the quotes or estimated value in situations where lender quotes not received. We also consider non-binding indicative quotes from the lenders on repurchase agreements that are used as an input to the fair value of our real estate loans to the extent that such values are generally consistent with other market participant inputs received. We have classified all real estate loans as Level 3 assets as there are limited observable transactions related to these types of investments in the current market. As of December 31, 2008, we have valued our real estate loan investments as follows:

	As of December 31, 2008 ($ in thousands)					
Description	Unpaid Principal Balance	Amortized Cost	Carrying Value	Unrealized Gain/(Loss)	Weighted Average Effective Interest Rate Based on Amortized Cost	Range of Maturity Dates[2]
Real estate loans, held for investment[1]						
First mortgage loan participations	$ 47,077	$ 47,077	$ 28,555	$(18,522)	4.1%	February 2010 - February 2011[3]
Mezzanine loans	226,913	226,647	161,425	(65,222)	4.0%	May 2009 - November 2009
	$273,990	$273,724	$189,980	$(83,744)	4.0%	

[1] Carrying value based on fair value in accordance with SFAS No. 157.
[2] Loans have extension options which could extend maturity dates to November 2010 to June 2012.
[3] Reflects loan modification and extension completed subsequent to December 31, 2008.

The table below shows the impact on the fair value of our real estate loan investments of increasing or decreasing the year-end 2008 weighted average discount rate on our combined portfolio level cash flows from approximately 17% by the indicated amounts. These results are different than what would be achieved on a loan by loan calculation but provide general information on valuation sensitivities.

Basis Point (Decrease) Increase in Discount Rate	Estimated Increase (Decrease) in Fair Value of Real Estate Loans Held for Investment ($ in thousands)	Estimated Relative Increase (Decrease) in Fair Value of Real Estate Loans Held For Investment
(500)	$26,682	14.0%
(250)	12,862	6.8%
250	(11,975)	-6.3%
500	(23,126)	-12.2%

- Interest rate swap agreements—The fair value of our interest rate swap agreements is determined using market observable inputs such as a market based yield curve and other factors determined by management, such as the credit valuation adjustment related to our credit risk and the counterparty credit risk. We classify all interest rate swap agreements as Level 3 assets or liabilities due to the unobservable nature of the credit valuation adjustment, which may be significant to the valuation. The table below shows the components of the fair value of our interest rate swap agreements as of December 31, 2008 (in thousands).

Entity	Notional Balance at December 31, 2008	Clean Price	Credit Valuation Adjustment	Fair Value
CDO I	$109,977	$ (17,657)	$ 112	$(17,545)
CDO II	303,126	(49,971)	420	(49,551)
JER Investors Trust Inc.	—	(8,409)	4,873	(3,536)
JER Investors Trust Inc.	83,198	(13,963)	6,473	(7,490)
JER Investors Trust Inc.	40,000	(8,805)	2,596	(6,209)
JER Investors Trust Inc.	19,500	(4,001)	287	(3,714)
JER Investors Trust Inc.	40,000	(7,867)	3,928	(3,939)
	$595,801	$(110,673)	$18,689	$(91,984)

- CDO notes payable—The fair value of the CDO notes payable are determined primarily by our internal valuation models, which we compare with non-binding indicative quotes from third party broker/dealers familiar with the securities. We classify all CDO notes payable as Level 3 liabilities, as there are limited observable transactions related to these notes payable. As of December 31, 2008, we have valued our CDO I and CDO II notes payable liabilities as follows:

Bond Class	Outstanding Notes Payable at December 31, 2008	Fair Value of Notes Payable at December 31, 2008	Weighted Average Interest Rate	Weighted Average Life of Notes
CDO I[1]	$266,223	$ 60,789	3.7%	6.7
CDO II[2]	708,303	150,906	1.4%	7.3
Total	$974,526	$211,695	2.0%	7.1

(1) Represents $119.2 million of floating and $147.0 million of fixed rate notes with a weighted average interest rate of 0.9% and 6.0%, respectively.

(2) Represents $661.3 million of floating and $47.0 million of fixed rate notes with a weighted average interest rate of 1.1% and 5.8%, respectively.

The tables below show the impact on the fair value of our CDO I and CDO II notes payable of increasing or decreasing the year-end 2008 weighted average discount rate on our combined CDO level cash flows from approximately 31% by the indicated amounts. These results are different than what would be achieved on a note by note calculation but provide general information on valuation sensitivities.

CDO I

Basis Point (Decrease) Increase in Discount Rate	Estimated Increase (Decrease) in Fair Value of CDO I Notes Payable ($ in thousands)	Estimated Relative Increase (Decrease) in Fair Value of CDO I Notes Payable
(500)	$18,686	30.7%
(250)	8,456	13.9%
250	(7,032)	-11.6%
500	(12,915)	-21.2%

CDO II

Basis Point (Decrease) Increase in Discount Rate	Estimated Increase (Decrease) in Fair Value of CDO II Notes Payable ($ in thousands)	Estimated Relative Increase (Decrease) in Fair Value of CDO II Notes Payable
(500)	$31,209	20.7%
(250)	14,435	9.6%
250	(12,488)	-8.3%
500	(23,349)	-15.5%

Because of the inherent uncertainty of determining the fair value of assets and liabilities carried at fair value where there is no readily ascertainable market value, the fair values of the assets and liabilities may differ significantly from the values that would have been used had a ready market existed for the instruments, and the differences could be material.

As of December 31, 2008, of the financial assets and liabilities carried at fair value, all were classified as Level 3 under the valuation hierarchy outlined in SFAS No. 157.

Revenue Recognition. The most significant source of our revenue comes from interest income on our CMBS and real estate loan investments. Interest income on real estate loans and CMBS investments is recognized over the life of the investment using the effective interest method. Mortgage loans will generally be originated or purchased at or near par value and interest income will be recognized based on the contractual terms of the debt instrument. Any discounts or premiums on purchased loans and loan fees or acquisition costs on originated loans accounted for at cost will be deferred and recognized over the term of the loan as an adjustment to yield in accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring*

Loans and Initial Direct Costs of Leases. For loans accounted for at cost, any unamortized balance of purchased premiums or discounts and loan origination costs are included as a part of the cost basis of the asset. We have written off all premiums and discounts related to loans that are accounted for at fair value either due to our elections of SFAS No. 159 or our decision to hold loans as available for sale. As of December 31, 2008, we reflect all loans at fair value. Exit fees received from prepayments of loans are recognized in the current period and included in interest income. Interest income on CMBS is recognized by the effective interest method as required by EITF 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. Under EITF 99-20, management estimates, at the time of purchase, the future expected cash flows and determines the effective interest rate based on these estimated cash flows and our purchase prices. Subsequent to the purchase and on a quarterly basis, these estimated cash flows are updated and a revised yield is calculated based on the current amortized cost of the investment. In estimating these cash flows, there are a number of assumptions that are subject to uncertainties and contingencies. These include the rate and timing of principal payments (including prepayments, repurchases, defaults and liquidations), the pass through or coupon rate and interest rate fluctuations. In addition, interest payment shortfalls due to delinquencies on the underlying mortgage loans, and the timing of and magnitude of credit losses on the mortgage loans underlying the securities have to be estimated, which involves significant judgments. These uncertainties and contingencies are difficult to predict and are subject to future events that may impact management's estimates and our interest income. As a result, actual results may differ significantly from these estimates.

For our CMBS investments not financed by our CDOs, when the net present value of current period estimates of future cash flows are lower than the net present value of the previous period estimates, as adjusted for principal and loan payments, and the current estimated fair value is less than an asset's carrying value, we will write down the asset to the current estimated fair market value and record an other than temporary impairment through a charge to current period earnings. After taking into account the effect of the impairment charge, future income is recognized using the market yield for the security used in establishing the current fair market value.

Equity in the earnings or loss of unconsolidated joint ventures is recorded based on the equity method of accounting. We allocate income to equity participants based on the terms of the respective partnership agreements upon an assumed liquidation of the joint venture at its depreciated book value as of the end of the reporting period.

Lease income from leased real estate assets is recognized on a straight-line basis over the terms of the lease in accordance with SFAS No. 13. During the year ended December 31, 2008, $0.4 million of rent recognized as income in excess of amounts contractually due pursuant to the underlying leases was included in equity in earnings (losses) from unconsolidated joint ventures, respectively, and during the year ended December 31, 2007 and 2006, $1.9 million and $48, respectively, of rent recognized as income in excess of amounts contractually due pursuant to the underlying leases was included in lease income from real estate assets.

Accounting Treatment for an Investment Acquired from and Financed with a Repurchase Agreement from the Same Counterparty. We have considered an interpretation of GAAP relating to the treatment of transactions where investments acquired by us from a particular counterparty are simultaneously or subsequently financed via a repurchase agreement with that same counterparty or an affiliate thereof. We have recorded such transactions as a sale of the investment to us and such related debt provided to us as a financing. In February 2008, effective December 15, 2008, the FASB issued FSP No. 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*, which provides additional guidance with respect to this issue. Under this new standard, FSP 140-3, there is new guidance related to how these transactions should be evaluated. Over the past two years, we have made several investments that may be affected by such standard. In the three months ended September 30, 2007, we acquired $39.9 million of subordinate CMBS and financed $25.3 million of the purchase via an existing repurchase agreement with the seller. In the three months ended March 31, 2007, we acquired a first mortgage loan participation investment from a counterparty for $35.0 million and concurrent with closing, the same counterparty provided financing of $29.8 million via an existing repurchase agreement with the seller. As of December 31, 2008, $3.7 million of borrowings were outstanding with this counterparty related to an amortized cost basis of the related investment of $7.8 million, each of which are carried on the consolidated balance sheet at the estimated fair value of approximately $7.8 million as of December 31, 2008. As a result, application of the new standard would reduce total assets and liabilities by $3.7 million as of December 31, 2008 and reported net loss for the year ended December 31, 2008 would remain unchanged. Future adoption of FSP 140-3 may require us to adjust the accounting for these assets in which we have invested.

Loan Loss Provisions. We purchase and originate commercial real estate mortgage and mezzanine loans. Loans carried at cost , if any, are evaluated for possible impairment on a quarterly basis. In accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, impairment occurs when it is deemed probable we will not be able to collect all amounts due according to the contractual terms of the loan. Impairment is then measured based on the present value of expected future cash flows or the fair value of the collateral, if the loan is collateral dependent. Upon measurement of impairment, we will establish a reserve for loan losses and a corresponding charge to earnings through the provision for loan losses. Significant judgments are required in determining impairment, which includes making assumptions regarding the value of the loan, the value of the real estate or partnership interests that secure the loan, and any other applicable provisions, including guarantees and cross-collateralization features, if any. There were no loan loss reserves recorded as of December 31, 2008 and 2007, respectively, and there were no provisions for loan losses recorded during the year ended December 31, 2008 and 2007, respectively. As of December 31, 2008, we reflected all real estate loans at fair value on the consolidated balance sheet.

In accordance with the criteria established in SFAS No. 13, *Accounting for Leases*, we have evaluated each lease agreement related to the net leased real estate assets. We accounted for this lease as an operating lease under SFAS No. 13 from inception through October 30, 2007 at which time we sold a 50% interest in the entity that owns all twelve net leased real estate assets as more fully discussed above in "Our Investments- Net Leased Real Estate Assets."

Derivative Accounting. We account for our derivative and hedging activities, using SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which requires all derivative instruments to be carried at fair value on the consolidated balance sheets.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction and how ineffectiveness of the hedging instrument, if any, will be measured. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. We periodically review the effectiveness of each hedging transaction, which involves estimating future cash flows. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheets as either an asset or liability, with a corresponding amount, adjusted for swap payments, recorded in accumulated other comprehensive income (loss) within stockholders' equity. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS No. 133. As of December 31, 2008, we had no fair value or cash flow hedges.

In connection with the adoption of SFAS No. 159 on January 1, 2008, we discontinued hedge accounting for our swaps related to our CDO I and II financings, representing $496.3 million of notional balance as of December 31, 2008. The changes in the fair market value of these cash flow hedges from January 1, 2008 have been reflected in unrealized gain (loss), net, on CDO related financial assets and liabilities in the consolidated statement of operations. The $(21.7) million of fair value related to these swaps reflected in accumulated other comprehensive income (loss) as of December 31, 2007 will be amortized into the consolidated statement of operations over the remaining life of the interest rate swap, and expense of $2.3 million was recognized during the year ended December 31, 2008.

During the first quarter of 2008, we determined that four interest rate swaps, aggregating $211.0 million in notional balance, intended to hedge anticipated future and current floating rate financings were no longer effective as such future long-term financings were not considered probable due to continued market disruptions. During the year ended December 31, 2008, the Company terminated interest rate swaps with notional amounts of $111.5 million and paid the counterparties $6.9 million which is reflected as losses on swap termination in the consolidated statement of operations. During the year ended December 31, 2008, we recorded unrealized gains (losses) of $(13.5) million and reflected the change in market value of these interest rate swaps in unrealized gain (loss) on non-CDO interest rate swaps in the consolidated statement of operations. As of December 31, 2008 the combined fair value of the three remaining interest rate swaps was $(13.9) million.

Income Taxes. We operate in a manner that we believe will allow us to be taxed as a REIT and, as a result, we do not expect to pay substantial corporate-level income taxes. Many of the requirements for REIT qualification, however, are highly technical and complex. If we were to fail to meet these requirements and do not qualify for certain statutory relief provisions, we would be subject to Federal income tax, which could have a material adverse effect on our results of operations and amounts available for distributions to our stockholders.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48"). FIN 48 prescribes how we should recognize, measure and present in our financial statements uncertain tax positions that have been taken or are expected to be taken in a tax return. Pursuant to FIN 48, we can recognize a tax benefit only if it is "more likely than not" that a particular tax position will be sustained upon examination or audit. To the extent the "more likely than not" standard has been satisfied, the benefit associated with a tax position is measured as the largest amount that is greater than 50% likely of being realized upon settlement.

We are subject to U.S. Federal income tax as well as income tax of multiple state and local jurisdictions but, as a REIT, we are generally not subject to income tax on net income distributed as dividends to shareholders. As required, we adopted FIN 48 effective January 1, 2007 and have concluded that there is no effect on our consolidated financial statements. Accordingly, we did not record a cumulative effect adjustment related to the adoption of FIN 48.

The 2005 through 2007 tax years remain subject to examination by taxing authorities. We classify interest and penalties related to uncertain tax positions, if any, in its general and administrative expense on its consolidated statements of operations. There were no penalties related to uncertain tax positions for all periods prior to December 31, 2008.

Stock Dividends and Splits. Pursuant to GAAP, we did not restate historical share and per share amounts for our stock dividend since a portion of the fourth quarter 2008 dividend was payable in cash.

New Accounting Standards. In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value and does not expand the use of fair value in any new circumstances. SFAS No. 157 establishes a hierarchy that prioritizes the information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, such as the reporting entity's own data or assumptions of market participants. SFAS No. 157 requires fair value measurements to be disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and was adopted by us on January 1, 2008. Under SFAS No. 157, valuations of assets and liabilities must reflect the fair value of the instrument including the values associated with credit risk. Consequently, we must value our derivative liabilities taking into account our credit risk and thus including in the valuation of the derivative instrument the value of the net credit differential between the counterparties to the derivative contract. Effective January 1, 2008, we updated our methodology for derivatives to calculate the impact of both the counterparty and our own credit standing which had the impact of reducing the aggregate fair value of our derivative liabilities by $18.7 million as of December 31, 2008. The fair value of the derivative liability is determined under SFAS No. 157 as the price that would be paid to transfer the liability to a market participant with the same credit risk as us. However, if we were to terminate or settle all of its derivative liabilities with its counter parties, the amount due as of December 31, 2008 was $(110.7) million, excluding accrued interest.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Liabilities—Including an Amendment of SFAS No. 115*. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We elected the fair value option for all financial assets and liabilities associated with our CDO I and CDO II financings. The impact of adopting SFAS No. 159 increased stockholders' equity by approximately $246 million as of January 1, 2008, which can be attributed to an increase in retained earnings of approximately $20 million and an increase in accumulated other comprehensive loss of approximately $226 million. The primary reason we selected the fair value option for all assets and liabilities associated with our CDO I and CDO II financings was to have a consistent balance sheet presentation of the fair value of both assets and liabilities associated with the CDO financings, which are nonrecourse. We have not elected the fair value option for any financial assets or liabilities acquired or incurred during 2008.

The table below reconciles retained earnings as a result of the Company's election of the FVO pursuant to SFAS No. 159:

	Carrying Value Prior to Adoption	Impact on Cumulative Earnings	Carrying Value After Adoption
Assets			
Real estate loans	$274,734	$ (9,311)	$265,423
CDO deferred financing fees	13,011	(13,011)	—
Liabilities			
CDO notes payable	974,578	(268,401)	706,177
Cumulative effect of adoption on stockholders' equity at January 1, 2008		246,079	
Reduction of cumulative earnings due to CMBS fair value adjustment reclassified from other comprehensive income		(225,991)	
Cumulative effect on cumulative retained earnings, January 1, 2008		$ 20,088	

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" (SFAS No. 141(R)). This Statement replaces SFAS No. 141, "Business Combinations", and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS No. 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS No. 141(R)). In addition, SFAS No. 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) amends SFAS No. 109, "Accounting for Income Taxes", to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS No. 142, "Goodwill and Other Intangible Assets", to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 141(R) could have on our financial statements but do not anticipate a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS 160 amends Accounting Research Bulletin 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently assessing the potential impact that the adoption of SFAS No. 160 will have on our consolidated financial statements.

In February 2008, the FASB issued Staff Position No. 140-3, or FSP No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." FSP No. 140-3 provides guidance on the accounting for a purchase of a financial asset from a counterparty and contemporaneous financing of the acquisition through repurchase agreements with the same counterparty. Under this guidance, the purchase and related financing are linked, unless all of the following conditions are met at the inception of the transaction: 1) the purchase and corresponding financing are not contractually contingent; 2) the repurchase financing provides recourse; 3) the financial asset and repurchase financing are readily obtainable in the marketplace and are executed at market rates; and 4) the maturity of financial asset and repurchase are not coterminous. A linked transaction would require a determination under SFAS No. 140 to conclude if the transaction meets the requirements for sale accounting. If the linked transaction does not meet sale accounting requirements, the net investment in the linked transaction is to be recorded as a derivative with the corresponding change in fair value of the derivative being recorded through earnings. The value of the derivative would reflect changes in the value of the underlying debt investments and changes in the value of the underlying credit provided by the counterparty. We currently present these transactions gross, with the acquisition of the financial assets in total assets and the related repurchase agreements as financing in total liabilities on the consolidated balance sheets and the interest income earned on the debt investments and interest expense incurred on the repurchase obligations are reported gross on the consolidated income statements. FSP No. 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating the effect, if any, that this pronouncement will have on our consolidated financial statements.

In March, 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133.* This statement provides for enhanced disclosures about how and why an entity uses derivatives and how and where those derivatives and related hedged items are reported in the entity's financial statements. The statement is effective for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the impact of SFAS No. 161 on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position EITF 03-06-1, *Determining Whether Instruments Granted in Share-based Payment Transactions are Participating Securities*, or FSP EITF 03-06-1. This standard requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or payments shall be included in the computation of a company's earnings per share pursuant to the two-class method. In effect, FSP EITF 03-06-1 requires companies to report basic and diluted earnings per share in two broad categories. First, companies would be required to report basic and diluted earnings per share associated with the unvested share-based payments with nonforfeitable rights. Second, companies would separately report basic and diluted earnings per share for their remaining common stock. FSP EITF 03-06-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior period earnings per share presented must be adjusted retrospectively to conform to the provisions of this FSP. Early application is not permitted. We are currently evaluating the impact of FSP EITF 03-06-1 will have on our consolidated financial statements.

In September 2008, the FASB issued FSP No. 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.* This FSP is intended to improve disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. This FSP amends FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. This FSP also amends FASB Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others*, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP that amend Statement 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. Finally, this FSP clarifies the effective date in FASB Statement No. 161, *Disclosures about Derivative*

Instruments and Hedging Activities. The disclosures required by Statement 161 should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. This clarification of the effective date of Statement 161 is effective upon issuance of the FSP.

In September 2008, the FASB issued exposure drafts which could amend FIN 46(R) and SFAS No. 140. The current exposure drafts contemplate the removal of the QSPE scope exception and amend the FIN 46(R) provisions related to the computations used to determine the primary beneficiary of a VIE. Adoption of the standards as written in the exposure drafts may require us to consolidate the CMBS trusts in which we have invested. We are closely monitoring any developments in this area and assessing the impact of any such amendment to our financial statements.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"), which became effective upon issuance, including periods for which financial statements had not been issued. FSP FAS 157-3 clarifies the application of FAS 157, which we adopted as of January 1, 2008, in a market that is not active and provides an example to illustrate key considerations in the determination of the fair value of a financial asset when the market for that asset is not active. The key considerations illustrated in the FSP FAS 157-3 example include the use of an entity's own assumptions about future cash flows and appropriately risk-adjusted discount rates, appropriate risk adjustments for nonperformance and liquidity risks, and the reliance that an entity should place on quotes that do not reflect the result of market transactions. The adoption by us of FSP FAS 157-3 did not have a material impact on its consolidated financial statements or its determination of fair values as of December 31, 2008.

In March 2009, FASB issued proposed FASB FSP FAS 157-e, *Determining Whether a Market Is Not Active and a Transaction Is Not Distressed,* to provide additional guidance to help an entity in determining whether a market for an asset is not active and when a price for a transaction is not distressed. The FASB also issued proposed FSP FAS115-a, FAS 124-a, and EITF 99-20-b, *Recognition and Presentation of Other-Than-Temporary Impairments*, proposing changes to the guidance for other-than-temporary impairments. Currently, an entity is required to assess whether it has the intent and ability to hold a security to recovery in determining whether an impairment of that security is other than temporary. The proposed FSP would change that guidance as follows: (i) if the entity intends to sell the security or it is more likely than not that it will be required to sell the security before recovering its cost basis, the entire impairment loss would be recognized in earnings as an other-than-temporary impairment and (ii) if the entity does not intend to sell the security and it is not likely that the entity will be required to sell the security before recovering its cost basis, only the portion of the impairment loss representing credit losses would be recognized in earnings as an other-than-temporary impairment. The balance of the impairment loss would be recognized as a charge to other comprehensive income. We are currently evaluating the effects that these proposed FSP's will have on our consolidated financial statements.

Balance Sheet Review

As of December 31, 2008, total assets were approximately $434.8 million, a decrease of $941.4 million, or 68.4%, from December 31, 2007. The decline in total assets was primarily due to declines in fair value of our CMBS and real estate loan investments primarily due to continued credit spread widening (i) the sale of three real estate loans, transfer of ownership rights to three other real estate loans through the termination of a repurchase agreement and the sale of our interest in the Charter Schools joint venture during the year ended December 31, 2008. Income earning assets decreased by $925.8 million, or 68.6%, from $1.3 billion at December 31, 2007. At December 31, 2008, income earning assets, including cash, had a weighted average yield of 17.8%, based on their amortized cost, compared to 8.2% at December 31, 2007. The decline in the cost basis and increase in yields on our CMBS investments from December 31, 2007 to December 31, 2008 is due primarily to recognition of unrealized losses at December 31, 2007 of $280.5 million and increases to unrealized losses during the year ended December 31, 2008, which, in total, reduced the cost basis by $769.9 million and increased CMBS weighted average yields from 8.7% at December 31, 2007 to 35.6% at December 31, 2008.

The level of investment related income is directly related to the balance of the interest-bearing assets and investments in unconsolidated subsidiaries outstanding during the period and the weighted average yields on such investments. The cost basis of interest-bearing assets and investments in unconsolidated joint ventures and weighted average yields (based on cost basis) at December 31, 2008 and 2007, respectively, were as follows:

	December 31, 2008			December 31, 2007		
	Fair Value	Amortized Cost	Yield(1)	Fair Value	Amortized Cost	Yield
CMBS financed by CDO I	$ 76,886	$ 76,886	30.6%	$ 224,362	$ 315,993	8.1%
CMBS financed by CDO II	103,324	102,271	36.9%	337,694	472,054	8.9%
CMBS not financed by CDOs	42,432	41,590	43.3%	155,384	209,840	9.0%
Total CMBS	222,642	220,747	35.6%	717,440	997,887	8.7%
Real estate loans, held for investment	189,980	273,724	4.0%	274,734	274,734	7.9%
Real estate loans, held for sale	—	—	N/A	221,599	235,465	7.1%
Investments in unconsolidated joint ventures:	843	843	N/A	40,764	40,764	13.8%
Total	$413,465	$495,314	18.1%	$1,254,537	$1,548,850	8.4%

(1) After effect of recording unrealized losses and other than temporary impairment charges on CMBS as further discussed below.

During the year ended December 31, 2008, we made no CMBS investments.

At December 31, 2008, we held investments in CMBS issued by 26 separate CMBS trusts and one Re-Remic issuance with an aggregate estimated fair value of $222.6 million. The amortized cost basis of our investments in CMBS was $220.7 million with a weighted average yield of 35.6%. At December 31, 2008, the weighted average expected life of our CMBS investments was 8.3 years. The weighted average yield on our CMBS assets increased significantly as of December 31, 2008 compared to December 31, 2007 primarily as a result of recording other than temporary impairment charges in the first, third and fourth quarters of 2008 and reducing the cost basis to estimated fair value on all of our CMBS assets as of March 31, 2008.

During the year ended December 31, 2008, we made no investments in real estate loans. During this period we also received repayments of $8.5 million related to outstanding principal balances on certain real estate loan investments, and sold real estate loans with an aggregate cost basis of $232.4 million receiving aggregate proceeds of $139.9 million.

At December 31, 2008, we had nine real estate loans financed by our CDO II, which were classified as held for investment with an amortized cost basis of $273.7 million, a carrying value of $190.0 million and all of which bear interest at floating rates with a weighted average interest rate of LIBOR plus 2.8%.

At December 31, 2008, total liabilities were $388.4 million, a decrease of $976.9 million, or 71.6%, from December 31, 2007. The decrease in total liabilities was driven by the adoption of SFAS No. 159, through which we elected to carry our CDO notes payable at fair value, which reduced the carrying amount of such notes payable by $762.9 million from $974.6 million at December 31, 2007 to $211.7 million at December 31, 2008. We also reduced the borrowings on repurchase agreements by $245.8 million due to repayments of borrowings in connection with sales of assets, consensual terminations of repurchase agreements and margin calls from lenders, and dividends payable declined by $26.1 million compared to December 31, 2007 levels. This decrease was offset, in part by, higher interest rate swap liabilities due primarily to lower 10-year swap rates at December 31, 2008 compared to December 31, 2007. At December 31, 2008, the Company had interest-bearing liabilities excluding interest rate swaps with a fair value of $289.7 million, a cost basis of approximately $1.1 billion with a weighted average borrowing rate of 2.4% based on cost basis.

At December 31, 2008, we were party to one repurchase agreement where borrowing capacity is limited to assets pledged as collateral for such agreement based on the underlying characteristics of such assets. Based on pledged assets, we had no additional borrowing capacity at December 31, 2008. At December 31, 2008, we had $16.1 million outstanding under this agreement with a weighted average borrowing rate of 3.2%.

At December 31, 2008, we had CDO notes payable outstanding from two separate issuances. Our CDOs are financing vehicles for our assets and, as such, are consolidated on our balance sheet with CDO notes payable at fair value of $211.7 million and a cost basis of $974.5 million, representing the amortized sales price of the notes payable sold to third parties. However, we expect that these notes payable will be settled at face value in accordance with their terms based on cash flow projections from underlying collateral. The weighted average interest rate of the notes payable, including the amortization of debt issuance costs was 2.0% at December 31, 2008. Of the $974.5 million of face amount of notes payable outstanding, $780.5 million were floating rate with a weighted average interest rate of LIBOR plus 59 basis points while $194.0 million were fixed rate with a weighted average interest rate of 6.0%.

On April 9, 2007, we issued $61.9 million of junior subordinated debentures to a subsidiary to fund existing and future investment activities and other working capital needs. We also invested $1.9 million in the common equity of such subsidiary. On April 9, 2007, we issued $60.0 million of trust preferred securities through a subsidiary, JERIT TS Statutory Trust I. The trust preferred securities and the junior subordinated debentures have a 30-year term ending April 2037, are redeemable at par on or after April 2012 and pay distributions at a fixed rate of 7.2%, excluding amortization of fees and expenses, for the first five years through April 2012, and, thereafter, at a floating rate of three month LIBOR plus 225 basis points, excluding amortization of fees and expenses. Net cash proceeds from this financing transaction were $59.1 million. We incurred $1.0 million of debt issuance costs, which were deferred and are amortized on an effective yield basis over the life of the junior subordinated debentures. Unamortized debt issuance costs of $1.0 million are included as a component of deferred financing fees on the consolidated balance sheet at December 31, 2008.

At December 31, 2008, we were party to seven interest rate swaps with a total current notional amount of $595.8 million. These interest rate swaps effectively convert floating rate debt to fixed rate debt. Under these swaps, we receive a rate equal to LIBOR and pay a weighted average rate of 5.1%. The net fair value of the interest rate swaps at December 31, 2008 was a liability of $92.0 million, net of a credit valuation adjustment of $18.7 million, and is included as a component of interest rate swap agreements, at fair value, on the consolidated balance sheets.

At December 31, 2008, total stockholders' equity was $46.4 million, an increase of $35.6 million from December 31, 2007. The increase in stockholders' equity was primarily due to the adoption of SFAS No. 159 which increased stockholders' equity by $246.1 million as of January 1, 2008 offset by the 2008 net loss not reflected in accumulated other comprehensive income as of December 31, 2007 of $185.2 million and cash dividends declared of $25.5 million.

At December 31, 2008, reflecting the 1-for-10 reverse stock split that we effected on February 20, 2009, 2,590,104 shares of common stock were issued and outstanding, including 16,358 shares of unvested restricted stock. When adjusted for the stock dividend that we paid on January 30, 2009, shares of common stock issued and outstanding were 4,987,994 at March 27, 2009.

Results of Operations

Comparison of the years ended December 31, 2008, 2007 and 2006 (Amounts in millions except per share data. All per share amounts have been restated to reflect the impact of our 1-for-10 reverse stock split effected February 20, 2009.)

Net loss was $254.2 million, or $98.75 per diluted share, during the year ended December 31, 2008 and net income was $23.1 million, or $8.97 per diluted share, for the year ended December 31, 2007. Net income was $31.7 million, or $12.34 per diluted share, for the year ended December 31, 2006.

Revenues

The following table sets forth information regarding the total amount and composition of our revenues, which are primarily interest income earned from our investments and cash positions and, in 2007, lease income on our net leased real estate assets (in thousands):

	For the Year Ended December 31,			Increase (decrease)	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
REVENUES					
Interest income from CMBS	$ 80,495	$ 80,884	$50,771	$ (389)	$30,113
Interest income from real estate loans	27,691	41,008	16,827	(13,317)	24,181
Interest income from cash and cash equivalents	836	5,569	6,259	(4,733)	(690)
Lease income from real estate assets	—	6,408	153	(6,408)	6,255
Equity in (losses) earnings, net, of unconsolidated joint ventures	(1,449)	753	—	(2,202)	753
Fee income	544	19	—	525	19
Total Revenues	$108,117	$134,641	$74,010	$(26,524)	$60,631

The decrease in revenues for the year ended December 31, 2008, compared to the year ended December 31, 2007, is primarily due to (i) reduced income from CMBS investments due to increased basis amortization driven by increased loss assumptions, (ii) reduced income from real estate loans due to the sale or repayment of certain investments, as well as lower LIBOR rates on our floating rate loans, (iii) reduced interest income from cash and cash equivalents due to lower cash balances and lower yields, (iv) lower lease income due to the sale of our interest in the net leased real estate assets, and (v) reduced equity in earnings of joint ventures due to (a) the sale of our joint venture interest in net leased assets and (b) unrealized losses from our interest in a joint venture that incurred unrealized mark-to-market losses on certain investments. In addition, for the year ended December 31, 2008, compared to the same period in 2007, the decrease in revenue was offset, in part, by increased income due to the full year impact in 2008 of CMBS acquisitions during 2007. For the year ended December 31, 2008, $88.0 million was earned on fixed rate investments, while the remaining $20.1 million was earned on floating rate investments, compared to $97.5 million and $37.1 million for the same period in 2007, respectively. We classify income from floating rate investments as that which is tied to a published index, e.g. LIBOR. At December 31, 2008, our floating rate investments included a cost basis of $273.7 million in real estate loans, $8.4 million in cash and cash equivalents and $1.1 million in restricted cash primarily related to the remaining CDO II loan replenishment pool.

The increase in revenues during the year ended December 31, 2007 compared to the year ended December 31, 2006 is primarily due to increased balances of interest-bearing assets due to acquisitions of CMBS and real estate loans as well as increased lease income on net leased real estate assets due to acquisitions. For the year ended December 31, 2007, $97.5 million was earned on fixed rate investments, while the remaining $37.1 million was earned on floating rate investments, compared to $50.9 million and $23.1 million for the same period in 2006, respectively. We classify income from floating rate investments as that which is tied to a published index, e.g. LIBOR. At December 31, 2007, our floating rate investments included a cost basis of $342.3 million in real estate loans, $87.6 million in cash and cash equivalents and $6.7 million in restricted cash primarily related to collateral amounts held related to one of our pay-fixed interest rate swaps. For the year ended December 31, 2007, interest income earned on CMBS and real estate loan investments acquired during the year was $11.7 million and $18.1 million, respectively. In addition, interest income earned during the year ended December 31, 2007 on CMBS and real estate loan investments acquired during the year ended December 31, 2006 increased $18.1 million and $10.4 million, respectively, due to the timing of acquisitions and repayments on our mezzanine loans. Interest income for the year ended December 31, 2007 on real estate loan investments purchased in prior periods decreased $4.9 million due to mezzanine loan repayments. During year ended December 31, 2007, investments in real estate assets provided $6.4 million in lease income, which is included in the $97.5 million earned on fixed rate investments during the period. Lease income also includes $1.9 million and $48 in non-cash straight-line rental income for the year ended December 31, 2007 and 2006 recognized pursuant to SFAS No. 13.

Expenses

The following table sets forth information regarding the amount and composition of our expenses (in thousands):

	For the Year Ended December 31,			Increase (decrease)	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Interest expense	$52,989	$75,984	$26,662	$(22,995)	$49,322
Management fees, affiliate	6,725	7,331	7,631	(606)	(300)
Incentive fees, affiliate	—	826	—	(826)	826
Depreciation on real estate assets	—	1,128	23	(1,128)	1,105
General and administrative	7,037	7,648	7,262	(611)	386
Total Expenses	$66,751	$92,917	$41,578	$(26,166)	$51,339

Interest Expense. Interest expense was $53.0 million, $76.0 million and $26.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The following table sets forth information regarding the total composition amount of interest expense, which is primarily interest expense related to our CDO notes payable, repurchase agreements and junior subordinated debentures (in thousands):

	For the Year Ended December 31,			Increase (decrease)	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
CDO II notes payable	$23,606	$39,831	$ 8,322	$(16,225)	$31,509
CDO I notes payable	14,937	17,809	15,944	(2,872)	1,865
Interest rate swaps	—	(1,241)	(923)	1,241	(318)
Repurchase agreements	6,660	13,985	2,412	(7,325)	11,573
Junior subordinated debentures	4,344	3,149	—	1,195	3,149
Amortization of deferred financing fees	3,442	1,995	828	1,447	1,167
Amortization of swap termination loss, net	—	456	80	(456)	376
Total interest expense	$52,989	$75,984	$26,663	$(22,995)	$49,321

Due to the adoption of SFAS No. 159, effective January 1, 2008, interest expense related to our CDO I and II related interest rate swaps of $(1.2) million is recorded in other gains (losses) for the year ended December 31, 2008. During the year ended September 30, 2007 and 2006, interest expense includes $(1.2) million and $(0.9) million, respectively, of interest expense related to our CDO I and CDO II related interest rate swaps. After adjusting for this, the decrease in interest expense of $24.2 million is primarily related to lower LIBOR rates, on average, in 2008 compared to 2007 as well as lower average balances outstanding on repurchase agreements in the year ended December 31, 2008 compared to 2007, offset, in part, by higher amortization of deferred financing fees primarily related to quarterly availability fee payments on our repurchase agreements.

Interest expense was $76.0 million and $26.7 million for the year ended December 31, 2007 and 2006, respectively. Interest expense for the year ended December 31, 2007 consisted primarily of $15.2 million of interest on CDO I, which closed in November 2005, $41.2 million of interest on CDO II, which closed in October 2006, $14.0 million of interest expense on repurchase agreements, $3.1 million of interest on our junior subordinated debentures, which were issued in April 2007, $2.0 million of amortization of deferred financing fees related to repurchase agreements and deferred debt issuance costs related to our CDOs and $0.5 million of interest expense related to the amortization of swap termination costs. The $26.7 million of interest expense for the year ended December 31, 2006 was comprised primarily of $15.2 million related to CDO I which closed in November 2005, $8.1 million related to CDO II which closed in October 2006, $2.4 million of interest on repurchase agreements and $0.8 million of amortization on deferred financing fees related to our repurchase agreements. The increase in interest expense for the year ended December 31, 2007 compared to the same period in 2006 is primarily due to the $708.3 million increase in notes payable related to CDO II, increased average borrowings on repurchase agreements and interest on our junior subordinated debentures.

Management and Incentive Fees. Base management fees are calculated as a percentage of stockholders' equity adjusted to exclude the effect of any unrealized gains and losses or other items that do not affect realized net income. Our manager is also entitled to receive quarterly incentive fees equal to 25% of our Funds From Operations (as defined in the management agreement), or FFO, in excess of minimum FFO targets (as defined in the management agreement). The following table summarizes our management fees for the years ended December 31, 2008, 2007 and 2006, respectively (in thousands):

	For the Year Ended December 31,			Increase (decrease)	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Base management fees	$6,725	$7,331	$7,631	$ (606)	$(300)
Incentive fees	—	826	—	(826)	826
Total management fees	$6,725	$8,157	$7,631	$(1,432)	$ 526

The decrease in management fees is primarily due to decreases in base management fees during 2008 due to realized losses on real estate loans and interest rate swaps during 2008, as well as the impact of dividends declared on equity. In addition, management fees decreased due to reductions in incentive fees for the year ended December 31, 2008 and 2006, respectively, compared to 2007 due to FFO exceeding the minimum thresholds defined in the management agreement during 2007 whereas the minimum FFO thresholds were not achieved in 2008 or 2006.

Depreciation on Real Estate Assets. During the year ending September 30, 2008, we did not record any depreciation expense as we sold 50% of our interest in the net leased real estate assets in October 2007 and sold our remaining 50% interest in the real estate joint venture that held such assets in April 2008. Depreciation expense of $0.2 million is included as a component of equity in (losses) earnings, net, of unconsolidated joint ventures in the consolidated statement of operations for each of the years ended December 31, 2008 and 2007, respectively. During the years ended December 31, 2007 and 2006, we owned 100% of the net leased real estate assets during certain portions of the period and depreciation expense was approximately $1.1 million and $23, respectively.

General and Administrative Expense. The decrease in general and administrative expenses of $0.6 million for the year ended December 31, 2008 versus the same period in 2007 was due primarily to the lower due diligence costs due to decreased acquisition volume, lower legal fees and lower stock compensation expense due to decreased market value of our shares, offset, in part by higher professional services related to external audit and Sarbanes-Oxley compliance. Included in general and administrative expenses are affiliate expenses related to overhead and out-of-pocket expense reimbursements to our manager aggregating $0.6 million in each of the years ended December 31, 2008 and 2007, pursuant to our management agreement. In addition, $1.5 million, $1.4 million and $0.3 million of collateral administration fees on CDO II were included in general and administration expenses for the years ended December 31, 2008, 2007 and 2006, respectively.

The increase in general and administrative expenses of $0.4 million for the year ended December 31, 2007 versus the same period in 2006 was due primarily to higher collateral administration fees and professional services offset by lower due diligence costs. Specifically, collateral administration fees increased $1.4 million primarily due to fees paid to an affiliate of our manager associated with CDO II, which closed in October 2006 while professional services increased $0.8 million primarily due to legal fees, valuation services and general consulting services. This overall increase was offset by a $1.9 million decrease in due diligence expenses due to the mix of acquisitions in during 2007 which generally had lower due diligence costs and the impact of sellers credits against due diligence expenses in 2007. Included in general and administrative expenses are additional affiliate expenses related to overhead and out-of-pocket expense reimbursements aggregating $0.6 million in each of the years ended December 31, 2007 and 2006.

Other Gains (Losses)

The following table sets forth information regarding the amount and composition of our other gains (losses) during the years ended December 31, 2008, 2007 and 2006 (in thousands):

	For the Year Ended December 31,			Increase (decrease)	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Changes in Fair Value					
CDO related financial assets and liabilities					
CMBS	$(379,804)	$ —	$ —	$(379,804)	$ —
Real estate loans	(74,395)	—	—	(74,395)	—
Notes payable	494,428	—	—	494,428	—
Interest rate swaps	(56,382)	—	—	(56,382)	—
Other assets	(33)	—	—	(33)	—
Unrealized gain (loss) on CDO related financial assets and liabilities	(16,186)	—	—	(16,186)	—
Non-CDO related financial assets and liabilities				—	—
Loss on CMBS impairment	(108,560)	(4,434)	(719)	(104,126)	(3,715)
Reversal of unrealized losses on real estate loans sold	13,866	(13,866)	—	27,732	(13,866)
Interest rate swaps	(2,721)	—	—	(2,721)	—
Unrealized gain (loss) on non-CDO related financial assets and liabilities	(97,415)	(18,300)	(719)	(79,115)	(17,581)
Total changes in fair value	(113,601)	(18,300)	(719)	(95,301)	(17,581)
Realized Losses					
Loss on sale of real estate loans	(92,541)	—	—	(92,541)	—
Loss on termination of non-CDO related interest rate swaps	(6,885)	—	—	(6,885)	—
Total realized losses	(99,426)	—	—	(99,426)	—
Cash payments on interest rate swaps	(14,417)	—	—	(14,417)	—
Recognition of amounts in other comprehensive income (loss) ("AOCI") as of December 31, 2007					
Loss on CMBS impairment	(54,457)	—	—	(54,457)	—
Loss on interest rate swaps due to hedge ineffectiveness	—	(361)	—	361	(361)
Unrealized gain (loss) on non-CDO related interest rate swaps	(10,795)	—	—	(10,795)	—
Amortization of swap termination costs	(507)	—	—	(507)	—
Amortization of unrealized loss on CDO related interest rate swaps	(2,314)	—	—	(2,314)	—
Total recognition of amounts in AOCI as of December 31, 2007	(68,073)	(361)	—	(67,712)	(361)
Total other gains (losses)	$(295,517)	$(18,661)	$(719)	$(276,856)	$(17,942)

Unrealized Loss on CDO Financial Assets and Liabilities, net. For the year ended December 31, 2008, we recorded unrealized (losses) gains, net, on our CDO related financial assets and liabilities of $(16.2) million. For the year ended December 31, 2008, such unrealized losses, net, were primarily due to widening credit spreads on CMBS and real estate loans, and lower swap rates on interest rate swaps, offset, in part, by widening credit spreads on CDO notes payable.

Loss on Impairment of Non-CDO Related CMBS. We recorded non-cash impairment charges of $163.0 million, $4.4 million and $0.8 million, respectively, during the years ended December 31, 2008, 2007 and 2006 on our CMBS investments not financed by CDOs. The non-cash impairment charges include $51.3 million, $4.4 million and $0.8 million during the years ended December 31, 2008, 2007 and 2006, respectively, related to declines in the projected net present value of future cash flows on certain of the CMBS investments pursuant to EITF 99-20, as well as non-cash CMBS impairment charges of $111.7 million for the year ended December 31, 2008 related to other than temporary declines in fair value of CMBS investments.

Unrealized Gain on Loans Held for Sale. Pursuant to SFAS No. 65, we carried real estate loans held for sale on our consolidated balance sheet at the lower of cost or fair value, and as a result, during the year ended December 31, 2008 and 2007, we recorded unrealized gains (losses) of $13.9 million and $(13.9) million, respectively. The unrealized gains in 2008 are due to the reversal of prior period unrealized losses due to sales of such real estate loans during 2008 which resulted in realized losses of $92.5 million.

Unrealized Loss on Non-CDO Related Interest Rate Swaps. An unrealized loss of $13.5 million was recorded during the year ended December 31, 2008 primarily due to lower ten-year swap rates at December 31, 2008 compared to December 31, 2007, offset, in part, by the reversal of $5.6 million of unrealized losses at December 31, 2007 on interest rate swaps that were terminated during 2008. In addition, hedge accounting was discontinued in 2008 on interest rate swaps which were originally designated to hedge existing floating rate indebtedness related to our repurchase agreements and anticipated future long-term floating rate indebtedness. No unrealized gains (losses) on interest rate swaps were recorded during the years ended December 31, 2007 or 2006, respectively.

Loss on Sale of Real Estate Loan Held for Sale. During the year ended December 31, 2008, we sold three real estate loans and consensually terminated the right to repurchase three other real estate loans, all of which were previously classified as held for sale, with a face amount of $234.9 million and an unamortized cost basis of $232.4 million for $139.9 million. We recorded a $92.5 million realized loss in connection with the sales and transfers of these loans.

Loss on Termination of Non-CDO Interest Rate Swaps. In connection with the sale of five real estate loans and the repayment of related repurchase agreement borrowings, we terminated interest rate swaps with notional balances of $59.5 million by paying $6.9 million in swap termination costs.

Loss on Interest Rate Swaps. For the year ended December 31, 2008, we recorded $17.2 million of losses on interest rate swaps primarily related to $14.4 million of periodic cash settlement costs on interest rate swaps, $0.5 million of amortization of swap termination costs and $2.3 million of amortization of the unrealized loss on CDO related interest rate swaps included in other comprehensive income (loss) at December 31, 2007.

Liquidity and Capital Resources

Liquidity is a measurement of the ability to meet cash requirements, including ongoing commitments to repay borrowings, fund and maintain loans and investments, pay dividends and other general business needs. Our principal sources of working capital include: 1) cash flow from operations; 2) borrowings under our repurchase and credit facilities; 3) our CDO offerings; 4) other forms of financing or additional securitizations including CMBS or subsequent CDO offerings; 5) proceeds from common or preferred equity offerings and, 6) the proceeds from principal payments on or sales of our investments.

As of December 31, 2008, our repurchase agreement borrowings outstanding were $16.1 million, compared to $261.9 million of repurchase agreement borrowings at December 31, 2007. The general market availability of short-term repurchase agreement financing for CMBS and real estate loan positions declined during the second half of 2007 and continued to decline throughout 2008. This combined with the decline in estimated fair value of CMBS and real estate loan investments due primarily to spread widening has resulted in significant margin calls on our repurchase agreements during the second half of 2007 and 2008.

During the year ended December 31, 2008, we funded margin calls aggregating $135.4 million. Such margin calls consisted of $107.1 million related to declines in estimated fair values of collateral, $25.5 million related to lower advance rates on collateral and $2.8 million related to scheduled amortization payments under our repurchase agreement with JPMorgan. The repurchase agreement with JPMorgan includes a minimum liquidity covenant of 10% of the outstanding senior secured recourse debt, or $1.3 million as of March 27, 2009. The JPMorgan Facility also has a material adverse change clause in which JPMorgan can demand immediate repayment of our debt if they deem a material adverse change to have occurred.

As reflected in our consolidated statements of cash flows for the year ended December 31, 2008, net cash provided by operating activities was $36.4 million. During the year ended December 31, 2008, we received $39.5 million in proceeds from the sale of our joint venture interests, received $114.8 million in proceeds from the sale of real estate loans held for sale and received an additional $8.5 million in proceeds from the repayment of principal balances on our real estate loans. During this same period, we repaid $223.1 million on our repurchase agreements, paid $51.6 million in dividends and paid $6.9 million in swap termination costs. As a result, unrestricted cash declined from $87.6 million as of December 31, 2007 to $8.4 million as of December 31, 2008.

Our independent registered public accounting firm, Ernst & Young LLP, has concluded that substantial doubt exists about our ability to continue as a going concern, and has included an explanatory paragraph to describe this uncertainty in its audit report on our December 31, 2008 consolidated financial statements included in this Annual Report on Form 10-K. In February 2009, we were notified that $2.2 million of cash flow from CDO II that would otherwise be paid to us as holders of junior notes payable and preferred shares of CDO II, would be redirected to pay down principal on senior notes payable of CDO II as a result of CDO II failing to satisfy certain over-collateralization coverage tests due primarily to recent rating agency downgrades on certain CMBS investments that serve as collateral for CDO II. We received approximately $28 million of net cash flow from CDO II in 2008. The conditions described above led to the substantial doubt regarding the ability to continue as a going concern.

Our unrestricted cash balance as of March 27, 2009 was $4.0 million and our repurchase agreement borrowings were $13.4 million. The decrease in unrestricted cash from $8.4 million at December 31, 2008 was primarily due to the impact of amortization payments totaling $2.8 million on our JP Morgan repurchase agreement discussed above, termination of an interest rate swap with a notional balance of $19.5 million for $3.3 million, repayment of a $0.5 million unsecured note payable, payment of a $2.3 million cash dividend on January 30, 2009, interest payments on our junior subordinated debentures of $1.1 million and a $0.9 million capital contribution to the U.S. Debt Fund, which were offset, in part, by operating cash flow.

Historically, our initial borrowings have been short-term, variable rate debt; however, we have financed the majority of our assets on a long-term basis through match-funded CDO strategies. Our CDO strategy is dependent upon our ability to place the match-funded debt we intend to create in the market at attractive borrowing spreads. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then our ability to execute the CDO strategy will be severely restricted. At this time, the CDO market is essentially closed and as a result, extending the term of our short term financing facility is very important to financing certain of our investments.

Currently, the market for short-term credit facilities is very challenging and many lenders are actively seeking to reduce their balances outstanding by lowering advance rates on financed assets and increased borrowing costs, to the extent such facilities continue to be available. In the event we are unable to maintain or extend maturities of existing and/or secure new lines of credit or collateralized financing on favorable terms, our ability to continue as a going concern may be adversely impacted and returns to investors may be reduced. Although we anticipate extending and/or replacing our short-term financing facilities, in the event our current short-term credit facilities are not extended or extended with lower advance rates on collateral, we may be required to sell assets at amounts that are less than the estimated current fair value to payoff such facilities which would likely reduce our earnings and operating cash flow. We cannot provide any assurances that we can accomplish these objectives.

We expect to meet our long-term liquidity requirements, specifically the repayment of debt and our investment funding needs, through additional borrowings, the issuance of debt and equity securities, and/or the sales, refinancing or principal repayments of our investments. We believe the value of these assets is, and will continue to be, sufficient to repay our debt at maturity under either scenario, our ability to meet our long-term liquidity requirements may be subject to obtaining additional equity and debt financing. Decisions by investors and lenders to enter into transactions with us will depend upon a number of factors, such as our historical and projected financial performance, compliance with the terms of our current credit arrangements, industry and market trends, the availability of capital and our investors' and lenders' policies and rates applicable thereto, and the relative attractiveness of alternative investment or lending opportunities. We cannot provide any assurances that our long-term liquidity plans can be accomplished collectively or individually.

Borrowings. As of March 25, 2009, December 31, 2008 and 2007, repurchase agreement borrowings consisted of the following (net of amounts held as collateral in restricted cash for these borrowings):

		Amount		
	Scheduled Maturity Date	**March 25, 2009**	**December 31, 2008**	**December 31, 2007**
Secured by CMBS				
Liquid Funding/ Bear Stearns	N/A	$ —	$ —	$ 77,350
JP Morgan	December 2009	13,358	16,108	18,759
Secured by real estate loans				
Goldman Sachs	N/A	—	—	165,755
		$13,358	$16,108	$261,864

Our repurchase agreement facility is subject to margin calls based upon fair market value determinations of the underlying collateral. During the year ended December 31, 2008, such margin calls totaled $135.4 million with $80.0 million related to the JPMorgan and Liquid Funding/ Bear Stearns Facilities (as defined below) and $55.4 million related to the Goldman Sachs Facility. The JPMorgan Facility has covenants related to (i) minimum tangible net worth, (ii) maximum leverage, (iii) minimum liquidity and (iv) incurrence of additional recourse debt, among other covenants. The JPMorgan Facility also has a material adverse change clause in which JPMorgan can demand immediate repayment of our debt if they deem a material adverse change to have occurred.

In August 2007 and as subsequently amended in September 2007, March 2008, September 2008 and December 2008, we and a wholly owned subsidiary, respectively, entered into a repurchase agreement with a subsidiary of JPMorgan Chase & Co. (the "JPMorgan Facility"). This repurchase agreement provides financing to be secured by rated and unrated CMBS. The December 2008 amendment modified certain financial covenants applicable to us under the JPMorgan Facility and extends the term of the facility to December 22, 2009. We also agreed to make a one-time payment of $2.0 million to JPMorgan in February 2009, and monthly amortization payments of $0.8 million commencing in March 2009 through the maturity of the JPMorgan Facility, with the remaining outstanding balance on the facility due and payable on December 22, 2009. This repurchase agreement is fully recourse to us. As of December 31, 2008, $16.1 million was outstanding under the facility at a weighted average borrowing rate of 3.2% and CMBS investments with an estimated fair value of $40.2 million were pledged as collateral.

In March 2007, we and a wholly-owned subsidiary, respectively, entered into a repurchase agreement with Liquid Funding, an affiliate of Bear Stearns & Co. Inc., now a subsidiary of JPMorgan Chase & Co., which was subsequently amended in June 2007 and in March 2008, the Liquid Funding Facility was replaced by a new repurchase agreement with Bear Stearns (the "Bear Stearns Facility") that provided available borrowing capacity of $25.0 million and matured in September 2008.

In September 2006, a wholly owned subsidiary entered into the Goldman Sachs Facility, which was subsequently amended in September 2007, March 2008 and December 2008. The December 2008 amendment resulted in the consensual termination and repayment of our repurchase facility, and pursuant to the agreement, Goldman Sachs acknowledged that a $2 million payment made by us on December 4, 2008 represented the satisfaction in full of a margin call, and we agreed that on or before December 31, 2008 (i) we would make a one-time cash payment to Goldman Sachs of $1.5 million, (ii) we would execute and deliver to Goldman Sachs an unsecured note payable for $0.5 million maturing on February 27, 2009, (iii) we would pay to Goldman Sachs the accrued but unpaid price differential (implied interest) through the termination date, and (iv) we would terminate our rights to repurchase the purchased loans held by Goldman Sachs under the Goldman Sachs Facility. In exchange and provided that we satisfied these termination obligations, Goldman Sachs agreed to release us from any further obligations and/or liabilities under the Goldman Sachs Facility. In addition, from December 11, 2008 to the earlier of December 31, 2008 and the termination date, Goldman Sachs agreed to suspend (i) Goldman Sachs' right to make margin calls under the Goldman Sachs Facility, and (ii) the applicability of certain financial covenants under the Goldman Sachs Facility, provided that we comply with the terms of the amendment. As of December 23, 2008, we satisfied all termination obligations and the Goldman Sachs Facility was terminated. On February 27, 2009, the $0.5 million unsecured note payable was repaid in full.

Collateralized Debt Obligations. On October 17, 2006, we issued our second CDO, or CDO II, through two of our wholly-owned subsidiaries, JER CRE CDO 2006-2, Limited and JER CRE CDO 2006-2, LLC, collectively known as CDO II. CDO II is secured by $1.2 billion par value of collateral interests consisting of CMBS, mezzanine loan interests, first mortgage loan interests, Re-REMIC securities, and real estate CDO securities. CDO II issued privately placed notes totaling $768.4 million initially rated AAA through BBB- ("CDO II Investment Grade Notes"). The Company purchased a portion of the CDO II Investment Grade Notes and retained all of the non-investment grade notes and preferred shares. $708.3 million of CDO II Investment Grade Notes were issued to third parties consisting of $47.0 million of fixed rate notes with a weighted average interest rate of 5.8% and $661.3 million of floating rate notes with a weighted average interest rate of LIBOR plus 62 basis points, excluding amortization of fees and expenses. The CDO II Investment Grade Notes have a remaining expected average maturity of 7.3 years at December 31, 2008. CDO II has a replenishment collateral pool of up to $275.0 million that will allow replenishment of proceeds of real estate loans that are paid off within five years from the closing of the transaction, subject to the replenishment collateral meeting certain criteria outlined in the CDO II indenture. We incurred $10.5 million of debt issuance costs, which were deferred and amortized on an effective yield basis over the life of CDO II through December 31, 2007. Pursuant to the adoption of SFAS No. 159, such deferred debt issuance costs were written off and are part of the cumulative transition adjustment related to adopting SFAS No. 159. Unamortized debt issuance costs of $0 and $9.5 million are included as a component of deferred financing fees on the consolidated balance sheet at December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, we contributed no CMBS or real estate loan interests as collateral to CDO II and received no mezzanine loan repayments on CDO II collateral. At December 31, 2008, the available replenishment pool balance was $1.0 million, which is reflected as restricted cash on our consolidated balance sheets.

On January 16, 2008, Fitch Ratings announced that it had revised its surveillance review methodology for U.S. CMBS B-piece resecuritizations and placed 188 tranches from 18 transactions on Rating Watch Negative, including 14 tranches of notes payable issued by CDO II that were previously rated by Fitch Ratings. In April 2008, Fitch Ratings announced a downgrade to the rating of these bonds.

In November 2005, we issued our first CDO, or CDO I, through two of our wholly-owned subsidiaries, JER CRE CDO 2005-1, Limited and JER CRE CDO 2005-1, LLC. CDO I is secured by a static pool of $418.7

million par value of fixed rate subordinate CMBS. CDO I issued privately placed notes totaling $275.6 million initially rated AAA through BBB- ("CDO I Investment Grade Notes"). We retained a portion of the BBB- rated notes, all of the non-investment grade notes and all of the preferred shares. Two of the CDO I Investment Grade Notes, totaling $119.2 million, were issued with floating rate coupons with a weighted average interest rate of LIBOR plus 39 basis points, excluding amortization of fees and expenses. The remaining CDO I Investment Grade Notes totaling $147.0 million, net of the portion retained by the Company, were issued with fixed rate coupons with a weighted average interest rate of 6.0%, excluding amortization of fees and expenses. The Investment Grade Notes have a remaining expected average maturity of 6.7 years at December 31, 2008. The Company incurred $4.3 million of debt issuance costs, which were deferred and are amortized on an effective yield basis over the life of CDO I through December 31, 2007. Pursuant to the adoption of SFAS No. 159, such deferred debt issuance costs were written off and are part of the cumulative transition adjustment related to adopting SFAS No. 159. Unamortized debt issuance costs of $0 and $3.5 million were included in deferred financing fees on our consolidated balance sheets at December 31, 2008 and 2007, respectively.

The terms of our CDOs include certain over-collateralization and interest coverage tests, which are used primarily to determine whether and to what extent principal and interest paid on the debt securities and other assets that serve as collateral underlying the CDO's may be used to pay principal and interest on the notes payable and preferred shares issued by the CDOs. In each of our CDOs, in the event that either test is not satisfied, interest and principal that would otherwise be payable on certain of the junior tranches of notes payable and preferred shares issued by the CDOs and retained by us may be redirected to repay principal on certain senior tranches of notes payable issued by the CDOs. Therefore, failure to satisfy the coverage tests could adversely affect cash flows received by us from our retained interests in the CDOs and thereby our liquidity and operating results.

CMBS downgrades generally do not affect the over-collateralization coverage test applicable to collateral in our 2005 CDO, or CDO I, which is not affected unless such collateral is downgraded to CC or below. However, with respect to our 2006 CDO, or CDO II, collateral interests representing the majority of the face amount of downgraded CMBS are considered to be impaired for purposes of the over-collateralization coverage tests. Collateral interests, including CMBS, which have a realized loss, are also considered impaired. For CDO II, failure of the over-collateralization coverage test occurs generally when the test results fall below ranges between 100% and 140%, depending on the class of CDO II notes payable. As of December 31, 2008, due primarily to additional CMBS bond rating downgrades, CDO II could withstand approximately $184 million of incremental reductions to the face value of collateral interests before failing certain of the over-collateralization coverage tests.

On February 5, 2009, Moody's announced that it was revising its loss methodology for CMBS and reviewing its outstanding ratings on all conduit and fusion CMBS issued in 2006, 2007 and 2008. Moody's also announced that it expects to downgrade low-rated investment grade bonds and non-investment grade bonds by an average of five to six grades. Since its announcement, Moody's has downgraded eight securitization transactions that serve as a portion of the collateral pool for CDO II. As a result of these downgrades, certain over-collateralization coverage tests for CDO II failed with respect to the February 2009 distribution date.

As a result of the February 2009 failure of certain over-collateralization coverage tests (i) certain interest payments normally scheduled to be allocated to certain of the notes payable and preferred shareholders of CDO II were reallocated to the holders of the senior notes payable, and (ii) any available principal proceeds were reallocated to the holders of the senior notes payable. Consequently, we will not receive any cash flow distributions on the junior notes payable and preferred share investments retained by us and/or our affiliates in CDO II until such time, if ever, the over-collateralization coverage tests are complied with. Even if the over-collateralization coverage tests are eventually complied with, our ability to obtain regular cash payments from the assets securing CDO II is dependent upon CDO II continuing to meet interest coverage and over-collateralization coverage tests. If the February 2009 over-collateralization coverage tests for CDO II had not failed, we would have received approximately $1.0 million in interest distributions and $1.2 million in preferred share distributions on February 25, 2009. During 2008, we received approximately $28 million of net cash distributions from CDO II.

While the redirection of cash began with the February 25, 2009 distribution date, the redirection of such cash is not expected to impact the GAAP or tax treatment to us relative to our reporting of the individual assets and liabilities related to the CDOs as we consolidate both CDOs on our balance sheet. While we believe our balance sheet reflects the fair value of the individual CDO related assets and liabilities, we believe the estimated economic fair value of our combined retained interest in the CDOs is less than the difference between the estimated fair values of the assets and liabilities, determined in accordance with GAAP.

With respect to CDO II, we have been appointed its Advancing Agent. In this capacity, we may be required to make Interest Advances to CDO II in the event that the sum of Interest Proceeds and Principal Proceeds collected during the related Due Period are insufficient to remit the interest that is due and payable to the Class A Notes and Class B Notes in accordance with the Priority of Payments of CDO II (the amount of such insufficiency, an "Interest Shortfall"). We will be entitled to recover any previously unreimbursed Interest Advances made by it, together with interest thereon, first, from Interest Proceeds and second if applicable, from Principal Proceeds, senior to any payments of interest or principal to the noteholders and senior to any payments of fees, expenses or hedge payments of CDO II, only to the extent that such recovery would not trigger an additional Interest Shortfall to the Class A Notes or Class B Notes. In the event that we determine that such Interest Advances are nonrecoverable interest advances, we would be entitled to recovery of any previously unreimbursed Interest Advances made by it, together with interest thereon, without regards to whether such recovery would trigger additional Interest Shortfalls. As of December 31, 2008, we have not advanced CDO II for any Interest Shortfalls in its capacity as Advancing Agent.

Junior Subordinated Debentures. On April 9, 2007, we issued $60.0 million of trust preferred securities through our unconsolidated subsidiary, JERIT TS Statutory Trust I (the "Trust"), in a private transaction exempt from registration under the Securities Act of 1933, as amended. Concurrently, we issued $61.9 million in junior subordinated debentures to the Trust and made a $1.9 million common equity investment in the Trust. The trust preferred securities have a 30-year term ending April 2037, are redeemable at par on or after April 30, 2012 and pay distributions at a fixed rate of 7.2%, excluding amortization of fees and expenses, for the first five years ending April 2012, and, thereafter, at a floating rate of three month LIBOR plus 225 basis points, excluding amortization of fees and expenses. The assets of the Trust consist solely of the $61.9 million of junior subordinated notes concurrently issued by us, with terms that mirror the trust preferred securities. We incurred $1.0 million of debt issuance costs, which were deferred and are amortized on an effective yield basis over the life of the junior subordinated debentures. Unamortized debt issuance costs of $1.0 million are included as a component of deferred financing fees on the consolidated balance sheet at December 31, 2008 and 2007, respectively.

Our interest in the Trust is accounted for using the equity method and the assets and liabilities are not consolidated into our financial statements due to our determination that the Trust is a variable interest entity under FIN 46(R) and that we are not the primary beneficiary of the entity. Interest on the junior subordinated debentures, net of interest income on our common equity interest in the Trust, is included in interest expense on our consolidated income statements while the junior subordinated debentures are presented as a liability on our consolidated balance sheet.

General. If we default in the payment of interest or principal on any debt including margin calls on repurchase agreements, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, our lender may accelerate the maturity of such debt, requiring us to immediately repay all outstanding principal. If we are unable to make such payments, our lender could force us to sell the applicable collateral or foreclose on our assets pledged as collateral to such lender. The lender could also force us into bankruptcy or bring other legal action against us. Any of these events would likely have a material adverse effect on the value of an investment in our common stock. At December 31, 2008, we were in compliance with all covenants under our repurchase agreements, CDO notes payable and junior subordinated debentures. As noted previously, CDO II failed its over-collateralization coverage test with respect to the February 2009 distribution.

Dividends. In order to qualify as a REIT and to avoid corporate level tax on the income we distribute to our stockholders, we are required to distribute at least 90% of our ordinary taxable income and net capital gains on an annual basis. Certain of our investments, such as the subordinate CMBS investments, may generate substantial mismatches between taxable income and GAAP net income and cash flow. In order to meet the requirement to distribute a substantial portion of our net taxable income, we may need to borrow, sell assets, raise additional equity capital or pay dividends in the form of stock. Additionally, we will need to raise additional capital that may be dilutive or sell existing assets in order to acquire additional investments. We anticipate borrowing funds and/or raising additional equity capital to finance future investment activities, but there can be no assurance that we will be able to do so on terms acceptable or available to us, if at all. As part of our plans to maintain adequate liquidity, we plan on discontinuing payment of quarterly dividends and replacing it with payment of an annual dividend to the extent required to satisfy REIT dividend requirements. In addition, to the extent we are required to make a dividend payment with respect to 2009, we may elect to pay up to 90% of such dividends in stock in accordance with Internal Revenue Service ("IRS") Revenue Procedure 2008-68.

The following table summarizes our quarterly distributions in 2008 and 2007 and reflects the impact of our 1-for-10 reverse stock split declared in February 2009:

Quarter	Dividend Type	Record Date	Declaration Date	Payment Date	Amount
First Quarter 2008	Regular	5/1/2008	4/18/2008	5/6/2008	$ 3.00
Second Quarter 2008	Regular	6/30/2008	6/13/2008	7/31/2008	3.00
Third Quarter 2008	Regular	9/30/2008	9/11/2008	10/31/2008	3.00
Fourth Quarter 2008	Regular	12/30/2008	12/16/2008	1/30/2009	3.00
Fourth Quarter 2008	Special	12/30/2008	12/16/2008	1/30/2009	5.80
					$17.80
First Quarter 2007	Regular	3/30/2007	3/14/2007	4/30/2007	$ 4.40
Second Quarter 2007	Regular	6/29/2007	6/13/2007	7/31/2007	4.49
Third Quarter 2007	Regular	9/28/2007	9/13/2007	10/31/2007	4.50
Fourth Quarter 2007	Regular	12/28/2007	12/12/2007	1/30/2008	4.50
Fourth Quarter 2007	Special	12/28/2007	12/12/2007	1/30/2008	6.50
					$24.39

Inflation. We believe that the risk of increases in the market interest rates as a result of inflation on any floating rate debt that we may invest in will be largely offset by our floating rate investments and the use of match funded financing which may include interest rate derivatives.

Contractual Obligations. Purchase commitments and aggregate principal maturities of our repurchase agreements and notes payable at December 31, 2008 was as follows:

	Payment Due by Period				
Contractual Obligations	Total	Less Than One Year	1-3 Years	3-5 Years	More Than 5 Years
Capital commitments[1]	$ 6,591	$ 6,591	$—		$ —
Repurchase agreement[2]	16,108	16,108	—	—	—
Notes payable[3]	974,526	—	—	—	974,526
Junior subordinated debentures[4]	61,860	—	—	—	61,860
	$1,059,085	$22,699	$—	$—	$1,036,386

(1) Maturity date represents the end of the Investment Period (December 2009) for the U.S. Debt Fund. The timing and amount of capital calls are determined as necessary by the General Partner of the U.S. Debt Fund.

(2) The repurchase agreement as of December 31, 2008 is scheduled to mature in December 2009.

(3) The maturity dates of the notes payable are contingent upon maturity of assets pledged as collateral and have a remaining expected average maturity of 6.7 years and 7.3 years for CDO I and CDO II, respectively, as of December 31, 2008.

(4) The junior subordinated debentures have a 30-year term ending April 2037, are redeemable at par on or after April 30, 2012 and pay distributions at a fixed rate of 7.2%, excluding amortization of fees and expenses for the first five years ending April 2012, and, thereafter, at a floating rate of three month LIBOR plus 2.25%, excluding amortization of fees and expenses.

Off Balance Sheet Arrangements

As of December 31, 2008, we did not have any off balance sheet arrangements.

Related Party Transactions

Under the management agreement, our manager may engage J.E. Robert Company or its affiliates to perform certain legal, accounting, due diligence, asset management, securitization, property management, brokerage, loan servicing, leasing and other services that outside professionals or outside consultants otherwise would perform on our behalf. J.E. Robert Company and its affiliates may be reimbursed or paid for the cost of performing such tasks, provided that such costs and reimbursements are no greater than those that would be paid to outside professionals or consultants on an arm's-length basis. Our manager is reimbursed for any expenses incurred in contracting with third parties. In addition, our manager is responsible for all employment compensation of J.E. Robert Company personnel who perform services for us pursuant to the management agreement.

Fee Arrangements. Under the management agreement and subject to the supervision and direction of the our board of directors, the manager performs services for us including the purchase, sale and management of real estate and other real estate-related assets, our day-to-day management and the performance of certain administrative duties. For performing these services, we pay the manager a monthly base management fee in arrears equal to 1/12 of the sum of (i) 2.0% of the first $400 million of our equity, (ii) 1.5% of equity in excess of $400 million and up to $800 million and (iii) 1.25% of equity in excess of $800 million. For purposes of calculating the base management fee, our equity equals the month-end value, computed in accordance with generally accepted accounting principles, of our stockholders' equity, adjusted to exclude the effect of any unrealized gains, losses or other items that do not affect realized net income. The J.E. Robert Company uses such proceeds, in part, to compensate officers and employees provided to us by J.E. Robert Company through our manager who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us. We have in the past and may continue in the future, however, to award grants pursuant to the Incentive Plan to such officers and employees as well as officers and employees of J.E. Robert Company subject to the discretion of our compensation committee and approval by our board of directors.

In addition, the manager is entitled to receive a quarterly incentive fee in an amount, not less than zero, equal to the product of (i) 25% of the dollar amount by which (a) our funds from operations (as defined in the management agreement) for such quarter per share of Common Stock (based on the weighted average number of shares outstanding for such quarter) exceeds (b) an amount equal to (A) the weighted average of the price per share of Common Stock in the 144A Offering, and the prices per share of Common Stock in any subsequent offerings by the Company multiplied by (B) the greater of (1) 2.25% and (2) 0.875% plus one fourth of the ten-year U.S. treasury rate for such quarter, multiplied by (ii) the weighted average number of shares of Common Stock outstanding during such quarter. Funds From Operations, as defined in the management agreement, is net income (computed in accordance with generally accepted accounting principles) before incentive compensation and including base management fees, excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The following table summarizes management fees incurred by the Company for the years ended December 31, 2008, 2007 and 2006, respectively:

	For the Year Ended December 31,		
	2008	2007	2006
Base management fees	$6,725	$7,331	$7,631
Incentive fees	—	826	—
Total management fees	$6,725	$8,157	$7,631

At December 31, 2008 and 2007, $0.6 million and $1.2 million, respectively, related to unpaid base management fees are included in due to affiliate in the accompanying consolidated balance sheets. There were no unpaid incentive fees at December 31, 2008 and 2007, respectively.

Our management agreement provides that we are required to reimburse our manager for certain general and administrative expenses incurred by our manager on our behalf, including our pro rata share of overhead expenses of the manager required for our operations. In November 2006, retroactive to January 1, 2006, the independent members of the board of directors approved an amendment to the management agreement to provide that the allocable overhead reimbursement will be fixed at an amount equal to $0.5 million per annum for 2006, and in each calendar year thereafter, subject to approval by the independent members of the board of directors, $0.5 million multiplied by the sum of (a) one plus (b) the percentage increase in the Consumer Price Index ("CPI") for the applicable year over the CPI for the calendar year 2006. For each of the years ended December 31, 2008, 2007 and 2006, overhead reimbursements were approximately $0.5 million, respectively. Our manager may also be paid or reimbursed for the costs of providing other services that outside professionals or consultants otherwise would provide on our behalf. If such services are provided by the manager, the reimbursement for such services will be no greater than what management believes would be paid to outside professionals, consultants, or other third parties on an arm's length basis. In accordance with the provisions of the management agreement, we recorded $22, $57 and $60 during the years ended December 31, 2008, 2007 and 2006, respectively, which are included in general and administrative expenses in the accompanying consolidated statements of operations.

Each CMBS securitization requires a special servicer be appointed by the purchaser controlling the most subordinated non-investment grade class of securities. As our manager is not a rated special servicer, it appoints J.E. Robert Company or another entity that is a rated special servicer as the special servicer whenever we acquire a controlling interest in the most subordinated non-investment grade class of a CMBS securitization. J.E. Robert Company earned $4.2 million, $6.7 million and $3.7 million during the years ended December 31, 2008, 2007 and 2006, respectively, as a special servicer on the CMBS issuances where we own the first-loss position. J.E. Robert Company is also entitled to received additional fees in the future based on the collections received against loans that were managed in special servicing and subsequently returned to the master servicer. All fees due to J.E. Robert Company as special servicer are paid either by the securitization vehicles or the borrowers, not directly by us and such fees are consistent with traditional, well established market standards and are set as part of the arm's-length negotiations to acquire such CMBS bonds from the issuer. However, because we generally own the first loss position in these same CMBS issuances, payment of special servicing fees to J.E. Robert Company may reduce the amounts available to pay us pursuant to the terms of the applicable CMBS trusts.

In connection with CDO II, one of our wholly owned subsidiaries entered into a Collateral Administration Agreement with J.E. Robert Company, the Collateral Administrator, an affiliate of our manager, pursuant to which the Collateral Administrator has agreed to advise our wholly owned subsidiary on certain matters regarding the collateral interests and other eligible investments securing the notes. The Collateral Administrator will receive two fees payable on a monthly basis, with the first fee equal to 1/12 of 0.075% of the Monthly Asset Amount, as defined in the CDO II indenture, and the second fee equal to 1/12 of 0.05% of the Monthly Asset Amount, as defined in the CDO II indenture, each fee payable with different priorities as set forth in the applicable indenture. For both the years ended December 2008, 2007 and 2006, we incurred $1.5 million, $1.4 million and $0.3 million, respectively, in collateral administration fees pursuant to the Collateral Administration Agreement and such fees are included in general and administrative expenses in the accompanying consolidated statement of operations. At both December 31, 2008 and 2007, $25 of unpaid collateral administration fees were unpaid and included in due to affiliate in the accompanying consolidated balance sheets. These collateral administration fee schedules within the collateral administration agreement were approved by the members of our board of directors then considered to be independent pursuant to the rules of the NYSE. Since the February 2009 CDO II distribution date, J.E. Robert Company has not been entitled to receive the subordinate collateral administration fee, and is not entitled to receive such fee until certain CDO II over-collateralization coverage tests are complied with.

On December 11, 2007, we and JER Fund IV, an investment fund managed by J.E. Robert Company, entered into a limited partnership agreement pursuant to which we and JER Fund IV agreed to co-manage a new private equity fund, known as JER US Debt Co-Investment Vehicle, L.P. (the "US Debt Fund"). The California Public Employees' Retirement System, ("CalPERS"), committed $200.0 million, and we and JER Fund IV each committed $10.0 million to the US Debt Fund. As of December 31, 2008 and 2007, we have invested $3.4 million and $1.2 million, respectively, into the US Debt Fund which is reflected in investments in unconsolidated joint ventures on the accompanying consolidated balance sheets.

The US Debt Fund invests in loans secured, directly or indirectly, by commercial real estate, including, B-Notes, mezzanine loans and whole mortgage loans, and also in preferred equity, CMBS and CMBS-related products such as CMBX and credit default swaps (the "Targeted Investments"). Excluded investment from the US Debt Fund include non-performing loans, fee-simple ownership interests in real estate, single family residential mortgages and related securities (sub-prime, conforming, jumbo or Alt-A), whole loans originated directly by us or JER Fund IV, and net leased real estate assets.

On December 4, 2008, we, JER Fund IV and CalPERS entered into an amendment to the US Debt Fund's amended and restated limited partnership agreement (the "LPA") with CalPERS extending the US Debt Fund's commitment period for an additional one year period, from December 11, 2008 to December 11, 2009. In addition, pursuant to the amendment, the US Debt Fund's general partner is not required by the LPA to allocate new investment opportunities to the US Debt Fund. Finally, the amendment provides that commencing on December 11, 2008 through and including December 11, 2009, the management fee payable by CalPERS to the US Debt Fund's general partner shall be calculated to (i) include CalPERS' pro-rata share of the outstanding principal balance on the US Debt Fund's revolving credit facility with WestLB AG New York Branch and (ii) exclude CalPERS' pro-rata share of unrestricted cash and cash equivalents held by the US Debt Fund. Prior to the amendment, the US Debt Fund paid us and JER Fund IV a base management fee equal to 1.5% on drawn capital and up to 20% of the aggregate profits earned and distributed by the US Debt Fund (after limited partners receive distributions equal to their initial investment and a specified preferred rate of return thereon). We and JER Fund IV divide the management and incentive fees on a 50%-50% basis. During the year ended December 31, 2008, we recognized $0.4 million of management fee income from the US Debt Fund.

During the year ended December 31, 2008, we did not invest in any CMBS or real estate loan investments where an affiliate of the manager held a controlling equity interest in the borrower. During the year ended December 31, 2007, we invested in a first mortgage loan participation with a cost basis of $30.0 million and two mezzanine loan participations with an aggregate cost basis of $49.4 million where an affiliate of the manager held a controlling equity interest in the borrower. During the year ended December 31, 2006, we invested in mezzanine loans totaling $65.0 million where an affiliate of the manager held a controlling equity interest in the borrower. The acquisition of these loans to affiliated borrowers was approved by the independent members of our Board of Directors as required by our investment guidelines. During the year ended December 31, 2008, we received repayments on loans to affiliated borrowers aggregating $8.5 million. At December 31, 2008, loans to affiliated entities had an unamortized cost basis of $82.3 million, an unpaid principal balance of $82.6 million and a carrying value of $54.0 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (Amounts are presented in thousands except for share and per share data and as otherwise noted)

Market Risk. Market risk is the exposure to loss resulting from changes in interest rates, credit curve spreads, foreign currency exchange rates, commodity prices and equity prices. The primary market risks to which we are exposed are interest rate risk and credit curve risk. Interest rate risk is highly sensitive to many factors, including governmental, monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Credit curve risk is highly sensitive to dynamics of the markets for commercial mortgage-backed securities and other loans and securities we plan to invest in. Excessive supply of these assets combined with reduced demand will cause the market to require a higher yield. This demand for higher yield will cause the market to use a higher spread over the U.S. Treasury securities yield curve, or other benchmark interest rates, to value these assets. Changes in the general level of the U.S. Treasury yield curve can have significant effects on the market value of our investment portfolio.

Our operating results depend substantially on the difference between the interest and related income earned on our interest-bearing assets and the interest expense incurred in connection with our interest-bearing liabilities. Competition from other providers of real estate financing may lead to a decrease in the interest rate earned on our interest-earning assets, which we may not be able to offset by obtaining lower interest costs on our borrowings. Changes in the general level of interest rates prevailing in the financial markets may affect the spread between our interest-earning assets and interest-bearing liabilities. Any significant compression of the spreads between interest-earning assets and interest-bearing liabilities could have a material adverse effect on us. In addition, continuing and/ or further increase in interest rates and/or credits spreads in the financial markets could, among other things, further reduce the value of our interest- earning assets and our ability to realize gains from the sale of such assets and result in increased margin calls on our short-term credit facilities, potentially requiring us to sell assets at a loss, while a decrease in interest rates could reduce the average life of our interest-earning assets.

We may utilize a variety of financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, in order to limit the effects of fluctuations in interest rates on our operations. We do not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of these types of derivatives to hedge interest-earning assets and/or interest-bearing liabilities carries certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of securities and that such losses may exceed the amount invested in such instruments. A hedge may not perform its intended purpose of offsetting losses. At times, we may have interest rate swap maturities or notional balances that do not correspond with outstanding floating rate debt balances, debt maturity dates or amounts. Moreover, with respect to certain of the instruments used as hedges, we are exposed to the risk that the counterparties with which we trade may cease making markets and quoting prices in such instruments, which may render us unable to enter into an offsetting transaction with respect to an open position. If we anticipate the income from any such hedging transaction will not be qualifying income for REIT income test purposes, we may conduct part or all of our hedging activities through a corporate subsidiary that will be fully subject to federal corporate income taxation (a taxable REIT subsidiary). Our profitability may be adversely affected during any period as a result of changing interest rates.

Interest Rate Risk. Interest rate sensitivity refers to the change in earnings and cash flows that may result from changes in the level of interest rates. Our net interest income is affected by changes in various interest rates, primarily LIBOR and treasury rates. At December 31, 2008, our primary sensitivity to interest rates related to the income we earned on a portion of our $275.0

million of floating rate real estate loans and the interest expense incurred on $796.6 million of floating rate indebtedness, the carry cost on our non-CDO related interest rate swaps which were all tied to LIBOR, resulting in net floating rate liabilities of $521.6 million. We have further sought to mitigate our exposure to changes in interest rates by entering into pay-fixed interest rate swaps based on notional amounts in effect at December 31, 2008 of $595.8 million thereby reducing exposure to interest rate fluctuations to approximately $74.2 million of net floating rate assets. The following table presents our pay-fixed interest rate swaps as of December 31, 2008 and 2007:

Trade Date	Effective Date	Entity	Termination Date	Initial Notional Balance	Notional Balance at December 31,		Ending Notional Balance	Fair Value at December 31,		Pay-Fixed Interest Rate
					2008	2007		2008(4)	2007	
October 2005	November 2005(1)	CDO I	June 2015	$109,977	$109,977	$109,977	$ 5,697	$(17,545)	$ (4,107)	4.9%
September 2006	October 2006(2)	CDO II	August 2016	386,324	303,126	340,047	219,929	(49,551)	(12,860)	5.1%
September 2006	October 2009(2)	JER Investors Trust Inc.	August 2016(8)	—	—	—	80,071	(3,536)	(1,056)	5.2%
February 2007	October 2007(2)	JER Investors Trust Inc.	October 2014(8)	—	83,198	46,277	85,024	(7,490)	(3,719)	5.1%
January 2007	November 2007(3)(6)	JER Investors Trust Inc.	December 2016(8)	100,000	40,000	100,000	40,000	(6,209)	(6,185)	5.3%
February 2007	November 2007(5)	JER Investors Trust Inc.	June 2008	45,000	—	45,000	—	—	(2,079)	5.0%
February 2007	November 2007(3)(7)	JER Investors Trust Inc.	February 2017(9)	26,000	19,500	26,000	19,500	(3,714)	(1,244)	5.1%
March 2007	November 2007(3)	JER Investors Trust Inc.	January 2017(8)	40,000	40,000	40,000	40,000	(3,939)	(1,631)	5.0%
				$707,301	$595,801	$707,301	$490,221	$(91,984)	$(32,881)	

(1) Swap related to our CDO I financing and is reflected at fair value with the change in value subsequent to December 31, 2007 recorded in other gains (losses) on the consolidated statement of operations due to our election to account for this swap using the FVO effective January 1, 2008.

(2) Swaps related to our CDO II financing and is reflected at fair value with the change in value subsequent to December 31, 2007 recorded in other gains (losses) on the consolidated statement of operations due to our election to account for these swaps using the FVO effective January 1, 2008.

(3) Swaps related to our current and future anticipated financings were intended to hedge future long-term floating rate debt and is not considered probable as of December 31, 2008 and as a result, the fair value at December 31, 2008 of $(13.9) million has been recorded in other gains (losses) in the consolidated statement of operations during the year ended December 31, 2008.

(4) The settlement amount of our interest rate swap liabilities was $(110.7) million as of December 31, 2008. This liability is partially offset by a $18.7 million credit valuation adjustment as of December 31, 2008 due to the SFAS No. 157 requirement to incorporate a credit valuation allowance for our and our counterparty's credit rating to arrive at fair value.

(5) In connection with the sale of a real estate loan in June 2008 and repayment of the related floating rate financing, we terminated a swap with an initial notional balance of $45.0 million and paid swap termination costs of $1.4 million.

(6) In connection with the sale of a real estate loan in September 2008 and repayment of the related floating rate financing, we partially terminated $60.0 million of notional balance on a swap with an initial notional balance of $100.0 million and paid swap termination costs of $4.0 million.

(7) In connection with the transfer of real estate loans classified as held for sale and repayment of the related floating rate financing, we partially terminated $6.5 million of notional balance on a swap with an initial notional balance of $26.0 million and paid swap termination costs of $1.5 million.

(8) On February 27, 2009, we agreed to terminate these interest rate swaps and replace them with a new seven-year fixed rate-for-fixed rate swap agreement. We are obligated to pay a fixed monthly amount of $0.4 million to National Australia Bank Limited from March 2009 through March 2016, with such payments commencing in April 2009.

(9) The counterparty terminated this swap on February 23, 2009. We paid the counterparty $3.3 million in connection with the termination.

At December 31, 2008, our interest rate swaps substantially mitigate the impact of interest rate changes on our net earnings and cash flow. As a result of and due to floating rates on our real estate loans, CDO notes payable and repurchase agreement borrowings, changes in interest rates will generally impact our net income. All of our floating rate assets and liabilities are tied to LIBOR or the applicable base rate and some are subject to certain caps, floors or other limitations. The following table shows the estimated change in net income for a 12-month period based on changes in the applicable LIBOR rates applied to floating rate assets, liabilities and interest rate swaps outstanding as of December 31, 2008:

LIBOR Rate Change (Basis Points)	Estimated Increase (Decrease) in Net Income Over 12 Months at December 31, 2008(1)(2)(3)
	(in thousands)
-150	$(371)
-50	(371)
50	371
150	1,113

(1) Estimated increased (decrease) in net income over next twelve months does not consider the impact of SFAS No. 159 adoption, effective January 1, 2008.

(2) As a result of the interest rate swap restructuring and terminations subsequent to December 31, 2008, the estimated increase (decrease) in net income over the next twelve months at December 31, 2008 based on interest rate changes of (150), (50), 50 and 150 basis points is $543, $543, $(543) and $(1,628), respectively.

(3) At December 31, 2008, the 1-month LIBOR rate was approximately 44 basis points. This analysis is presented assuming LIBOR will exceed 0 basis points.

Interest rate changes may also affect the fair value of our CMBS investments, real estate loans and derivatives. We have not entered into derivative transactions designed to hedge changes in fair value.

Credit Risk. Our portfolio of commercial real estate loans and securities is subject to a high degree of credit risk. Credit risk is the exposure to loss from debtor defaults. Default rates are subject to a wide variety of factors, including, but not limited to, property performance, property management, supply and demand factors, construction trends, consumer behavior, regional economics, interest rates, the strength of the Unites States economy, the availability of credit and/or refinancing opportunities, and other factors beyond our control.

All loans are subject to some probability of default. We underwrite our CMBS investments assuming (i) the underlying loans will suffer some dollar amount of defaults and (ii) the defaults will lead to some level of realized losses. Loss adjusted yields are computed based on these assumptions and applied to each class of security supported by the cash flow on the underlying loans. The most significant variables affecting loss adjusted yields include, but are not limited to, the number of defaults, the severity of loss that occurs subsequent to a default and the timing of the actual loss. The different rating levels of CMBS will react differently to changes in these assumptions. The lowest rated securities are generally more sensitive to changes in timing of actual losses. The higher rated securities are more sensitive to the severity of losses.

We generally assume that substantially all of the principal of a non-rated security, and in some cases a portion of or all of more senior rated securities, will not be recoverable over time. The timing and the amount of the loss of principal are the key assumptions to determine the economic yield of these securities. Timing is of paramount importance because we will assume substantial losses of principal on the non-rated securities, therefore the longer the principal balance remains outstanding the more interest the holder receives to support a greater economic return. Alternatively, if principal is lost faster than originally assumed, there is less opportunity to receive interest and a lower return or loss may result. If actual principal losses on the underlying loans exceed assumptions, the higher rated securities will be affected more significantly as a loss of principal may not have been assumed previously.

We manage credit risk through the underwriting process, establishing loss assumptions and monitoring of loan performance. Before acquiring a controlling class security (represented by a majority ownership interest in the most subordinate tranche) in a proposed pool of loans, we perform a rigorous analysis of all of the proposed underlying loans. Information from this review is then used to establish loss assumptions. We assume that some portion of the loans will default and calculate an expected or loss adjusted yield based on that assumption. After the securities have been acquired, we monitor the performance of the loans, as well as external factors that may affect their value.

Factors that indicate a higher loss severity or acceleration of the timing of an expected loss will cause a reduction in the expected yield and therefore reduce our earnings. Furthermore, we may be required to write down a portion of the accreted cost basis of the affected assets through a charge to income in the event that the investment is considered impaired.

Since September 30, 2008, we have seen a significant increase in assets entering our CMBS special servicing portfolio. The CMBS special servicing portfolio balances were $303.5 million, $713.5 million and $1.2 billion at September 30, 2008, December 31, 2008 and March 27, 2009, respectively. Due to the continued tightening of credit, declining real estate values, worsening macro-economic environment, in conjunction with the significant increase in our CMBS special servicing portfolio, we increased our loan loss projections associated with the real estate loan collateral underlying our "first-loss" CMBS portfolio which represented approximately 3,500 loans with an unpaid principal balance of approximately $48 billion as of December 31, 2008. As of December 31, 2008, we increased projected future loan losses from $862.7 million to $964 million. In addition, we accelerated the projected timing of these losses, with most of the loss increase projected to occur in 2009 and 2010. This increase in loss projections results in lower projected cash flows from our "first-loss" CMBS investments, and, in part, caused us to recognize a $163.0 million impairment charge during the year ended December 31, 2008. Such losses may be increased in the future in the event that collateral performance and macroeconomic conditions deteriorate.

We will also invest in commercial real estate loans, primarily mezzanine loans, bridge loans, B-notes, loans to real estate companies, whole mortgage loans, first mortgage participations and net leased real estate. Although we have not to date, we may also invest in residential mortgages and related securities. These investments will be subject to credit risk. The extent of our credit risk exposure will be dependent on risks associated with commercial and residential real estate. Property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; increases in operating expenses (such as energy costs) and; reductions in and/ or lack of capital and liquidity. In the event a borrower's net operating income decreases, the borrower may have difficulty repaying our loans, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses.

Recent Events

Investments

On March 2, 2009, we funded a $0.9 million capital call to the US Debt Fund increasing the cumulative total amount funded to $4.3 million.

Dividends

On December 16, 2008, we declared a dividend for our fourth fiscal quarter ended December 31, 2008 of $22.7 million, or $8.80 per share of existing common stock, consisting of a regular quarterly dividend of $3.00 per share of existing common stock and a special dividend of $5.80 per share of existing common stock, payable in a combination of stock and cash at the election of our stockholders. The cash portion of the 2008 year end dividend was limited to $2.3 million. The 2008 year end dividend was payable to stockholders of record as of December 30, 2008 and was paid on January 30, 2009. As a result, on January 30, 2009, we issued a total of 2,397,891 shares of existing common stock to pay the stock portion of the 2008 year end dividend.

On February 13, 2009, we declared a 1-for-10 reverse split of JRT's common stock. The reverse stock split was effected before the opening of the New York Stock Exchange on February 20, 2009. The 1-for-10 reverse split converted 10 shares of our common stock into 1 share of its common stock. The par value of our common stock remained $0.01 per share. The reverse stock split affects all issued and outstanding shares of our common stock immediately prior to the effectiveness of the reverse stock split. The reverse stock split reduced the number of shares of common stock outstanding from 25,901,035 shares to 2,590,104 shares and has been retrospectively applied to all periods presents in these financial statements.

Financing

On February 23, 2009 and March 23, 2009, we repaid $2.0 million and $0.8 million, respectively, of borrowings on our JPMorgan Facility, and on February 27, 2009, the Company repaid in full the $0.5 million unsecured note payable to Goldman Sachs.

On February 23, 2009, one of our counterparties terminated an interest rate swap with a notional balance of $19.5 million at a cost of $3.3 million. On March 2, 2009, the Company restructured four pay fixed interest rate swaps that face us. As a result, the swaps were consolidated and payment terms were modified so that we are obligated to pay a fixed monthly amount of approximately $0.4 million through March 2016, compared to variable monthly payments of $0.6 million in December 2008 and January 2009.

Other

On March 26, 2009, we received written notice from the NYSE that we were not in compliance with the NYSE's continued listing standards applicable to it requiring that we maintain a 30-day trailing average global equity market capitalization of at least $15.0 million (this standard has temporarily been lowered from $25.0 million through June 30, 2009). The NYSE will suspend trading of our common stock prior to the market open on April 1, 2009. As of April 1, 2009, our common stock will begin trading on the over-the-counter ("OTC") market.

During the first quarter 2009, there have been significant levels of rating agency downgrades to CMBS bonds contributed as collateral to our second collateralized debt obligation ("CDO II"). As a result, CDO II did not meet certain over-collateralization coverage tests in February 2009 resulting in approximately $2.2 million of cash that would have otherwise been paid to us being redirected to repay principal on certain senior notes payable issued by CDO II with respect to the February 2009 payment. We expect this cash flow redirection to continue for the foreseeable future. During 2008, JRT received approximately $28 million of net cash distributions from CDO II.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The report of the independent registered public accounting firm and consolidated financial statements listed in the accompanying index are included in Item 15 of this report. See Index to Financial Statements on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements on accounting and financial disclosure matters. The company has not changed accountants in the two most recent fiscal years.

ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of Disclosure Control and Procedures.* An evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (as defined in Rule 13a-15(e)) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this annual report on Form 10-K was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Securities Exchange Act is timely recorded, processed, summarized and reported and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed under or submitted under the Securities Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b) *Management's Report on Internal Control Over Financial Reporting.* Managements Report on Internal Control over Financial Reporting, which appears on page F-2, is incorporated herein by reference.

ITEM 9B. OTHER INFORMATION

No other information is being furnished within this Annual Report on Form 10-K.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference to our definitive proxy statement for the 2008 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the fiscal year ended December 31, 2008.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to our definitive proxy statement for the 2008 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the fiscal year ended December 31, 2008.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to our definitive proxy statement for the 2008 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the fiscal year ended December 31, 2008.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

Incorporated by reference to our definitive proxy statement for the 2008 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the fiscal year ended December 31, 2008.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to our definitive proxy statement for the 2008 annual meeting of stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act within 120 days after the fiscal year ended December 31, 2008.

PART IV

ITEM 15. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

(a) Consolidated Financial Statements and Schedules.

Reference is made to the "Index to the Financial Statements" on page F-1 of this report and the Financial Statements included herein, beginning on page F-5.

All other financial statement schedules are not required under the related instructions, or they have been omitted either because they are not significant, the required information has been disclosed in the consolidated financial statements and the notes related thereto.

(b) Exhibits

The following exhibits are filed as part of this annual Report on Form 10-K:

Exhibit Number	Description
3.1	Articles of Incorporation of the Registrant.[1]
3.2	Articles of Amendment of the Registrant[2]
3.3	Articles of Amendment of the Registrant[3]
3.4	By-laws of the Registrant.[1]
3.5	Amendment to the By-laws of the Registrant.[4]
4.1	Form of Certificate for Common Stock.[1]
4.2	Registration Rights Agreement, dated June 4, 2004, between Registrant, JER Commercial Debt Advisors LLC and Friedman, Billings, Ramsey & Co., Inc.[1]
10.1	Management Agreement, dated June 4, 2004, between Registrant and JER Commercial Debt Advisors LLC.[1]
10.2	Amendment to Management Agreement, dated January 1, 2006, between Registrant and JER Commercial Debt Advisors LLC.[5]
10.3	Amendment to Management Agreement, dated January 24, 2006, between Registrant and JER Commercial Debt Advisors LLC.[6]
10.4	Amendment to Management Agreement, dated January 1, 2008, between Registrant and JER Commercial Debt Advisors LLC.
10.3	Nonqualified Stock Option and Incentive Award Plan, as amended.[7]
10.4	Nonqualified Stock Option and Incentive Award Plan for Manager Only.[7]
10.5	Form of Restricted Stock Award Agreement Pursuant to Nonqualified Stock Option and Incentive Award Plan.[8]
10.6	Form of Restricted Stock Award Agreement Pursuant to Nonqualified Stock Option and Incentive Award Plan for Manager Only.[8]
10.7	Form of Performance Unit Agreement Pursuant to Nonqualified Stock Option and Incentive Award Plan.[8]
10.8	Form of Performance Unit Agreement Pursuant to Nonqualified Stock Option and Incentive Award Plan for Manager Only.[8]

Exhibit Number	Description
10.9	Services Agreement, dated June 4, 2004, by and among JER Investors Trust Inc., JER Commercial Debt Advisors LLC and J.E. Robert Company, Inc.[1]
10.10	Advisory Services Letter, dated July 8, 2005.[1]
10.11	Form of Stock Option Award Agreement.[9]
10.12	Amended and Restated Limited Partnership Agreement, dated December 11, 2007[10]
10.13	Amendment to Amended and Restated Limited Partnership Agreement, dated December 4, 2008[11]
10.14	409A Amendment No. 1 to Nonqualified Stock Option and Incentive Award Plan.
10.15	409A Amendment No. 1 to Nonqualified Stock Option and Incentive Award Plan for Manager Only.
21.1	List of significant subsidiaries (as defined in regulation S-X, Rule 102) of JER Investors Trust.
31.1	Certification of Chief Executive Officer.
31.2	Certification of Chief Financial Officer.
32.1	Section 302 Certification of Chief Executive Officer.
32.2	Section 302 Certification of Chief Financial Officer.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-11 (Registration No. 333-122802), as amended. Such Registration Statement was originally filed with the Securities and Exchange Commission on February 14, 2005.
(2) Incorporated by reference to the Current Report on Form 8-K, filed with the SEC on February 20, 2009.
(3) Incorporated by reference to the Current Report on Form 8-K, filed with the SEC on February 20, 2009.
(4) Incorporated by reference to the Registrant's Amended Current Report on Form 8-K/A, filed with the SEC on April 4, 2007.
(5) Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.
(6) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2005.
(7) Incorporated by reference to the Current Report on Form 8-K, filed with the SEC on June 5, 2007.
(8) Incorporated by reference to the Current Report on Form 8-K, filed with the SEC on August 2, 2007.
(9) Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006.
(10) Incorporated by reference to the Current Report on Form 8-K, filed with the SEC on December 17, 2007.
(11) Incorporated by reference to the Current Report on Form 8-K, filed with the SEC on December 10, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JER INVESTORS TRUST INC.

By: /s/ J. MICHAEL MCGILLIS

Name: J. Michael McGillis
Title: Chief Financial Officer
Date: March 31, 2009

Each of the officers and directors of JER Investors Trust Inc. whose signature appears below, in so signing, also makes, constitutes and appoints Daniel T. Ward, acting alone, his true and lawful attorney-in-fact, with full power and substitution, for him in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments to the Annual Report on Form 10-K, with exhibits thereto and other documents connected therewith and to perform any acts necessary to be done in order to file such documents, and hereby ratifies and confirms all that said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOSEPH E. ROBERT, JR. **Joseph E. Robert, Jr.**	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	March 31, 2009
/s/ MARK S. WEISS **Mark S. Weiss**	President and Director	March 31, 2009
/s/ KEITH W. BELCHER **Keith W. Belcher**	Vice Chairman of the Board and Executive Vice President	March 31, 2009
/s/ J. MICHAEL MCGILLIS **J. Michael McGillis**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2009
/s/ DANIEL J. ALTOBELLO **Daniel J. Altobello**	Director	March 31, 2009
/s/ PETER D. LINNEMAN **Peter D. Linneman**	Director	March 31, 2009
/s/ W. RUSSELL RAMSEY **W. Russell Ramsey**	Director	March 31, 2009
/s/ FRANK J. CAUFIELD **Frank J. Caufield**	Director	March 31, 2009
/s/ DWIGHT L. BUSH **Dwight L. Bush**	Director	March 31, 2009